As filed with the Securities and Exchange Commission on April 13, 2005

Registration No. 333-119511

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Bois d’Arc Energy, LLC
(Exact Name of Registrant as Specified in Its Charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	20-1268553 (I.R.S. Employer Identification Number)

Wayne L. Laufer Chief Executive Officer
600 Travis Street, Suite 6275	600 Travis Street, Suite 6275
Houston, Texas 77002	Houston, Texas 77002
(713) 228-0438	(713) 228-0438
(Address, Including Zip Code, and Telephone Number, including	(Name, Address, including Zip Code, and Telephone Number,
Area Code, of Registrant’s Principal Executive Offices)	including Area Code, of Agent for Service)

Copies to:

Jack E. Jacobsen
Toni Weinstein	Douglass M. Rayburn
Locke Liddell & Sapp LLP	Baker Botts L.L.P.
2200 Ross Avenue, Suite 2200	2001 Ross Avenue, Suite 600
Dallas, Texas 75201	Dallas, Texas 75201
Facsimile: (214) 740-8800	Facsimile: (214) 661-4634

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

     Bois d’Arc Energy, LLC, the registrant whose name appears on the cover of this registration statement, is a Nevada limited liability company. Before the completion of the offering of shares of common stock pursuant to this registration statement, Bois d’Arc Energy, LLC will be converted into a Nevada corporation and renamed Bois d’Arc Energy, Inc. Shares of the common stock of Bois d’Arc Energy, Inc. are being offered by the prospectus included as a part of this registration statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 13, 2005

PROSPECTUS

13,500,000 Shares

(BOIS D’ARC LOGO)
Common Stock

     We are selling 12,000,000 shares of our common stock. The selling stockholder identified in this prospectus is selling an additional 1,500,000 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholder. Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “BDE.”

     This is our initial public offering, and no public market currently exists for our shares. We expect the public offering price to be between $12.00 and $15.00 per share.

You should consider the risks which we have described in “Risk Factors” beginning on page 10 before buying shares of our common stock.

Per
	Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

     The underwriters may purchase up to an additional 1,800,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to the purchasers on or before           , 2005.

RAYMOND JAMES

     FRIEDMAN BILLINGS RAMSEY

          JOHNSON RICE & COMPANY L.L.C.

HARRIS NESBITT

Petrie Parkman & Co.	Calyon Securities (USA) Inc.
Hibernia Southcoast Capital	KeyBanc Capital Markets

The date of this prospectus is                     , 2005.

PROSPECTUS SUMMARY

     This prospectus summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes that the underwriters’ over-allotment option is not exercised. Pro forma financial information presented in this prospectus gives pro forma effect to our formation, our conversion to a Nevada corporation and this offering. For a more detailed description of the pro forma adjustments and assumptions used in preparing the pro forma information, you should read the pro forma financial statements and the accompanying notes appearing elsewhere in this prospectus. You should read “Risk Factors” for information about important factors you should consider before buying our common stock. We include a glossary of some of the terms used in this prospectus in Appendix A.

     We were formed in July 2004 by Bois d’Arc Resources, Ltd., Bois d’Arc Offshore, Ltd., entities affiliated with Wayne L. Laufer, our Chief Executive Officer, and Gary W. Blackie, our President, and participants in their exploration activities, and Comstock Offshore, LLC, a subsidiary of Comstock Resources, Inc., or Comstock. Prior to our formation, the Bois d’Arc entities and Comstock Offshore operated a joint venture to explore for oil and natural gas in the Gulf of Mexico. Prior to the closing of this offering, we will convert from a Nevada limited liability company to a Nevada corporation and change our name to Bois d’Arc Energy, Inc. Unless specifically stated, the information in this prospectus assumes that this conversion has occurred. References in this prospectus to “Bois d’Arc Energy, Inc.,” “we,” “us” or like terms when used in the present tense, prospectively or for historical periods since July 2004 refer to the assets and operations of Bois d’Arc Energy, LLC and, upon its conversion, Bois d’Arc Energy, Inc. and, in each case, its consolidated subsidiaries. References to “our predecessors,” “we,” “us” or like terms and the discussion of our financial and operating results for periods prior to July 2004 refer to the assets and operations that were contributed to Bois d’Arc Energy, LLC in connection with our formation.

Bois d’Arc Energy, Inc.

     We are a growing independent exploration company engaged in the discovery and production of oil and natural gas in the Gulf of Mexico shelf. We focus our operations in the Gulf of Mexico shelf principally because we believe this region has significant undiscovered reserves, in both unexplored and previously explored areas. Additionally, many major integrated and large independent energy companies have redirected their human and financial resources over the last several years away from the Gulf of Mexico shelf to focus on larger projects in the deepwater Gulf of Mexico and other areas of the world. As a result of these trends, as well as improvements in seismic and drilling technology, we believe that the region offers ample exploration and development opportunities.

     During the five-year period ended December 31, 2004, we successfully completed 43 out of the 57 exploration wells that we drilled and 28 out of the 29 development wells that we drilled, for an overall success rate of 83%. During this period, we spent $474.3 million on our acquisition, development and exploration activities and we increased our estimated net proved reserves from approximately 144.8 Bcfe to 305.3 Bcfe and produced an aggregate of 103.9 Bcfe.

     Our proved reserves at December 31, 2004 were 305.3 Bcfe with a PV-10 Value of $996.7 million. Our proved reserves were 83% proved developed and were 63% natural gas on a Bcfe basis. With respect to our proved developed reserves at December 31, 2004, 23% were producing and the remaining 77% were either not producing or behind pipe. Our reserves at December 31, 2004 were approximately 5% below our predecessors’ combined reserves of 321.9 Bcfe at December 31, 2003. In connection with our formation, we performed a comprehensive reserve evaluation of all the proved reserves that were contributed to us. The decrease in proved reserves from our predecessors’ combined reserves at December 31, 2003 resulted from production and certain downward reserve revisions that were partially offset by discoveries. The downward revisions were primarily related to certain proved undeveloped reserves or nonproducing reserves that we determined would not be drilled or developed because these projects do not meet our current rate of return criteria and are not in our current development plan or have been revised downward based on recent drilling results or production performance of offset wells.

     As of December 31, 2004, we served as operator for approximately 97% of our properties based on the PV-10 Value of the related proved reserves. In March 2005, our net daily natural gas production averaged 48.4 MMcf and our net daily oil production averaged approximately 3,671 Bbls, or a total of 70.4 MMcfe per day. Approximately 69% of our daily production was natural gas on a Bcfe basis. Our pro forma net income was $30.5 million for the year ended December 31, 2004.

Our Business Strategy

     Our goal is to increase shareholder value by investing in exploration and development projects that generate attractive rates of return. We seek to achieve this goal through the following strategies:

     Grow Through Exploration. We focus a substantial portion of our capital investments on exploration activities because we believe that, over the long-term, exploration provides attractive risk-weighted rates of return. From the formation of our joint exploration venture in 1997 through December 31, 2004, our exploration program has achieved an average drilling success rate of 70%, with 59 successful exploration wells out of a total of 84 drilled.

     Focus on the Gulf of Mexico Shelf. We plan to continue to explore for reserves in the Gulf of Mexico shelf. We define the Gulf of Mexico shelf as the area of the Gulf of Mexico extending out to the continental shelf break, which generally occurs at a water depth of approximately 600 feet. This region is a prolific producing area that we believe has substantial future exploration potential due to favorable economic and geologic conditions for finding oil and natural gas, including multiple reservoir formations, and comprehensive geologic and seismic databases.

     Generate Prospects Internally. Substantially all of our oil and natural gas prospects are originated and developed internally through the combined efforts of our technical team. Our regional expertise, combined with a rigorous structural and stratagraphic interpretation of 3-D seismic data integrated with subsurface mapping techniques, promotes the identification of quality drilling prospects.

     Pursue Leasehold Acquisitions. We have been an active participant in the six central Gulf of Mexico sales held since 1999, and expect to continue a high level of participation in future sales. Since 1999, we have been the high bidder on 53 of 63 blocks on which we have bid, representing an 84% success rate. However, we may not be as successful in future lease sales. In addition to bidding on blocks in the Gulf of Mexico lease sales, we actively pursue exploration prospects through farm-in opportunities and acquisitions of producing and non-producing properties that have exploration potential.

     Operate Core Properties. As of December 31, 2004, we served as operator for approximately 97% of our properties, based on the PV-10 Value of our proved reserves. As operator, we can manage all phases of a project’s drilling and development operations. We believe operating allows us to:

•	exercise greater control over the cost, timing and scope of our activities;

•	more effectively utilize our platforms, processing facilities, flowlines and pipelines; and

•	maintain a lower cost structure.

Our Strengths

     We believe that we have a variety of strengths that will help us achieve our business goals.

     Experienced Management and Technical Team. Our management and technical team has an average of 24 years of experience exploring, operating and producing natural gas and oil reserves in the Gulf of Mexico region and has experience in all phases of drilling and completing wells in the Gulf of Mexico.

     Substantial Drilling Inventory. As a result of our experienced technical team and our successful exploration drilling program, we have assembled an inventory of 48 exploratory and 24 developmental prospects. Our inventory and our degree of operating control provide us with flexibility in project selection and the timing of our drilling projects. We believe there are opportunities to expand our exploration activities on our existing leasehold acreage position, particularly by exploring the deep shelf, which we define as prospects at geologic and drilling depths greater than 15,000 feet.

     Operational Capabilities. We operate almost all of our properties, and believe that by having operational control, we are able to more effectively control our expenses, capital allocation and the timing and method of exploration and development of our properties.

     Technical Approach. Approximately 90% of our drilling prospects have been generated internally by our technical team using advanced technology in analyzing, interpreting and visualizing 3-D seismic data.

     Strong Balance Sheet. After the application of the net proceeds from this offering, we will have no debt outstanding. We plan to maintain a conservative balance sheet to preserve our ability to execute our exploration program despite volatility of commodity prices.

Exploration Overview

     Our future growth will be driven primarily by exploration activities. We have 48 identified exploration prospects in our inventory that are located on our leasehold acreage and supported by 3-D seismic. We believe that by adhering to our prospect selection methodology, we have realized high historical exploration success rates. We believe that our inventory, including development wells resulting from new discoveries, will provide us with opportunities to increase our reserves and production over the next three to five years. Under our current drilling budget, we plan to drill approximately 13 of these prospects in 2005. However, the actual number of prospects that we drill over any defined time period will be determined based upon the number of rig days that we have available under our contracts with drilling contractors and the amount of time it takes to drill each prospect selected by our management and technical team.

     As a result of our exploration knowledge and success in the Gulf of Mexico shelf region, we have gradually pursued deeper drilling opportunities on the Gulf of Mexico shelf, which we refer to as deep shelf exploration. Deep shelf wells are located in shallow water areas of the Gulf of Mexico at geologic and drilling depths greater than 15,000 feet. These deep shelf prospects are often higher risk but have higher reserve potential and may qualify for recently enacted federal royalty relief. We have drilled a total of twenty deep shelf wells in the South Pelto and South Timbalier areas of the Gulf of Mexico. Of the twenty deep shelf wells drilled, eleven resulted in completions at geologic and drilling depths below 15,000 feet, seven were completed above 15,000 feet and two were unsuccessful.

Risk Factors

     We face risks in operating our business, including risks that may prevent us from achieving our business strategy. The risks include those relating to the following matters:

•	we have an extremely limited operating history as a stand-alone entity and might not be able to operate our business or implement our operating strategy successfully;

•	this offering and our continued existence is contingent upon our raising at least $million in order to be able to pay off all indebtedness owing to Comstock;

•	our historical financial information may have limited relevance and you will have limited information on which to make your investment decision;

•	a substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations and our ability to meet our capital expenditure obligations and financial commitments and to implement our business strategy;

•	prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities or quantities sufficient to meet our targeted rate of return;

•	approximately 81% of our total proved reserves are developed non-producing or undeveloped, and those reserves may not ultimately be produced or developed;

•	we need to replace our reserves at a faster rate than companies whose reserves have longer production periods, and our failure to replace our reserves would result in decreasing reserves and production over time;

•	we plan to conduct exploration, development and production operations on the deep shelf of the Gulf of Mexico, which presents greater operating and financial risks than conventional shelf operations;

•	if oil and natural gas prices decrease, we may be required to write-down the carrying values and/or the estimates of total reserves of our oil and natural gas properties, which would constitute a non-cash charge to earnings and adversely affect our results of operations;

•	our reserve estimates depend on many assumptions that may turn out to be inaccurate, and any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves;

•	three of our field areas comprise approximately 52% of the PV-10 Value of our total proved reserves, and if our reserve estimates in these areas turn out to be inaccurate, there may be a material adverse effect on our financial condition;

•	as long as Comstock owns a substantial amount of our outstanding common stock, Comstock will have significant influence over matters to be submitted to our stockholders for approval, and this ownership may adversely affect the value of our common stock and inhibit potential changes of control;

•	certain of our executive officers and directors face conflicts of interest relating to the positions they hold with other entities, which could be resolved in a manner adverse to us and harm our business; and

•	Comstock is not prohibited from competing with us, which could adversely affect our ability to succeed.

     You should consider these risks before investing in our company. For a discussion of the significant risks associated with operating our business or investing in our common stock, please read the section entitled “Risk Factors.”

New Credit Facility

     We intend to enter into a new $175.0 million bank credit facility with The Bank of Nova Scotia and several other banks at the closing of this offering. The new credit facility will provide a four-year revolving credit commitment. Borrowings under the new credit facility will be limited to a borrowing base that will initially be set at $100.0 million. Indebtedness under the new credit facility will be secured by substantially all of our and our subsidiaries’ assets and will be guaranteed by all of our subsidiaries. For a description of our new credit facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Our Relationship with Comstock

     In connection with our formation, we issued 59.9% of our equity to and incurred $152.3 million of indebtedness with Comstock, of which $148.1 million was outstanding as of December 31, 2004. We intend to repay this amount out of the net proceeds of this offering. In the event such proceeds are insufficient to repay all amounts under the credit facility provided by Comstock, we intend to borrow any such shortfall under our new credit facility. After the consummation of this offering, Comstock will beneficially own a total of 29,935,761 shares of our common stock, which will represent approximately 46.7% of our outstanding shares. For a description of the formation, please see “Business and Properties — Our Company.”

Conversion to a Corporation

     Prior to the closing of this offering, we will convert from a Nevada limited liability company to a Nevada corporation and change our name to Bois d’Arc Energy, Inc.

     Bois d’Arc Energy, LLC has three classes of membership units — class A, class B and class C units. These units generally differ with respect to their relative priority to distributions and other rights. Only the class A units have voting rights. The class C units were issued to certain officers, managers and consultants pursuant to compensation and incentive arrangements established by the board of managers of Bois d’Arc Energy, LLC. All outstanding units will be converted into shares of our common stock in connection with the conversion to a corporation, other than the class A units, which we will redeem at a price of $1.00 per unit. As all of the taxable income of Bois d’Arc Energy, LLC is passed through to its members, Bois d’Arc Energy, LLC has agreed to pay its members amounts to cover their federal income tax liability on their respective share of taxable income from the company for the period from July 2004, when Bois d’Arc Energy, LLC was formed, to the date of our conversion. We will assume this liability and make such payments after the conversion. For additional information on these transactions, please see “Certain Relationships and Related Party Transactions — Conversion Transactions.”

Our Offices

     Our principal executive offices are located at 600 Travis Street, Suite 6275, Houston, Texas 77002. Our telephone number is (713) 228-0438. We intend to maintain a web site at www.boisdarcenergy.com, which will contain information about us. Our web site and the information contained on it and connected to it will not be deemed incorporated by reference into this prospectus.

The Offering

Common stock offered by Bois d’Arc Energy, Inc.	12,000,000 shares

Common stock offered by the selling stockholder	1,500,000 shares

Common stock outstanding after the offering	64,145,000 shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $149.2 million. We intend to use the net proceeds of this offering to repay all of our outstanding indebtedness to Comstock and the remainder for general corporate purposes. See “Use of Proceeds” for additional information. We will not receive any proceeds from sales of shares by the selling stockholder.

New York Stock Exchange symbol	“BDE”

     Except as otherwise noted, the number of shares to be outstanding after this offering includes 2,145,000 restricted shares issued under our long-term incentive plan but excludes 2,800,000 shares of common stock that are issuable upon exercise of outstanding options as of April 12, 2005.

Summary Historical and Pro Forma Financial Information

     The following tables set forth summary historical financial data as of and for the periods indicated and summary pro forma financial data for the year ended December 31, 2004. The combined statement of operations data for the years ended December 31, 2002 and 2003 and the period from January 1, 2004 to July 15, 2004 is derived from our predecessors’ audited financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception (July 16, 2004) to December 31, 2004 is derived from our audited financial statements included elsewhere in this prospectus. The summary unaudited pro forma information set forth below is derived from our unaudited pro forma financial statements included elsewhere in this prospectus and should be read in conjunction with those statements including the notes thereto. The pro forma results reflect the combined results of us and our predecessors for 2004, our conversion to a corporation and this offering and the application of proceeds therefrom. The unaudited pro forma financial information is not necessarily indicative of the results that actually would have been achieved during 2004 or that may be achieved in the future. The summary historical and pro forma financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and our predecessors’ financial statements and the notes to those financial statements included elsewhere in this prospectus.

Statement of Operations Data:

	Combined Bois d’Arc Energy, LLC
	Predecessors			Bois d’Arc Energy, LLC
				Period from
			Period from	Inception (July	Pro Forma
			January 1,	16, 2004) to	Year Ended
	Year Ended December 31,		2004 to July	December	December
	2002	2003	15, 2004	31, 2004	31, 2004
	(In thousands, except per share data)
Oil and gas sales	$76,067	$133,450	$70,341	$72,721	$143,062
Operating expenses:
Oil and gas operating(1)	14,725	22,290	15,233	16,602	31,835
Exploration	5,458	800	2,676	12,040	14,716
Depreciation, depletion and amortization	32,490	44,285	22,831	21,761	44,592
Impairment	—	500	—	—	—
General and administrative, net	2,600	3,481	1,450	2,641	5,145

Total operating expenses	55,273	71,356	42,190	53,044	96,288

Income from operations	20,794	62,094	28,151	19,677	46,774
Other income (expenses):
Interest income	81	154	75	74	149
Interest expense	(10,818)	(9,580)	(4,453)	(2,665)	—
Formation costs	—	—	—	(1,838)	—

Income before income taxes	10,057	52,668	23,773	15,248	46,923
Provision for income taxes	—	—	—	—	(16,423)

Net income before cumulative effect of change in accounting principle	10,057	52,668	23,773	15,248	30,500
Cumulative effect of change in accounting principle	—	(739)	—	—	—

Net income	$10,057	$51,929	$23,773	$15,248	$30,500

Net income per share:
Basic					$0.49

Diluted					$0.49

Weighted average shares outstanding:
Basic					62,000

Diluted					62,790

Other Financial Data:

	Combined Bois d’Arc Energy, LLC			Bois d’Arc
	Predecessors			Energy, LLC
				Period from
			Period from	Inception
			January 1, 2004	(July 16, 2004)
	Year Ended December 31,		to July 15,	to December 31,
	2002	2003	2004	2004
	(In thousands)
Capital expenditures	$68,363	$98,974	$83,273	$59,703
Net cash flows from operating activities	47,851	114,001	50,988	49,449
Net cash flows used for investing activities	(68,363)	(98,974)	(83,273)	(83,757)
Net cash flows from (used for) financing activities	25,779	(5,319)	28,759	36,724

Balance Sheet Data:

	Bois d'Arc Energy, LLC
	As of December 31, 2004
	Actual	Pro Forma
	(In thousands)
Cash and cash equivalents	$2,416	$4,016
Property and equipment, net	511,477	511,477
Total assets	530,583	531,667
Payable to parent company(2)	148,066	—
Equity	319,485	356,198

(1)	Includes lease operating costs and production and ad valorem taxes.

(2)	Payable to parent company represents advances made to us by Comstock in connection with our formation.

Summary Historical Reserve and Operating Data

     The following table presents summary information regarding our estimated net proved oil and natural gas reserves as of December 31, 2002, 2003 and 2004, and our historical operating data for the years ended December 31, 2002, 2003 and 2004. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission, or the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes. The December 31, 2004 estimates of net proved reserves are based on a reserve report prepared by Lee Keeling and Associates, Inc., our independent petroleum consultants. Appendix B to this prospectus contains a letter prepared by Lee Keeling and Associates, Inc. summarizing the reserve report. For additional information regarding our reserves, please read the section of this prospectus entitled “Business and Properties — Oil and Natural Gas Reserves” and note 12 to our financial statements.

Reserve Data:

	As of December 31,
	2002	2003	2004
Estimated net proved reserves:
Oil (MBbls)	18,350	19,518	18,732
Natural gas (Mmcf)	143,157	204,744	192,935
Natural gas equivalent (Mmcfe)(1)	253,257	321,855	305,326

Proved developed producing (Mmcfe)	68,051	58,742	58,126
Proved developed non-producing (Mmcfe)	102,513	179,283	195,275

Total proved developed (Mmcfe)	170,564	238,025	253,401
Proved undeveloped (Mmcfe)	82,693	83,830	51,925

Total (Mmcfe)	253,257	321,855	305,326

PV-10 Value (in thousands)(2)	$655,370	$1,064,049	$996,724
Standardized measure (in thousands)(3)	$655,370	$1,064,049	$996,724
Pro forma standardized measure of discounted future net cash flow (in thousands)(4)			$688,387

Operating Data:

	Year Ended December 31,
	2002	2003	2004
Net Production Data:
Oil (MBbls)	1,033	1,461	1,611
Natural gas (MMcf)	14,793	15,231	12,175
Natural gas equivalent (MMcfe)	20,986	23,994	21,838
Average daily volumes (MMcfe/day)	58	66	60
Average Sales Price:
Oil (Bbls)	$25.30	$31.03	$40.36
Natural gas (Mcf)	$3.38	$5.79	$6.41
Average equivalent price (per Mcfe)	$3.62	$5.56	$6.55
Expenses ($ per Mcfe):
Oil and gas operating(5)	$0.70	$0.93	$1.46
Depreciation, depletion and amortization(6)	$1.54	$1.84	$2.04

(1)	Determined using the ratio of six Mcf of natural gas to one barrel of crude oil.

(2)	The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis, and was determined based on the market prices for oil and natural gas on December 31, 2004. The market price for our oil production on December 31, 2004, after basis adjustments, was $42.14 per barrel. The market price received for our natural gas production on December 31, 2004, after basis adjustments was $6.01 per Mcf. Prices are held constant in accordance with SEC guidelines.

(3)	The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved oil and natural gas reserves after income tax discounted at 10%. Our predecessors are either individuals or partnerships or limited liability companies that pass through their taxable income to their owners. Accordingly, no provision for federal or state corporate income taxes has been provided for in the determination of the standardized measure of discounted future net cash flows.

(4)	The pro forma standardized measure of discounted future net cash flows as of December 31, 2004 is pro forma for our conversion to a corporation, and accordingly, includes a provision for corporate income taxes at an assumed rate of 35%.

(5)	Includes lease operating costs and production and ad valorem taxes.

(6)	Represents depreciation, depletion and amortization of oil and gas properties only.

     Our reserves at December 31, 2004 were approximately 5% below our predecessors’ combined reserves of 321.9 Bcfe at December 31, 2003. In connection with our formation, we performed a comprehensive reserve evaluation on all the proved reserves that were contributed to us. The decrease in proved reserves from our predecessors’ combined reserves at December 31, 2003 resulted from production and certain downward reserve revisions that were partially offset by discoveries. The downward revisions were primarily related to certain proved undeveloped reserves or nonproducing reserves that we determined would not be drilled or developed because these projects do not meet our current rate of return criteria and are not in our current development plan or have been revised downward based on recent drilling results or production performance of offset wells. In addition, during the three-year period ended December 31, 2003, our predecessors’ combined proved reserve estimates reflected downward reserve revisions attributable to well performance which averaged 4% per year.

RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry and Our Business

We have an extremely limited operating history as a stand-alone entity and might not be able to operate our business or implement our operating strategy successfully.

     We were formed in July 2004, and we have an extremely limited operating history. The results of our operations will depend on many factors, including the ones described below in this “Risk Factors” section and in the section entitled “Business and Properties.” We also face the risks that we might not successfully implement our operating and business strategies or operate our business as described in this prospectus.

This offering and our continued existence is contingent upon our raising at least $            million in order to be able to pay off all indebtedness owing to Comstock.

     Our operating agreement provides that we are to be dissolved and liquidated if a financing transaction does not occur by June 1, 2005. A financing transaction is defined in the operating agreement as an initial public offering or another transaction that generates proceeds sufficient to repay all indebtedness owing to Comstock under the credit facility provided to us by Comstock. At      , 2005, $        million was outstanding under such facility. We intend to repay the indebtedness owing to Comstock from the net proceeds of this offering and, if necessary, with proceeds from our new bank credit facility. However, if such proceeds are insufficient to repay amounts outstanding under the Comstock facility, it is likely that this offering will not be consummated and we would be required to dissolve in accordance with our operating agreement.

Our historical financial information may have limited relevance and you will have limited information on which to make your investment decision.

     The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been formed as an entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because, among other things:

•	our general and administrative expenses would have been higher due to increased public company compliance costs, audit and legal expenses and other general and administrative expenses;

•	our interest expense would have been lower due to decreased debt outstanding upon the contribution of $262.5 million of our debt to equity at our formation and by the repayment of the remaining borrowings from Comstock from the proceeds of this offering; and

•	our income tax expense would have been higher as a result of our being a corporation.

     As a result, you will have limited information on which to evaluate our business and make your investment decision.

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations and our ability to meet our capital expenditure obligations and financial commitments and to implement our business strategy.

     Our business is heavily dependent upon the prices of, and demand for, oil and natural gas. Historically, the prices for oil and natural gas have been volatile and are likely to remain volatile in the future. The prices we receive for our oil and natural gas production and the level of such production will be subject to wide fluctuations and depend on numerous factors beyond our control, including the following:

•	the domestic and foreign supply of oil and natural gas;

•	the price and quantity of imports of crude oil and natural gas;

•	political conditions and events in other oil-producing and natural gas-producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, and acts of terrorism or sabotage;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	domestic government regulation, legislation and policies;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption;

•	the price and availability of alternative fuels; and

•	overall economic conditions.

     Any continued and extended decline in the price of crude oil or natural gas will adversely affect:

•	our revenues, profitability and cash flow from operations;

•	the value of our proved oil and natural gas reserves;

•	the economic viability of certain of our drilling prospects;

•	our borrowing capacity; and

•	our ability to obtain additional capital.

     We have not entered into crude oil and natural gas price hedging arrangements on any of our anticipated sales. However, we may in the future enter into such arrangements in order to reduce our exposure to price risks. Such arrangements may limit our ability to benefit from increases in oil and natural gas prices.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities or quantities sufficient to meet our targeted rate of return.

     A prospect is a property in which we own an interest or have operating rights and has what our geoscientists believe, based on available seismic and geological information, to be an indication of potential oil or natural gas. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to be drilled to a prospect that will require substantial additional evaluation and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. The analysis that we perform using data from other wells, more fully explored prospects and/or producing fields may not be useful in predicting the characteristics and potential reserves associated with our drilling prospects. If we drill additional unsuccessful wells, our drilling success rate may decline and we may not achieve our targeted rate of return.

Approximately 81% of our total proved reserves are developed non-producing or undeveloped, and those reserves may not ultimately be produced or developed.

     As of December 31, 2004, approximately 64% of our total proved reserves were developed non-producing and approximately 17% were undeveloped. These reserves may not ultimately be developed or produced. Furthermore, not all of our undeveloped or developed non-producing reserves may be ultimately produced at the time periods we have planned, at the costs we have budgeted, or at all. As a result, we may not find commercially viable quantities of oil and natural gas, which in turn may result in a material adverse effect on our results of operations.

We need to replace our reserves at a faster rate than companies whose reserves have longer production periods. Our failure to replace our reserves would result in decreasing reserves and production over time.

     Unless we conduct successful exploration and development activities or acquire properties containing proven reserves, our proved reserves will decline as reserves are depleted. Producing oil and natural gas reserves are generally characterized by declining production rates that vary depending on reservoir characteristics and other factors. High production rates generally result in recovery of a relatively higher percentage of reserves from properties during the initial few years of production. Our current operations are conducted in the Gulf of Mexico. Production from reserves in the Gulf of Mexico generally declines more rapidly than reserves from reservoirs in other producing regions. Our independent petroleum consultants estimate that, on average, 42% of our total proved reserves will be depleted within three years. As a result, our need to replace reserves from new investments is relatively greater than those of producers who produce lower percentages of their reserves over a similar time period, such as those producers who have a portion of their reserves outside of the Gulf of Mexico in areas where the rate of reserve production is lower. If we are not able to find, develop or acquire additional reserves to replace our current and future production, our production rates will decline even if we drill the undeveloped locations that were included in our proved reserves. Our future oil and natural gas reserves and production, and therefore our cash flow and income, are dependent on our success in economically finding or acquiring new reserves and efficiently developing our existing reserves.

We plan to conduct exploration, development and production operations on the deep shelf of the Gulf of Mexico, which presents greater operating and financial risks than conventional shelf operations.

     The deep shelf of the Gulf of Mexico is an area that has had limited historical drilling activity. This is due, in part, to its geological complexity and depth. Deep shelf development can be more expensive than conventional shelf projects as deep shelf development requires more actual drilling days and higher drilling and services costs due to extreme pressure and temperatures associated with greater drilling depths. Moreover, drilling expense and the risk of mechanical failure are significantly higher because of the additional depth and adverse conditions such as high temperature and pressure. For example, our cost to drill a deep shelf exploratory well to a depth of 18,000 feet typically ranges from $7 million to $8 million while our typical cost to drill conventional shallower shelf wells has been approximately $2.5 million. This additional expense could result in an increased risk of substantial cost overruns and/or result in uneconomic projects or wells, and requires that a deep shelf drilling prospect have a risk adjusted reserve target of at least 20 Bcfe to meet our economic criteria. Also, seismic interpretation of deeper, geopressured formations is more difficult than at shallower, normally pressured conventional well depths. Our overall exploration success rate has been 70%. Of the twenty deep shelf wells that we have drilled, eleven successfully found hydrocarbons at geologic and drilling depths below 15,000 feet, for a success rate of 55%. This success rate is lower than our overall success rate, reflecting the fact that deep shelf drilling is inherently more risky than conventional shelf drilling. Accordingly, we cannot assure you that our oil and natural gas exploration activities, in the deep shelf and elsewhere, will be commercially successful.

Our business involves many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

     Our future success will depend on the success of our exploration and development activities. Exploration activities involve numerous risks, including the risk that no commercially productive natural gas or oil reserves will be discovered. In addition, these activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure we will realize a profit on our investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical. In addition to their costs, unsuccessful wells can hurt our efforts to replace production and reserves.

     Our business involves a variety of operating risks, including:

•	unusual or unexpected geological formations;

•	fires;

•	explosions;

•	blow-outs and surface cratering;

•	uncontrollable flows of natural gas, oil and formation water;

•	natural disasters, such as hurricanes, tropical storms and other adverse weather conditions;

•	pipe, cement, subsea well or pipeline failures;

•	casing collapses;

•	mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•	abnormally pressured formations; and

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

     If we experience any of these problems, well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

•	injury or loss of life;

•	severe damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties;

•	suspension of our operations; and

•	repairs to resume operations.

     Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to our facilities and interrupt our production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration and development or result in loss of equipment and property. For example, in September 2004, we shut in substantially all of our production for four days because of Hurricane Ivan and part of our production was also shut in during the fourth quarter of 2004 awaiting repairs to third party pipelines that were damaged by the hurricane. As a result of the shut-ins, we were forced to defer production of approximately 2.2 Bcfe in 2004. We also had three drilling rigs under contract standing idle for a combined total of 22 days. We incurred approximately $1.1 million in costs to repair damage to our facilities caused by Hurricane Ivan.

We are vulnerable to operational, regulatory and other risks associated with the Gulf of Mexico, including the effects of adverse weather conditions such as hurricanes, because we currently explore and produce exclusively in that area.

     Our operations and revenues are significantly impacted by conditions in the Gulf of Mexico because we currently explore and produce exclusively in that region. This concentration of activity makes us more vulnerable than many of our competitors to the risks associated with the Gulf of Mexico, including:

•	adverse weather conditions, including hurricanes and tropical storms;

•	delays or decreases in production, the availability of equipment, facilities or services;

•	delays or decreases in the availability of capacity to transport, gather or process production; and

•	changes in the regulatory environment.

     Because all of our operations could experience the same condition at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other operators who have operations in a diversified geographic area.

We operate in a highly competitive industry, and our failure to remain competitive with our competitors, many of which have greater resources than us, could adversely affect our results of operations.

     The oil and natural gas industry is highly competitive in the exploration for and development of reserves. Our competitors include companies that have greater financial and personnel resources than we have. We actively compete with other companies in our industry when acquiring new leases or oil and gas properties. For example, new leases acquired from the Minerals Management Services, or MMS, are acquired through a “sealed bid” process and are generally awarded to the highest bidder. In the offshore where exploration is more expensive, competitors may be better able to withstand sustained periods of unsuccessful drilling. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and natural gas and to acquire additional properties in the future will depend on our ability to profitably conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Our competitors may use superior technology that we may be unable to afford or which would require costly investment by us in order to compete.

     If our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advances and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete. All of these factors may inhibit our ability to acquire additional prospects and compete successfully in the future.

Our bank credit facility will have substantial restrictions and financial covenants, which may reduce our operating flexibility.

     We will be subject to operational and financial covenants and other restrictions under our new bank credit facility. These covenants will limit our ability to, among other things:

•	borrow additional money;

•	merge, consolidate or dispose of assets;

•	make certain types of investments;

•	enter into transactions with our affiliates; and

•	pay dividends and distributions.

     These restrictions could limit our ability and the ability of our subsidiaries to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Our failure to comply with any of these covenants would cause a default under our bank credit facility. A default, if not waived, could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. Our obligations under the bank credit facility will be secured by substantially all of our and our subsidiaries’ assets. An event of default under the bank credit facility will permit the lenders to proceed to directly foreclose on those assets.

Substantial exploration and development activities could require significant outside capital, which could dilute the value of your shares and restrict our activities. Also, we may not be able to obtain needed capital or financing on satisfactory terms, which could lead to a limitation of our future business opportunities and a decline in our oil and natural gas reserves.

     We expect to expend substantial capital in the exploration for and development of oil and natural gas reserves. In order to finance these activities, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of non-strategic assets or other means. The issuance of additional equity securities could have a dilutive effect on the value of your shares. The issuance of additional debt would require that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions, dividends and general corporate requirements, which could place us at a competitive disadvantage relative to other competitors. Additionally, if revenues decrease as a result of lower oil or natural gas prices, operating difficulties or declines in reserves, our ability to obtain the capital necessary to undertake or complete future exploration and development programs and to pursue other opportunities may be limited, which could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could result in a decline in our oil and natural gas reserves.

If oil and natural gas prices decrease, we may be required to write-down the carrying values and/or the estimates of total reserves of our oil and natural gas properties, which would constitute a non-cash charge to earnings and adversely affect our results of operations.

     Accounting rules applicable to us require that we review periodically the carrying value of our oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. A write-down constitutes a non-cash charge to earnings. We may incur non-cash charges in the future, which could have a material adverse effect on our results of operations in the period taken. We may also reduce our estimates of the reserves that may be economically recovered, which could have the effect of reducing the total value of our reserves. Such a reduction in carrying value could impact our borrowing ability and may result in accelerating the repayment date of any outstanding debt.

Our reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

     Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate depends on the quality of available data, production history and engineering and geological interpretation and judgment. Because all reserve estimates are to some degree imprecise, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas prices may all differ materially from those assumed in these estimates. The information regarding present value of the future net cash flows attributable to our proved oil and natural gas reserves is only estimated and should not be construed as the current market value of the oil and natural gas reserves attributable to our properties. Thus, such information includes revisions of certain reserve estimates attributable to proved properties included in the preceding year’s estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any future downward revisions could adversely affect our financial condition, our borrowing ability, our future prospects and the value of our common stock.

Three of our field areas comprise approximately 52% of the PV-10 Value of our total proved reserves. If our reserve estimates in these areas turn out to be inaccurate, there may be a material adverse effect on our financial condition.

     Any significant variance from our assumptions regarding future production levels and operating and development costs to actual figures relating to our key field areas could greatly affect our estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to this group of properties, the classifications of reserves based on risk of recovery and estimates of the future net cash flows. Approximately 83% of our total proved reserves in our three key field areas are developed non-producing or undeveloped. To the extent that our reserve estimates in these areas turn out to be inaccurate, the estimated quantities and present value of reserves will most likely vary from our estimates, which in turn would result in a material adverse effect on our financial condition.

If we are unsuccessful at marketing our oil and natural gas at commercially acceptable prices, our profitability will decline.

     Our ability to market oil and natural gas at commercially acceptable prices depends on, among other factors, the following:

•	the availability and capacity of gathering systems and pipelines;

•	federal and state regulation of production and transportation;

•	changes in supply and demand; and

•	general economic conditions.

     Our inability to respond appropriately to changes in these factors could negatively affect our profitability.

Our customer base is concentrated and the loss of any of our key customers could therefore adversely affect our financial results.

     In 2004, Shell Trading (US) Company and BP Energy Company accounted for approximately 44% and 39%, respectively, of our total sales. To the extent that these and other customers reduce their purchases of oil or natural gas or default on their obligations to us, our results of operations could be adversely affected.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

     Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in a substantial part on the availability and capacity of gathering systems, pipelines and processing facilities, in some cases owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of the inadequacy or unavailability of pipelines or gathering system capacity. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver our production to market. We have, in the past, been required to shut in wells when hurricanes have caused or threatened damage to pipelines and gathering stations. In September 2004, we shut in substantially all of our production for four days because of Hurricane Ivan and part of our production was also shut in during the fourth quarter of 2004 awaiting repairs to third party pipelines that were damaged by the hurricane. As a result of the shut-ins, we were forced to defer production of approximately 2.2 Bcfe in 2004. We also had three drilling rigs under contract standing idle for a combined total of 22 days.

We will depend on our key management personnel and the loss of either of these individuals could have a material adverse effect on our operations.

     We believe that the success of our business strategy and our ability to operate profitably will depend on the continued employment of Wayne L. Laufer, our Chief Executive Officer, and Gary W. Blackie, our President. In addition to being our senior management, these individuals lead and are key members of our technical team. Loss of the services of either of these individuals could have a material adverse effect on our operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

     Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, demand for, and wage rates of, qualified drilling rig crews rise with increases in the number of active rigs in service. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel were particularly severe in the Gulf of Mexico, we could be materially and adversely affected because our operations and properties are concentrated in that area.

Our insurance coverage may not be sufficient or may not be available to cover some liabilities or losses that we may incur.

     If we suffer a significant accident or other loss, our insurance coverage will be net of our deductibles and may not be sufficient to pay the full current market value or current replacement value of our lost investment, which could result in a material adverse impact on our operations and financial condition. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance. We were therefore not covered for financial losses incurred as a result of temporarily shutting in our wells during Hurricane Ivan. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Because third party drilling contractors are used to drill our wells, we may not realize the full benefit of workers’ compensation laws in dealing with their employees. In addition, some risks, including pollution and environmental risks, generally are not fully insurable.

We are subject to extensive governmental laws and regulations that may adversely affect the cost, manner or feasibility of doing business.

     Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and natural gas, and operating safety. Future laws or regulations, any adverse changes in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may harm our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with governmental laws and regulations, such as:

•	lease permit restrictions;

•	drilling bonds and other financial responsibility requirements, such as plug and abandonment bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	safety precautions;

•	regulatory requirements; and

•	taxation.

     Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property and natural resource damages;

•	well reclamation costs; and

•	governmental sanctions, such as fines and penalties.

     Our operations could be significantly delayed or curtailed and our cost of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Compliance with MMS regulations could significantly delay or curtail our operations or require us to make material expenditures, all of which could have a material adverse effect on our financial condition or results of operations.

     Substantially all of our operations are located on federal oil and natural gas leases that are administered by the MMS. As an offshore operator, we must obtain MMS approval for our exploration, development and production plans prior to commencing such operations. The MMS has promulgated regulations that, among other things, require us to meet stringent engineering and construction specifications, restrict the flaring or venting of natural gas, govern the plug and abandonment of wells located offshore and the installation and removal of all production facilities, and govern the calculation of royalties and the valuation of crude oil produced from federal leases.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

     Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment and otherwise relating to environmental protection. These laws and regulations:

•	require the acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

     Failure to comply with these laws and regulations may result in:

•	the assessment of administrative, civil and criminal penalties;

•	the incurrence of investigatory or remedial obligations; and

•	the imposition of injunctive relief.

     Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or if our operations met previous standards in the industry at the time they were performed.

Risks Related to Our Relationship With Comstock

As long as Comstock owns a substantial amount of our outstanding common stock, Comstock will have significant influence over matters to be submitted to our stockholders for approval. This ownership may adversely affect the value of our common stock and inhibit potential changes of control.

     Following this offering, Comstock will own 29,935,761 shares of our common stock, representing approximately 46.7% of our voting interests (approximately 45.4% if the underwriters’ over-allotment option is exercised in full). Therefore, Comstock will have the ability to exert significant influence over the outcome of all matters requiring stockholder approval, and investors in this offering, by themselves, will have limited ability to affect the outcome of any stockholder vote. As a result, Comstock will be able to exert significant influence over all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	incentive compensation, which may affect our ability to retain key employees;

•	mergers or other business combinations;

•	our acquisition or disposition of assets;

•	a takeover by a third party;

•	our financing decisions and capital raising activities;

•	payment of dividends on our common stock; and

•	amendments to our articles of incorporation or bylaws.

     After the expiration of the 180-day lock-up period described under “Shares Eligible for Future Sale,” Comstock will not be prohibited from selling its interest in us to a third party. In addition, its concentrated influence could discourage others from initiating any potential merger, takeover or other change of control transaction that might be beneficial to our business. As a result, the market price of our common stock could be adversely affected.

Certain of our executive officers and directors face conflicts of interest relating to the positions they hold with other entities, which could be resolved in a manner adverse to us and harm our business.

     Two of our executive officers and five of our nine directors are also executive officers or directors of Comstock. These persons owe fiduciary duties to Comstock and its stockholders and these duties may from time to time conflict with the fiduciary duties such individuals owe to us and our stockholders. For example, conflicts of interest could arise in decisions or activities related to:

•	the allocation of new investments between us and Comstock;

•	the allocation of time and resources between us and Comstock;

•	financing decisions made by us and Comstock; and

•	the terms of the services agreement with Comstock.

     All of the conflicts of interest discussed above may also be impacted by the fact that some of such individuals own a significant amount of Comstock’s common stock or may have a compensation structure tied to the performance of Comstock and this ownership or compensation structure may potentially provide for greater remuneration in the event a business opportunity is presented to Comstock rather than us. We do not have a conflicts of interest policy, and we do not intend to adopt such a policy upon our conversion to a corporation. We expect conflicts to be resolved on a case-by-case basis, and in a manner consistent with applicable law. For example, if a business opportunity were presented to both us and Comstock for consideration, directors affiliated with Comstock would not participate in our consideration of that opportunity. However, these conflicts could be resolved in a manner that could harm our business.

Comstock is not prohibited from competing with us, which could adversely affect our ability to succeed.

     Comstock is an independent energy company engaged in the acquisition, development, production and exploration of oil and natural gas properties. Comstock is not prohibited from separately engaging in the exploration and production of natural gas and oil in the Gulf of Mexico shelf region and may engage in such activities in the future. In addition, we could expand the focus of our currently planned activities and enter into businesses and regions that compete with Comstock. Since two of our executive officers and five of our nine directors are also executive officers and directors of Comstock, a conflict could arise with respect to activities that compete with Comstock and such conflict may be resolved in a manner that is adverse to us.

Provisions of our articles of incorporation, bylaws and Nevada law will make it more difficult to effect a change in control of us, which could adversely affect the price of our common stock.

     Nevada corporate law and our articles of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of us. These provisions include:

•	allowing for authorized but unissued shares of common and preferred stock;

•	a classified board of directors;

•	requiring special stockholder meetings to be called only by our chairman of the board, our chief executive officer, a majority of the board or the holders of at least 10% of our outstanding stock entitled to vote at a special meeting;

•	requiring advance notice procedures with respect to stockholder proposals and director nominations;

•	requiring removal of directors by a supermajority stockholder vote;

•	prohibiting cumulative voting in the election of directors; and

•	Nevada control share laws that may limit voting rights in shares representing a controlling interest in us.

     These provisions could make an acquisition of us by means of a tender offer or proxy contest or removal of our incumbent directors more difficult. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock. Please see “Description of Capital Stock — Anti-Takeover Provisions under Nevada Law, our Articles of Incorporation and Bylaws” for a discussion of these provisions.

Risks Relating to This Offering

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets and the issuance of additional shares of common stock in future offerings.

     Sales of a substantial number of shares of our common stock in the public market after this offering or the perception that these sales may occur could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market could impair our ability to raise capital through the sale of additional common or preferred stock. See “Shares Eligible for Future Sale” for a more detailed description of possible future sales of common stock.

     Upon the completion of this offering, there will be 64,145,000 shares of common stock outstanding. Of these shares, the 13,500,000 shares of common stock sold in this offering, together with any shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining 50,645,000 shares will be “restricted securities” within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. In connection with this offering, we, along with our executive officers, directors and certain of our stockholders (including those purchasing reserved common stock as described under “Underwriting”), will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without the underwriters’ consent.

     In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the business or assets acquired, and our success in developing the properties or integrating the businesses we acquire and other factors.

There has been no public market for our common stock. The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering and our stock price may be volatile.

     Prior to this offering, we were a private entity and there was no public market for our securities. An active market for our common stock may not develop or may not be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between representatives of the underwriters and us, and this price may not be indicative of the market price for our common stock after this offering. The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in our financial indicators, such as net income per share, net income, revenues, cash flow per share and cash flow from operations;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	sales of our common stock by our major stockholders;

•	conditions generally affecting the oil and natural gas industry;

•	general market conditions, including fluctuations in commodity prices; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

     The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We do not intend to pay dividends and our ability to pay dividends will be limited.

     We presently intend to retain any earnings for the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of dividends will depend on our results of operations, capital requirements, financial condition and such other factors as our board of directors may deem relevant. In addition, we will be limited under our bank credit facility from paying or declaring cash dividends.

Purchasers in this offering will suffer immediate and substantial dilution, and may suffer additional dilution as holders of options to purchase our common stock exercise their options.

     If you purchase common stock in this offering, you will experience immediate and substantial dilution of $7.95 per share, based upon an assumed initial public offering price of $13.50 per share, because the price you pay will be substantially greater than the adjusted net tangible book value per share of $5.55 for the shares you acquire. See “Dilution” for a more detailed discussion of dilution.

     At the closing of the offering, we will have outstanding options to purchase 2,800,000 shares of common stock exercisable at a price of $6.00 per share, none of which will be vested. From time to time, we may issue additional options to officers, directors, key employees and consultants pursuant to our long-term incentive plan. These options generally vest commencing one year from the date of grant and continue over a five-year period. As these options vest, you may experience further dilution as they are exercised by the holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The information contained in this prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are identified by their use of terms such as “expect,” “estimate,” “anticipate,” “project,” “plan,” “intend,” “believe” and similar terms. All statements, other than statements of historical facts, included in this prospectus, are forward-looking statements, including statements mentioned under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” regarding:

•	the potential for future or undiscovered reserves;

•	the availability of exploration and development opportunities;

•	amount, nature and timing of capital expenditures;

•	amount and timing of future production of oil and natural gas;

•	the number of anticipated wells to be drilled after the date hereof;

•	our financial or operating results;

•	cash flow and anticipated liquidity;

•	operating costs such as finding and development costs, lease operating expenses, administrative costs and other expenses;

•	our business strategy; and

•	other plans and objectives for future operations.

     Any or all of our forward-looking statements in this prospectus may turn out to be incorrect. They can be affected by a number of factors, including, among others:

•	the risks described in the “Risk Factors” and elsewhere in this prospectus;

•	the timing and success of our drilling activities;

•	the volatility of prices and supply of, and demand for, oil and natural gas;

•	the numerous uncertainties inherent in estimating quantities of oil and natural gas reserves and actual future production rates and associated costs;

•	our ability to successfully identify, execute or effectively integrate future acquisitions;

•	the usual hazards associated with the oil and natural gas industry, including fires, well blowouts, pipe failure, spills, explosions and other unforeseen hazards;

•	our ability to effectively market our oil and natural gas;

•	the availability of rigs, equipment, supplies and personnel;

•	our ability to discover or acquire additional reserves;

•	our ability to satisfy future capital requirements;

•	changes in regulatory requirements;

•	general economic and competitive conditions;

•	our ability to retain key members of our senior management and key employees; and

•	continued hostilities in the Middle East and other sustained military campaigns and acts of terrorism or sabotage.

USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $149.2 million from the sale of the shares of our common stock in this offering based upon an assumed initial public offering price of $13.50 per share, the midpoint of the offering price range, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $171.8 million. We will use the net proceeds from this offering to repay all of our indebtedness to Comstock and the remainder, if any, for general corporate purposes.

     We incurred $152.3 million of indebtedness to Comstock in connection with our formation under a $200.0 million revolving line of credit. As of December 31, 2004, we had an outstanding balance of $148.1 million. The indebtedness is secured by a second priority lien on certain of our and our subsidiaries’ assets, and bears interest at our option at LIBOR plus 2% or the base rate (which is the higher of the prime rate or the federal funds rate) plus 0.75% per annum. The revolving line of credit matures on April 1, 2006. Funds under the revolving line of credit were used to refinance indebtedness assumed with respect to properties contributed in our formation, to pay the acquisition costs with respect to such properties and for general corporate purposes.

     We will enter into a new $175.0 million bank credit facility with The Bank of Nova Scotia and several other banks at the closing of this offering. The new credit facility will provide a four-year revolving credit commitment. The indebtedness under the new credit facility will be limited to a borrowing base that will initially be set at $100.0 million. Indebtedness under the new credit facility will be secured by substantially all of our and our subsidiaries’ assets and will be guaranteed by all of our subsidiaries.

     We will not receive any proceeds from the sale of common stock offered by the selling stockholder.

DIVIDEND POLICY

     We presently intend to retain any earnings for the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of dividends will depend on our results of operations, capital requirements, financial condition and such other factors as our board of directors may deem relevant. In addition, we anticipate that we will be limited under our new bank credit facility from paying or declaring cash dividends.

CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect our conversion from a limited liability company to a corporation and this offering and the application of the net proceeds therefrom as described under “Use of Proceeds.”

     This information should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2004
	Actual	Pro Forma
	(In thousands)
Cash and cash equivalents	$2,416	$4,016

Long-term debt:
Payable to parent company	$148,066	$—
Revolving credit facility	—	—
Stockholders’ equity:
LLC units	304,237	—
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, no shares issued and outstanding actual; 64,145,000 shares issued and outstanding pro forma	—	620
Additional paid-in capital	—	340,330
Retained earnings	15,248	15,248

Total stockholders’ equity	319,485	356,198

Total capitalization	$467,551	$356,198

DILUTION

     The pro forma net tangible book value of our common stock on December 31, 2004 was approximately $3.97 per share. The pro forma net tangible book value per share is determined by dividing our tangible net worth, or tangible assets less total liabilities, by the total number of outstanding shares of common stock, calculated on a fully diluted basis, assuming we were a corporation on December 31, 2004. After giving effect to the sale of common stock offered by us pursuant to this prospectus (at an assumed price of $13.50 per share) and the receipt of the estimated net proceeds, after deducting underwriting discounts and estimated offering expenses, our net tangible book value at December 31, 2004 would have been approximately $5.55 per share. This represents an immediate and substantial increase in the net tangible book value of $1.58 per share to existing stockholders and an immediate dilution of $7.95 per share to new investors purchasing common stock in this offering, resulting from the difference between the initial public offering price and the net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing common stock in this offering:

Assumed initial public offering price per share		$13.50
Pro forma net tangible book value per share at December 31, 2004	$3.97
Increase per share attributable to new investors	$1.58

Pro forma net tangible book value per fully-diluted share after this offering		$5.55

Dilution per share to new investors		$7.95

     The following table sets forth, at December 31, 2004, the number of shares of common stock to be sold in this offering, the net tangible book value as of December 31, 2004 of the assets contributed in connection with the formation of our predecessor and on a percentage basis, and the net tangible book value per common share based on the average of the total contributions:

					Book Value
			Book Value of Total		of Average
	Shares Issued		Consideration		Consideration
	Number	%	Amount	%	Per Share
	(In thousands, except per share data)
Shares issued in this offering	12,000	18.7%	$149,160	42.0%	$12.43
Shares owned by existing stockholders	52,145	81.3%	207,038	58.0%	$3.97

Total	64,145	100.0%	$356,198	100.0%	$5.55

     If the underwriters’ over-allotment option is exercised in full, the number of shares issued in this offering will be increased to 13,800,000 or approximately 20.9% of the total number of shares of common stock outstanding immediately following this offering.

     The data in the above table excludes 2,800,000 shares of common stock issuable upon exercise of options outstanding as of December 31, 2004, all of which are exercisable at $6.00 per share and none of which are vested. If all of these options are exercised, the dilution per share to new investors will be $1.22.

SELECTED HISTORICAL FINANCIAL DATA

     The following tables set forth selected historical financial data as of and for each of the years in the five-year period ended December 31, 2004. The selected historical combined financial data as of and for the years ended December 31, 2002 and 2003 and the period from January 1, 2004 to July 15, 2004 is derived from our predecessors’ audited combined financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period from our inception (July 16, 2004) to December 31, 2004 is derived from our audited financial statements included elsewhere in this prospectus. The selected historical combined financial data presented in the table below as of and for the year ended December 31, 2001 is derived from our predecessors’ audited combined financial statements. The selected historical combined financial data presented in the table below as of and for the year ended December 31, 2000 is derived from our predecessors’ unaudited combined financial statements. The data presented below should be read in conjunction with our consolidated financial statements and our predecessors’ combined financial statements and the notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Statement of Operations Data:

						Bois d’Arc
						Energy,
						LLC
						Period from
	Combined Bois d’Arc Energy, LLC Predecessors					Inception
					Period from	(July
					January 1,	16, 2004) to
	Year Ended December 31,				2004 to July	December
	2000	2001	2002	2003	15, 2004	31, 2004
	(In thousands)
Oil and gas sales	$73,294	$96,695	$76,067	$133,450	$70,341	$72,721
Operating expenses:
Oil and gas operating(1)	12,900	15,151	14,725	22,290	15,233	16,602
Exploration	6,638	10,782	5,458	800	2,676	12,040
Depreciation, depletion and amortization	28,091	34,535	32,490	44,285	22,831	21,761
Impairment	—	2,850	—	500	—	—
General and administrative, net.	1,600	2,788	2,600	3,481	1,450	2,641

Total operating expenses	49,229	66,106	55,273	71,356	42,190	53,044

Income from operations	24,065	30,589	20,794	62,094	28,151	19,677
Other income (expenses):
Interest income	398	479	81	154	75	74
Interest expense	(17,034)	(14,855)	(10,818)	(9,580)	(4,453)	(2,665)
Formation costs	—	—	—	—	—	(1,838)

Income before income taxes	7,429	16,213	10,057	52,668	23,773	15,248
Provision for income taxes	—	—	—	—	—	—

Net income before cumulative effect of change in accounting principle	7,429	16,213	10,057	52,668	23,773	15,248
Cumulative effect of change in accounting principle		—	—	(739)	—	—

Net income	$7,429	$16,213	$10,057	$51,929	$23,773	$15,248

Other Financial Data:

						Bois d’Arc
						Energy, LLC
						Period from
	Combined Bois d’Arc Energy, LLC Predecessors					Inception (July
					Period from	16, 2004) to
	Year Ended December 31,				January 1, 2004	December 31,
	2000	2001	2002	2003	to July 15, 2004	2004
	(In thousands)
Capital expenditures	$52,940	$88,208	$68,363	$98,974	$83,273	$59,703
Net cash flows from operating activities	32,198	70,401	47,851	114,001	50,988	49,449
Net cash flows used for investing activities	(52,940)	(88,208)	(68,363)	(98,974)	(83,273)	(83,757)
Net cash flows from (used for) financing activities	15,331	21,533	25,779	(5,319)	28,759	36,724

Balance Sheet Data:

	Combined Bois d’Arc Energy, LLC Predecessors				Bois d’Arc
	As of December 31,				Energy, LLC
	2000	2001	2002	2003	2004
	(In thousands)
Cash and cash equivalents	$3,319	$7,044	$12,311	$22,019	$2,416
Property and equipment, net	259,847	305,401	348,004	413,412	511,477
Total assets	286,278	324,394	377,170	461,693	530,583
Bank debt	4,100	12,500	14,000	10,500	—
Payable to parent company(2)	258,270	273,681	299,864	311,706	148,066
Equity (deficit)	(7,280)	9,683	19,132	64,949	319,485

(1)	Includes lease operating costs and production and ad valorem taxes.

(2)	Payable to parent company of our predecessors represents advances made to Comstock Offshore by Comstock to fund Comstock Offshore’s acquisition, development and exploration activities. Interest expense has been included in the combined financial statements on the advances made to Comstock Offshore based on Comstock’s average interest costs under its bank credit facility. Payable to parent company of Bois d’Arc Energy, LLC represents advances made to us by Comstock in connection with our formation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with our selected historical financial data and our accompanying financial statements and the notes to those financial statements included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

     Our Business. We were formed in July 2004. We are a growing independent exploration company engaged in the discovery and production of oil and natural gas in the outer continental shelf of the Gulf of Mexico. As of December 31, 2004, we owned interests in 104 (68.9 net to us) producing oil and natural gas wells in the federal and state waters of the Gulf of Mexico. We operate 82 of the 104 producing wells. In managing our business, we are concerned primarily with maximizing return on our stockholders’ equity. To accomplish this primary goal, we focus on profitably increasing our oil and natural gas reserves. See “Risk Factors” for a description of risks inherent in the oil and natural gas industry and our business, any one of which, if it occurs, can negatively impact our ability to accomplish our primary goal.

     Our future growth will be driven primarily by exploration activities. We have 48 identified exploration prospects in our inventory that are located on our leasehold acreage and supported by 3-D seismic. We believe that by adhering to our prospect selection methodology, we have realized high historical exploration success rates. We believe that our inventory, including development wells resulting from new discoveries, will provide us with opportunities to increase our reserves over the next three to five years. Under our current drilling budget, we plan to drill approximately 13 of these prospects in 2005. However, the actual number of prospects that we drill over any defined time period will be determined based upon the number of rig days that we have available under our contracts with drilling contractors and the amount of time it takes to drill each prospect selected by our management and technical team. We use the successful efforts method of accounting which allows only for the capitalization of costs associated with developing proven oil and natural gas properties as well as exploration costs associated with successful exploration activities. Accordingly, our exploration costs consist of costs we incur to acquire and reprocess 3-D seismic data, impairments of our unevaluated leasehold where we were not successful in discovering reserves and the costs of unsuccessful exploratory wells that we drill.

     We generally sell our oil and natural gas at current market prices at the point our platforms connect to third party purchaser pipelines. We market our products several different ways depending upon a number of factors, including the availability of purchasers for the product, the availability and cost of pipelines near the related production platform, market prices, pipeline constraints and operational flexibility. Accordingly, our revenues are heavily dependent upon the prices of, and demand for, oil and natural gas. Oil and natural gas prices have historically been volatile and are likely to remain volatile in the future. Our revenues for 2003 and 2004 benefited from a general increase in oil and natural gas prices. We have not entered into oil and natural gas hedging arrangements on any of our anticipated sales. However, we may in the future enter into such arrangements in order to reduce our exposure to price risks. Such arrangements may also limit our ability to benefit from increases in oil and natural gas prices.

     Our operating costs include the expense of operating our wells, platforms and other infrastructure in the Gulf of Mexico and transporting our products to the point of sale. Our operating costs are generally comprised of several components, including costs of field personnel, repair and maintenance cost, production supplies, fuel used in operations, transportation cost, production taxes, workover cost and ad valorem taxes for properties located in state waters.

     Like all oil and natural gas exploration and production companies, we face the challenge of replacing our reserves. Oil and natural gas properties in the Gulf of Mexico typically deplete at higher rates than do properties in other areas of the United States. Although in the past we have offset the effect of sharply declining production rates from existing properties through successful drilling efforts, there can be no assurance that we will be able to offset production declines or maintain production at our current rates through additional discoveries. We intend to continue our focus on adding reserves through drilling efforts, and our future growth will depend on our ability to continue to add new reserves in excess of production.

     Our exploration and production activities are conducted in the Gulf of Mexico. Our operations are significantly impacted by conditions in the Gulf of Mexico, such as adverse weather conditions; the availability of equipment, facilities or services; delays and decreases in the availability of capacity to transport, gather or process production; and changes in the regulatory environment. We maintain insurance to mitigate the risk of damage to our production facilities that could result from adverse weather conditions. In September 2004, we shut in substantially all of our production for four days because of Hurricane Ivan and part of our production was also shut in during the fourth quarter of 2004 awaiting repairs to third party pipelines that were damaged by the hurricane. As a result of the shut-ins, we were forced to defer production of approximately 2.2 Bcfe in 2004. We also had three drilling rigs under contract standing idle for a combined total of 22 days. We incurred approximately $1.1 million in costs to repair damage to our facilities caused by Hurricane Ivan.

     Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and natural gas, and operational safety. Future laws or regulations, any adverse changes in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may harm our business, results of operations and financial condition. Applicable environmental regulations require us to remove our platforms after production has ceased, to plug and abandon our wells and to remediate any environmental damage our operations may have caused. The present value of the estimated future costs to plug and abandon our oil and gas wells and to dismantle and remove our production facilities is included in our reserve for future abandonment costs, which was $28.3 million as of December 31, 2004.

     Our Predecessors. In December 1997, Comstock Offshore, LLC, an indirect wholly-owned subsidiary of Comstock, acquired from Bois d’Arc Resources and other interest owners certain offshore oil and natural gas properties, including the properties we now own at Ship Shoal blocks 66, 67, 68 and 69 and South Pelto block 1. Bois d’Arc Resources was the predecessor to Bois d’Arc Resources, Ltd., an entity owned by two of our executive officers, directors and stockholders, Gary W. Blackie and Wayne L. Laufer. In connection with this acquisition, Comstock Offshore, Bois d’Arc Resources, Ltd. and Bois d’Arc Offshore, Ltd., another entity owned by Messrs. Blackie and Laufer, established a joint venture to explore for oil and natural gas in the Gulf of Mexico. Under the joint exploration venture, Bois d’Arc was responsible for developing a budget for exploration activities and for generating exploration prospects in the Gulf of Mexico utilizing 3-D seismic data and their extensive geological expertise in the region. Comstock Offshore had to approve the budget and would advance the funds for the acquisition of 3-D seismic data and leases needed to conduct exploration activities. Comstock Offshore was reimbursed for all advanced costs and was entitled to a non-promoted working interest in each prospect generated. For each successful discovery well drilled pursuant to the joint exploration venture, Comstock issued to the two principals of Bois d’Arc warrants exercisable for the purchase of shares of Comstock’s common stock. Successful wells drilled under the exploration venture were operated by Bois d’Arc Offshore, Ltd. pursuant to a joint operating agreement entered into by the parties participating in the prospect, including Comstock Offshore and the Bois d’Arc Participants. Any future operation on the lease including drilling additional wells on the acreage associated with the prospect was conducted under the joint operating agreement and had to be approved by the participating parties.

     Our Formation. In July 2004, Comstock, Bois d’Arc Resources, Ltd. and Messrs. Blackie and Laufer formed our company to replace the joint exploration venture. Bois d’Arc Resources, Ltd., Bois d’Arc Offshore, Ltd., and the other entities owned by Messrs. Blackie and Laufer and who we collectively refer to as “Bois d’Arc,” and certain participants in their exploration activities, who we collectively refer to as the “Bois d’Arc Participants,” and Comstock Offshore contributed to Bois d’Arc Energy, LLC substantially all of their Gulf of Mexico properties (which properties are identified in “Business and Properties—Property Overview”) and assigned to Bois d’Arc Energy, LLC their related liabilities, including certain debt, in exchange for equity interests in Bois d’Arc Energy, LLC. The equity interests issued in exchange for the contributions were determined by using a valuation of the properties contributed by the particular contributors conducted by Lee Keeling and Associates, Inc., independent petroleum consultants, relative to the value of the properties contributed by all contributors. Comstock Offshore contributed its Gulf of Mexico properties and assigned $83.2 million of related debt in exchange for an approximately 59.9% ownership interest. Each of the Bois d’Arc Participants contributed its interest in commonly owned Gulf of Mexico properties and they assigned in the aggregate $28.2 million of related liabilities in exchange for an approximately 40.1% aggregate ownership interest. The Bois d’Arc Participants also received $27.6 million in cash to equalize the amount that Comstock Offshore’s debt exceeded its proportional share of the liabilities assigned. Of such amount, $2.7 million was paid to Mr. Blackie or entities controlled by him, $10.5 million was paid to Mr. Laufer or entities controlled by him, $2.0 million was paid to D. Michael Harris, one of our outside directors, and $2.2 million was paid to an entity in which John L. Duvieilh, another one of our outside directors, beneficially owns an interest. We also reimbursed Comstock Offshore $12.7 million and Bois d’Arc $0.8 million for advances made under the joint exploration venture for undrilled prospects.

Comparability of Results

     The combined financial statements included elsewhere in this prospectus and the discussion below with respect to periods prior to July 16, 2004 are based on the financial condition and results of operations of Comstock Offshore and the Bois d’Arc Participants as they relate to the properties contributed to us on a combined basis. Our predecessors, the Bois d’Arc Participants and Comstock Offshore, have operated as joint venture partners since 1997. Bois d’Arc Energy, LLC is a continuation of this joint venture and formalizes the relationship of the predecessors. A majority of the interests of our predecessors are in the same properties and the operations have been under the combined management of the predecessors. As such, combined financial statements using historical cost basis properly reflect the historical combined operations of Comstock Offshore and the Bois d’Arc Participants. Upon consummation of this offering, we will convert from a limited liability company to a corporation.

     The general and administrative expenses included in our predecessors’ combined financial statements reflect the general and administrative expenses of Bois d’Arc, a privately-held company, and certain general and administrative expenses allocated to Comstock Offshore by its parent, Comstock. As such, our future general and administrative expenses may be significantly different than those of our predecessors.

     Our predecessors are either individuals or partnerships or limited liability companies that pass through their taxable income to their owners. Accordingly, no provision for federal or state corporate income taxes has been made in our predecessors’ combined financial statements. Following our conversion to a corporation, our earnings will be subject to federal, state and local taxes at a combined rate of approximately 35%.

Results of Operations

     Our operating data for the two years ended December 31, 2002 and 2003 and the period from January 1, 2004 to July 15, 2004 and the period from Inception (July 16, 2004) to December 31, 2004 is summarized below:

				Bois d’Arc
				Energy,
				LLC
				Period
				from
				July 16,
	Combined Bois d’Arc Energy, LLC Predecessors			2004
			Period from	(inception)	Combined
			January 1,	to	Year Ended
	Year Ended December 31,		2004 to July	December	December
	2002	2003	15, 2004	31, 2004	31, 2004
	(In thousands, except per unit amounts)
Revenues:
Oil and gas sales	$76,067	$133,450	$70,341	$72,721	$143,062
Expenses:
Oil and gas operating(1)	$14,725	$22,290	$15,233	$16,602	$31,835
Exploration	$5,458	$800	$2,676	$12,040	$14,716
Depreciation, depletion and amortization	$32,490	$44,285	$22,831	$21,761	$44,592
Net Production Data:
Oil (MBbls)	1,033	1,461	832	779	1,611
Natural gas (MMcf)	14,793	15,231	6,267	5,908	12,175
Natural gas equivalent (MMcfe)	20,986	23,994	11,260	10,578	21,838
Average Sales Price:
Oil (Bbls)	$25.30	$31.03	$36.50	$44.45	$40.36
Natural gas (Mcf)	$3.38	$5.79	$6.38	$6.45	$6.41
Average equivalent price (per Mcfe)	$3.62	$5.56	$6.25	$6.87	$6.55
Expenses ($ per Mcfe):
Oil and gas operating(1)	$0.70	$0.93	$1.35	$1.57	$1.46
Depreciation, depletion and amortization(2)	$1.54	$1.84	$2.02	$2.04	$2.04

(1)	Includes lease operating costs and production and ad valorem taxes.

(2)	Represents depreciation, depletion and amortization of oil and gas properties only.

   Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Oil and gas sales. Our oil and gas sales increased $9.6 million, or 7%, in 2004 to $143.1 million from $133.5 million in 2003. The increase in sales resulted from the 18% higher oil and gas prices that we realized in 2004, partially offset by a 9% decrease in our production. Our average realized gas price increased by 11% and our average realized oil price increased by 30% in 2004 as compared with the average prices we realized in 2003. On an equivalent unit basis, the average price received for our production in 2004 was $6.55 per Mcfe, which was 18% higher than our average price received in 2003 of $5.56 per Mcfe. Our natural gas production decreased by 20% while our oil production increased by 10%. The natural gas production decrease was primarily related to declines from our wells at South Pelto block 5, South Timbalier blocks 34 and 50 and Ship Shoal block 146. These declines were partially offset by new production from the Ship Shoal 113 unit, South Timbalier block 30 and South Pelto block 22. The oil production increase related to production resulting from our acquisition of the additional interests in the Ship Shoal 113 unit in late 2003, and new wells drilled at South Timbalier block 30 and South Pelto blocks 22 and 25. The new oil production was partially offset by declines at Ship Shoal blocks 66, 67, 68 and 69, South Pelto block 5 and South Timbalier blocks 34 and 50. In addition, our production in 2004 was impacted by Hurricane Ivan which forced us to defer production of approximately 2.2 Bcfe in 2004.

     Oil and gas operating expenses. Our oil and gas operating expenses, including production taxes, increased $9.5 million, or 43%, to $31.8 million in 2004 from $22.3 million in 2003. Our operating expenses per equivalent Mcf produced increased $0.53, or 57%, to $1.46 for 2004 from $0.93 for 2003. The increase in operating expenses was primarily related to higher lifting costs associated with the Ship Shoal 113 unit in which we acquired an additional interest in late 2003 and higher insurance costs for our offshore operations. In addition, our oil and gas operating expenses in 2004 included $1.1 million in costs to repair damage resulting from Hurricane Ivan.

     Exploration expense. In 2004, we incurred $14.7 million in exploration expense, which related to the cost of five unsuccessful exploratory wells drilled and the acquisition of 3-D seismic data. In 2003, our exploration expense was $0.8 million, which related to the acquisition of 3-D seismic data. We did not drill any unsuccessful exploratory wells in 2003.

     Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased $0.3 million, or 1%, to $44.6 million in 2004 from $44.3 million in 2003. Our depreciation, depletion and amortization expense per equivalent Mcf produced increased by $0.20, or 11%, to $2.04 for 2004 as compared to $1.84 for 2003. The increase in the amortization rate was attributable to an increase in production in 2004 from properties with higher capitalized costs.

     General and administrative expenses. Our general and administrative expenses, which are reported net of operating fees that we receive, were $2.6 million for the period from our inception on July 16, 2004 to December 31, 2004 and $1.5 million for the period from January 1, 2004 to July 15, 2004. In 2003, our general and administrative expenses were $3.5 million. The increase in the period from our inception to December 31, 2004 relates primarily to $2.5 million in equity-based compensation expense included in our general and administrative expenses for awards made to employees under our long-term incentive plan.

     Interest expense. Our interest expense for the period from our inception on July 16, 2004 to December 31, 2004 was $2.7 million and $4.5 million for the period from January 1, 2004 to July 15, 2004. In 2003, our interest expense was $9.6 million. The decreases were due to a decrease in our outstanding borrowings from Comstock offset partially by increases in our average interest rates. Average outstanding borrowings from Comstock were $149.5 million during the period from our inception to December 31, 2004 and $325.8 million for the period from January 1, 2004 to July 15, 2004 as compared to $299.4 million for the year ended December 31, 2003. The average interest rate on borrowings from Comstock was 3.8% during the period from our inception to December 31, 2004 and 2.6% for the period from January 1, 2004 to July 15, 2004 as compared to 3.0% for the year ended December 31, 2003.

     Net income. We reported net income of $15.2 million for the period from our inception on July 16, 2004 to December 31, 2004 and $23.8 million for the period from January 1, 2004 to July 15, 2004 as compared to $51.9 million in 2003. Net income in 2003 included a loss of $0.7 million relating to the cumulative effect of a change in our accounting for future abandonment cost of our oil and gas properties. Net income in the period from our inception to December 31, 2004 included a charge of $1.8 million for costs incurred in connection with our formation. The lower net income amounts in the 2004 periods were primarily due to our higher operating and exploration expenses in these periods.

   Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Oil and gas sales. Our oil and gas sales increased $57.4 million, or 75%, in 2003 to $133.5 million from $76.1 million in 2002. The increase in sales was primarily due to higher oil and gas prices combined with increased oil and natural gas production in 2003. Our average natural gas price increased by 71% and our average oil price increased by 23%. On an equivalent unit basis, the average price received for our production in 2003 was $5.56 per Mcfe, which was 54% higher than our average price received in 2002 of $3.62 per Mcfe. The higher prices were accompanied by a 14% increase in our production. Our natural gas production increased by 3% while our oil production increased by 41%. The production increases were primarily related to new production resulting from wells drilled during 2002 and 2003 and the acquisition of the Ship Shoal 113 unit in late 2002.

     Oil and gas operating expenses. Our oil and gas operating expenses, including production taxes, increased $7.6 million, or 51%, to $22.3 million in 2003 from $14.7 million in 2002. Oil and gas operating expenses per equivalent Mcf produced increased $0.23, or 33%, to $0.93 in 2003 from $0.70 in 2002. The increase in operating expenses was primarily related to the 14% increase in production and our acquisition of the Ship Shoal 113 unit, which had higher lifting costs than our other producing properties.

     Exploration expense. In 2003, we incurred $0.8 million in exploration expense for the acquisition of 3-D seismic data for our exploration program. We did not drill any exploratory dry holes in 2003. Exploration expense for 2002 was $5.5 million, which related to the write-off of two exploratory dry holes drilled and the acquisition of 3-D seismic data.

     Depreciation, depletion and amortization. Our depreciation, depletion and amortization increased $11.8 million, or 36%, to $44.3 million in 2003 from $32.5 million in 2002. The increase was attributable to our higher production in 2003. Our depreciation, depletion and amortization expense per equivalent Mcf produced also increased by $0.30, or 19%, to $1.84 in 2003 from $1.54 in 2002. The increase in the amortization rate was attributable to an increase in production in 2004 from properties with higher capitalized costs.

     Impairment. In 2003, we incurred a $0.5 million impairment with respect to one of our properties where an impairment was indicated based on estimated future cash flows attributable to the field’s estimated proved oil and natural gas reserves.

     General and administrative expenses. Our general and administrative expenses which are reported net of operating fees that we receive, increased by $0.9 million, or 34%, to $3.5 million in 2003 from $2.6 million in 2002. The increase is attributable to an increase in the costs allocated to us by Comstock in 2003. As the parent of Comstock Offshore, Comstock provided general and administrative services for Comstock Offshore. The allocation of Comstock’s general and administrative services to Comstock Offshore by Comstock was based on a calculation of the percentage of sales of Comstock Offshore as compared to the consolidated sales of all of Comstock’s subsidiaries. The increase in the allocation from Comstock in 2003 is a result of an increase in Comstock’s total corporate general and administrative costs in 2003, which increased 26% in 2003 over 2002. In addition, our sales in 2003 comprised 34% of Comstock’s total sales as compared to 30% in 2002. As a result we received a larger allocation of Comstock’s corporate overhead.

     Interest expense. Our interest expense decreased $1.2 million, or 11%, to $9.6 million for 2003 from $10.8 million in 2002. The decrease was primarily due to a reduction in the average interest rate on our outstanding borrowings from Comstock, which decreased to 3.0% in 2003 as compared to 3.6% in 2002. Our average borrowings from Comstock increased to $299.4 million in 2003 from $280.4 million in 2002.

     Net income. For 2003, we reported net income of $51.9 million as compared to net income of $10.1 million in 2002. Net income for 2003 included a loss of $0.7 million related to the cumulative effect of a change in our accounting for future abandonment cost for our oil and gas properties. The primary reason for the increase in income in 2003 was our higher oil and gas sales resulting from higher oil and gas prices and our increased production in 2003.

Liquidity and Capital Resources

     Funding for our activities has historically been provided by net cash flow from operating activities or from borrowings. For the period from our formation on July 16, 2004 through December 31, 2004, our primary sources of funds were net cash flow from operating activities of $49.5 million and borrowings of $64.9 million from Comstock that we incurred in connection with our formation.

     Our need for capital, in addition to funding our ongoing operations, primarily relates to our exploration for oil and natural gas reserves, the development and acquisition of our oil and gas properties and the repayment of our debt. For the period from our formation on July 16, 2004 through December 31, 2004, we incurred capital expenditures of $59.7 million for exploration, development and acquisition activities. We also paid $41.1 million in connection with our formation in July 2004 and retired $28.2 million of our debt.

     Our capital expenditure activity is summarized in the following table:

				Bois d’Arc
				Energy,
				LLC
				Period
				from
				July 16,
	Combined Bois d’Arc Energy LLC Predecessors			2004
			Period from	(inception)	Combined
			January 1,	to	Year Ended
	Year Ended December 31,		2004 to July	December	December
	2002	2003	15, 2004	31, 2004	31, 2004
	(In thousands)
Acquisitions of proved oil and gas properties	$7,780	$4,613	$715	$—	$715
Acquisitions of unproved oil and gas properties	562	1,438	2,049	120	2,169
Exploration and development expenditures(1)	59,975	92,792	80,509	59,003	139,512
Other	46	131	—	580	580

Total	$68,363	$98,974	$83,273	$59,703	$142,976

(1)	Excludes geological and geophysical expenses which are not capitalized.

     The timing of most of our capital expenditures is discretionary because we have no material long-term capital expenditure commitments. Consequently, we have a significant degree of flexibility to adjust the level of our capital expenditures as circumstances warrant. We have budgeted approximately $148.0 million for development and exploration projects in 2005. We expect to use internally generated cash flow from operating activities to fund our development and exploration activities. Our operating cash flow is highly dependent on oil and natural gas prices.

     The following table summarizes our aggregate liabilities and commitments as of December 31, 2004 by year of maturity:

	2005	2006	2007	2008	2009	Thereafter	Total
	(In thousands)
Due to parent company	$—	$148,066	$—	$—	$—	$—	$148,066
Interest on debt obligations	6,545	1,636	—	—	—	—	8,181
Operating leases	226	343	348	353	369	894	2,533
Contracted drilling services	9,052	—	—	—	—	—	9,052
Acquisition of seismic data	8,933	3,867	—	—	—	—	12,800

	$24,756	$153,912	$348	$353	$369	$894	$180,632

     Bois d’Arc Resources, Ltd. entered into a loan agreement with a bank in January 2000. The loan agreement provided for borrowings of up to $14.0 million, which were to be repaid in twenty-four equal monthly installments beginning on April 1, 2004. Interest was payable monthly at the bank’s prime rate plus 1/2%. The loan was refinanced on July 16, 2004 in connection with our formation with borrowings under the credit facility provided by Comstock.

     Until our formation, Comstock made advances to Comstock Offshore to fund Comstock Offshore’s acquisition, development and exploration activities. Comstock charged interest on the advances to Comstock Offshore based on Comstock’s average interest costs under its bank credit facility. In connection with our formation, we assumed $83.2 million of the amount payable by Comstock Offshore to Comstock and the remaining balance payable of $262.5 million was accounted for as a contribution to our equity.

     Comstock has provided a revolving line of credit to us with a maximum outstanding amount of $200.0 million. Approximately $152.3 million of this revolver was used to repay the debt assigned to us in our formation, including the $83.2 million payable to Comstock, $13.5 million of advances made by Comstock Offshore and Bois d’Arc under the joint exploration venture and $55.7 million to refinance the bank loan and other obligations of the Bois d’Arc Participants. Borrowings under this credit facility bear interest at our option at either LIBOR plus 2% or the base rate (which is the higher of the prime rate or the federal funds rate) plus 0.75%. The credit facility matures on April 1, 2006.

     In consideration for the $200.0 million credit facility provided by Comstock, we agreed to become a guarantor of Comstock’s 6-7/8% senior notes due 2012, of which $175.0 million aggregate principal amount is outstanding. We are also a guarantor of and have pledged or agreed to pledge substantially all of our assets with respect to Comstock’s $400.0 million bank credit facility.

Comstock’s bank credit facility is a four-year revolving credit commitment that matures on February 25, 2008. At December 31, 2004, Comstock had $228.0 million outstanding under this credit facility. Borrowings under the credit facility are limited to a borrowing base that was $300.0 million as of December 31, 2004.

     We intend to repay the outstanding balance under the credit facility provided by Comstock out of the net proceeds of this offering. In the event such proceeds are insufficient to repay all outstanding amounts under the credit facility provided by Comstock, we intend to borrow any such shortfall under our new credit facility discussed below. Upon full repayment of the amounts borrowed by us under the credit facility provided by Comstock, we will be released as a guarantor of Comstock’s debt. In addition, upon the completion of this offering Comstock will not own in excess of 50% of our common stock, and we will therefore no longer be a restricted subsidiary under the indenture relating to Comstock’s 6-7/8% senior notes.

     In connection with the closing of this offering, we will enter into a new $175.0 million bank credit facility with The Bank of Nova Scotia and several other banks. Borrowings under the new credit facility will be limited to a borrowing base that will initially be set at $100.0 million and thereafter redetermined semi-annually based on the banks’ estimates of the future net cash flows of our oil and natural gas properties. The determination of the borrowing base will be at the sole discretion of the administrative agent and the bank group. The credit facility will mature on the fourth anniversary of the effective date, when the entire amount outstanding will be due.

     Borrowings under the new credit facility will bear interest at our option at either (1) LIBOR plus a margin that varies from 1.25% to 2.0% depending upon the ratio of the amounts outstanding to the borrowing base or (2) the base rate (which is the higher of the prime rate or the federal funds rate) plus a margin that varies from 0% to 0.75% depending upon the ratio of the amounts outstanding to the borrowing base. A commitment fee ranging from 0.375% to 0.50% (depending upon the ratio of the amounts outstanding to the borrowing base) is payable on the unused borrowing base.

     Indebtedness under the new credit facility will be secured by substantially all of our and our subsidiaries’ assets, and all of our subsidiaries will be guarantors of the indebtedness. The credit facility contains covenants that restrict the payment of cash dividends, borrowings, sales of assets, loans to others, capital expenditures, investments, merger activity, hedging contracts, liens and certain other transactions without the prior consent of the lenders and requires us to maintain a ratio of current assets to current liabilities of one-to-one and a ratio of indebtedness to earnings before interest, taxes, depreciation, depletion, and amortization, exploration and impairment expense of 2.5-to-one. The credit facility requires us to maintain a lien in favor of the lenders on properties representing at least 80% of the total value of our proved reserves (which amount increases to 95% upon the occurrence of an event of default).

     The effectiveness of our new credit facility is subject to our receiving at least $75.0 million in proceeds from this offering and our ability to grant to the lenders a first lien on all of our assets. As substantially all of our assets are currently pledged to Comstock under our facility with Comstock and additionally pledged under Comstock’s bank credit facility, the only way to satisfy this condition will be to repay the entire outstanding balance of the indebtedness owing to Comstock, which as of December 31, 2004 was approximately $148.1 million. Our operating agreement provides that if we are unable to consummate a transaction to refinance the amounts due to Comstock (including pursuant to this offering) by June 1, 2005, we are to be dissolved and liquidated.

     We believe that our cash flow from operations and available borrowings under our current or a new credit facility will be sufficient to fund our operations and future growth as contemplated under our current business plan. However, if our plans or assumptions change or if our assumptions prove to be inaccurate, we may be required to seek additional capital. We cannot provide any assurance that we will be able to obtain such capital, or if such capital is available, that we will be able to obtain it on terms acceptable to us.

Critical Accounting Policies

     With respect to periods prior to July 16, 2004 (the date of our formation), the discussion contained herein of financial condition and results of operations is based upon the information reported in our predecessors’ combined financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. In many cases, the accounting treatment of particular transactions is specifically required by GAAP. The preparation of our financial statements requires us to make estimates and use assumptions that can affect the reported amounts of assets, liabilities, revenues or expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates. Our significant accounting policies are detailed in Note 2 to our combined and consolidated financial statements. We have outlined below certain of these policies as being of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment or estimates by our management.

     Presentation of combined financial statements. Our predecessors, the Bois d’Arc Participants and Comstock Offshore, have operated as joint venture partners since 1997. Bois d’Arc Energy, LLC is a joint venture, which formalized the relationship of the predecessors. A majority of the interests of the predecessors are in the same properties and the operations have been under the combined management of Comstock Offshore and Bois d’Arc through the joint venture. As such, combined financial statements using historical cost basis more properly presents the historical combined operations of Comstock Offshore and the Bois d’Arc Participants. The acquisition of properties that Comstock Offshore made from a predecessor of Bois d’Arc was accounted for using the purchase method of accounting as these properties were not jointly developed under the exploration joint venture and because Bois d’Arc had significantly different investors in its exploration activities than its predecessor, the party from whom Comstock Offshore purchased certain properties that were contributed to us in our formation.

     Successful efforts accounting. We are required to select among alternative acceptable accounting policies. There are two generally acceptable methods for accounting for oil and gas producing activities. The full-cost method allows the capitalization of all costs associated with finding oil and natural gas reserves, including certain general and administrative expenses. The successful efforts method allows only for the capitalization of costs associated with developing proven oil and natural gas properties as well as exploration costs associated with successful exploration projects. Costs related to exploration that are not successful are expensed when it is determined that commercially productive oil and gas reserves were not found. We have elected to use the successful efforts method to account for our oil and gas activities and we do not capitalize any of our general and administrative expenses.

     Oil and natural gas reserve quantities. The determination of depreciation, depletion and amortization expense as well as impairments that are recognized on our oil and gas properties are highly dependent on the estimates of the proved oil and natural gas reserves attributable to our properties. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate depends on the quality of available data, production history and engineering and geological interpretation and judgment. Because all reserve estimates are to some degree imprecise, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas prices may all differ materially from those assumed in these estimates. The information regarding present value of the future net cash flows attributable to our proved oil and natural gas reserves are estimates only and should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties. Thus, such information includes revisions of certain reserve estimates attributable to proved properties included in the preceding year’s estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any future downward revisions could adversely affect our financial condition, our borrowing ability, our future prospects and the value of our common stock. The estimates of our proved oil and gas reserves used in preparation of our predecessors’ combined financial statements were determined by an independent petroleum engineering consulting firm and were prepared in accordance with the rules promulgated by the SEC and the Financial Accounting Standards Board (the “FASB”).

     Impairment of oil and gas properties. The determination of impairment of our oil and gas reserves is based on the oil and gas reserve estimates using projected future oil and natural gas prices that we have determined to be reasonable. The projected prices that we employ represent our long-term oil and natural gas price forecast and may be higher or lower than the December 31, 2004 market prices for crude oil and natural gas. For the impairment review of our oil and gas properties that we conducted as of December 31, 2004, we used oil and natural gas prices that were based on the current futures market. We used oil prices of $45.88, $42.70 and $40.75 per barrel for 2005, 2006 and 2007, respectively, and escalated prices by 3% each year thereafter to a maximum price of $49.12 per barrel. For natural gas, we used prices of $6.45, $6.50 and $6.10 per Mcf for 2005, 2006 and 2007, respectively, and escalated prices by 3% each year thereafter to a maximum price of $7.05 per Mcf. To the extent we had used lower prices in our impairment review, an impairment could have been indicated on certain of our oil and gas properties.

     Accounting for asset retirement obligations. We adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”) “Accounting for Asset Retirement Obligations,” on January 1, 2003. This statement requires us to record a liability in the period in which an asset retirement obligation (“ARO”) is incurred, in an amount equal to the discounted estimated fair value of the obligation that is capitalized. Thereafter, each quarter, this liability is accreted up to the final retirement cost. The adoption of SFAS 143 on January 1, 2003 resulted in a cumulative effect adjustment to record (i) a $4.5 million decrease in the carrying value of our oil and gas properties, (ii) a $1.2 million decrease in accumulated depreciation, depletion and amortization, (iii) a $2.6 million decrease in reserve for future abandonment, and (iv) a loss of $739,000 which was reflected as the cumulative effect of a change in accounting principle. The determination of our asset retirement obligations is based on our estimate of the future cost to plug and abandon our oil and gas wells and to dismantle and dispose of our offshore production facilities. The actual costs could be higher or lower than our current estimates.

     Stock-Based Compensation. In connection with our formation, our unitholders approved our long-term incentive plan (the “Incentive Plan”) to provide for equity-based compensation for our executive officers, employees and consultants. As a private limited liability company, the nature of our equity awards is more complex than in a corporation. The initial awards made under the Plan were approved by the unit holders and were comprised of either (i) options to purchase class B units, representing a capital and profits interest in our company, or (ii) restricted class C units, representing solely a profits interest in our company. The only consultant who received an award under the Incentive Plan was Gayle Laufer, the spouse of our Chief Executive Officer. See “Certain Relationships and Related Party Transactions-Other Related Party Transactions.”

     Our operating agreement sets forth the rights of holders of class B units and class C units. A holder of an option for a class B unit has an interest similar to a stock option in a corporation. Since the option provides the holder with the right to acquire a class B unit when the option is exercised, the holder has the right to acquire both a capital and profits interest in us. The operating agreement provides that class C units are not entitled to any interest in our capital or our operating profits and losses. The operating agreement provides that, upon our conversion to a corporation, holders of class C units will be allocated shares of restricted stock based on an increase in the value of the capital accounts. Class C units will be converted into restricted shares of our common stock based on the formula prescribed in the operating agreement up to a maximum of one-half of one share of common stock per class C unit.

     We account for employee equity-based compensation under the preferable fair value based method prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the award vesting period. All of the awards made under the Incentive Plan vest over a five year period.

     At the time of our formation, we granted to our employees options to purchase a total of 2,800,000 class B units at an exercise price of $6.00 per unit, which was equal to the value of the underlying class B unit at the time of grant, as determined by our board of managers at such time. We also awarded a total of 4,290,000 restricted class C units to our employees and consultants. At the time of issuance of the awards under the Incentive Plan, we did not obtain an independent valuation of the fair value of the units. Instead, we conducted a valuation based on the fair value of the assets contributed to us. Because the contributors used this approach in determining the value of their capital accounts upon our formation, we believed that it was appropriate to rely on it in determining the fair value of the Incentive Plan awards.

     At the time of the Incentive Plan awards, we believed that the per share exercise price of the options for class B units represented the fair value of a Class B unit as of the grant date. However, in connection with the preparation of our financial statements and solely for purposes of accounting for employee stock-based compensation under SFAS 123, we reassessed the fair value of the stock-based awards made at the time of our formation.

     In reassessing the fair value of the class B units and class C units underlying the equity awards granted, we used a valuation methodology that we believe is consistent with the practices recommended by the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). We reviewed the guidance set forth in the Practice Aid and we performed a retrospective valuation on a “top down” basis, using an enterprise valuation model. We determined the fair value of our company and then allocated the enterprise value to the various classes of member units. We also consulted with an independent valuation specialist regarding the methods and procedures used to determine, on a retrospective basis, the fair value of the class B units and the class C units at the time of issuance.

     The enterprise valuation method we followed involved valuing the enterprise, and then using that value as a basis to value the enterprise’s privately issued securities. The valuation employed a probability-weighted expected return model. This model determines the value of a unit based upon an analysis of future values for the enterprise assuming various future outcomes. The value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise. Although the future outcomes used in such a valuation must reflect the specific enterprise’s facts and circumstances, common future outcomes modeled would include an initial public offering, sale or merger, continued operation as a private enterprise, or dissolution.

     We concluded that the “sale/merger” scenario and the “continued operation/remaining private” scenario were not realistic scenarios for our company. These outcomes were not considered realistic because we were organized as a limited liability company specifically for the reason that it could be “unwound” and liquidated without triggering adverse tax consequences to our contributors. The contributors established a procedure to liquidate the entity, with the intent to restore the parties to their original positions (as if the formation transaction had not occurred) if no initial public offering or similar financing transaction occurred. This indicates that neither a “sale/merger” or “continued operation/private entity” scenario is appropriate for this enterprise.

     Our operating agreement provides that we will be liquidated if an initial public offering is not completed by a certain date (originally December 1, 2004). Our board of managers must unanimously consent to any proposed extension of the date by which an initial public offering transaction must be completed. If for any reason either Comstock or the Bois d’Arc Participants decide that the offering should be abandoned, such party can cause us to liquidate without incurring any liability to the other members. This requirement indicates that a “dissolution” scenario is appropriate and should be considered a realistic outcome. Therefore, the enterprise valuation analyzed two future outcomes: an initial public offering and a dissolution.

     In assessing the initial public offering outcome, the managing underwriter advised us that the shares are likely to be priced in a range from $12.00 to $15.00 per share in this offering, with a mid-point of $13.50. This range represents market expectations in February 2005 rather than in July 2004. The Practice Aid states that in the case of a retrospective valuation, care should be exercised to ensure that the assumptions and estimates underlying the valuation reflect only the business conditions, enterprise developments, and expectations that existed as of the valuation date. Therefore, in our valuation we adjusted the offering price range to reflect an expected range in July 2004. We believe that there has been a significant increase in the market value of oil and natural gas reserves since July 2004, which is the most significant factor impacting the valuation of an exploration and production company. A study of oil and natural gas reserve sales that we had conducted indicated that values of oil and natural gas reserves increased by approximately 23% between July 2004 and February 2005. Our enterprise valuation adjusted for the increase in value that occurred subsequent to July 2004, resulting in an adjusted price range of $9.74 to $12.18 per share. The valuation utilizes the mid-point of the range, $10.96, as a reasonable estimate of the expected value per share. This amount was then discounted to the time period that the offering was to take place using a risk-free interest rate of 4.0%. The valuation determined that the initial public offering scenario enterprise valuation was $563.0 million as of July 16, 2004.

     Upon dissolution, the class B unit holders would receive a return of the assets contributed to us. We concluded that the net asset value of our company was $300.0 million at July 16, 2004, based on an analysis of the sale of comparable Gulf of Mexico reserves prior to our formation.

     Our valuation analysis then considered numerous factors to assess the probability of completing a successful offering as of July 16, 2004, versus the probability of the alternative outcome of dissolution. A 70% probability was assigned to the initial public offering scenario and a 30% probability to the dissolution scenario. In arriving at a July 16, 2004 fair value for the class B and class C units, the valuation also considered that the scenarios described above did not consider that marketability would not be achieved for several months following the July 16, 2004 award date. At the valuation date, marketability was not certain. To reflect the delay and uncertainty in marketability, the valuation applied a 10% discount to estimate the inherent lack of marketability associated with the units.

     The result of the new valuation was to increase the fair value of a class B unit at the issuance date from $6.00 per unit (based on an asset-based valuation) to $8.42 per unit (using a “top-down” enterprise valuation model).

     The fair value of each option awarded under the Incentive Plan was estimated using the Black-Scholes option-pricing model with the following assumptions: (a) exercise price of $6.00 per unit, (b) fair value on the date of issuance of $8.42 per unit, (c) dividend yield of 0%, (d) expected volatility of 29.8%, (e) risk-free interest rate of 4.0%, and (f) expected life of 7.5 years. The resulting fair value of each option for a class B unit upon the date of grant was $4.55 per option.

     The new valuation indicated that the fair value of each class C unit at the issuance date was $3.40 per unit. In determining the allocation of the enterprise valuation to the various classes of equity, we considered the rights of the class C unitholders in each scenario, the initial public offering scenario and the dissolution scenario. In the initial public offering scenario, we considered the formula for conversion of class C units to shares of common stock upon our conversion from a limited liability company to a corporation. Our operating agreement provides that each class C unit will convert into no more than one-half of one share of common stock. In allocating the enterprise value between the classes of equity, we assumed the maximum value for class C units, which meant that the class C units issued would have the value of one-half of a class B unit. In the dissolution scenario, we considered that there would be no appreciation in the enterprise, and therefore the class C units would have no value. After applying the probability weighting described above to the expected returns of the class C units, and the 10% discount for lack of marketability of the units, we determined that the fair value for each class C unit was $3.40.

     We believe there are three factors that contribute to the increase in the value of a unit (or, at the time of this offering, a share of common stock) over its value at our formation on July 16, 2004, when the awards were granted. The first factor is the increase of approximately 23% in the market value of oil and natural gas reserves subsequent to our formation. The second factor is the enhanced marketability and liquidity of our common stock attributable to the public offering, which contributes significantly to the increased value. The third factor is that at the time of the Incentive Plan awards, there was considerable uncertainty regarding whether we would be able to arrange for a financing transaction, such as an initial public offering, as contemplated by our operating agreement, which would result in our liquidation. Therefore, the fair value of the units awarded in July 2004 takes into account the probability of whether this offering would be completed and the probability of an alternative scenario, namely, our dissolution. In that event, the class B options and class C units will have no value as none of the awards would have vested.

Quantitative and Qualitative Disclosures on Market Risks

     Oil and Natural Gas Prices. Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our exploration and development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources. Based on our oil and natural gas production in 2004, a $1.00 change in the price per barrel of oil would have resulted in a change in our cash flow for such period by approximately $1.6 million and a $1.00 change in the price per Mcf of natural gas would have changed our cash flow by approximately $12.2 million. We have not entered into any hedging arrangements.

     Interest Rates. As of December 31, 2004, we had $148.1 million outstanding under our credit facility provided to us by Comstock, which is subject to floating market rates of interest. Borrowings under the credit facility bear interest at a fluctuating rate that is tied to LIBOR or the corporate base rate (which is the higher of the prime rate or the federal funds rate), at our option. Any increases in these interest rates can have an adverse impact on our results of operations and cash flow. Based on borrowings outstanding at December 31, 2004, a 100 basis point change in interest rates would change our interest expense by approximately $1.5 million.

BUSINESS AND PROPERTIES

Our Company

     We are a growing independent exploration company engaged in the discovery and production of oil and natural gas in the Gulf of Mexico shelf. We focus our operations in the Gulf of Mexico shelf principally because we believe this region has significant undiscovered reserves, in both unexplored and previously explored areas. Additionally, many major integrated and large independent energy companies have redirected their human and financial resources over the last several years away from the Gulf of Mexico shelf to focus on larger projects in the deepwater Gulf of Mexico and other areas of the world. As a result of these trends, as well as improvements in seismic and drilling technology, we believe that the region offers ample exploration and development opportunities.

     Our Predecessors. In December 1997, Comstock Offshore, LLC, an indirect wholly-owned subsidiary of Comstock, acquired from Bois d’Arc Resources and other interest owners certain offshore oil and natural gas properties, including the properties we now own at Ship Shoal blocks 66, 67, 68 and 69 and South Pelto block 1. Bois d’Arc was a predecessor in interest to Bois d’Arc Resources, Ltd., an entity owned by two of our executive officers, directors and stockholders, Gary W. Blackie and Wayne L. Laufer. In connection with this acquisition, Comstock Offshore, Bois d’Arc Resources, Ltd. and Bois d’Arc Offshore, Ltd., another entity owned by Messrs. Blackie and Laufer, established a joint venture to explore for oil and natural gas in the Gulf of Mexico.

     Our Formation. In July 2004, Comstock, Bois d’Arc Resources, Ltd. and Messrs. Blackie and Laufer formed our company to replace the joint exploration venture. Bois d’Arc Resources, Ltd., Bois d’Arc Offshore, Ltd., and the other entities owned by Messrs. Blackie and Laufer and who we collectively refer to as “Bois d’Arc,” and certain participants in their exploration activities, who we collectively refer to as the “Bois d’Arc Participants,” and Comstock Offshore contributed to Bois d’Arc Energy, LLC substantially all of their Gulf of Mexico properties (which properties are identified in “—Property Overview” below) and assigned to Bois d’Arc Energy, LLC their related liabilities, including certain debt, in exchange for equity interests in Bois d’Arc Energy, LLC. The equity interests issued in exchange for the contributions were determined by using a valuation of the properties contributed by the particular contributors conducted by Lee Keeling and Associates, Inc., independent petroleum consultants, relative to the value of the properties contributed by all contributors. Comstock Offshore contributed its Gulf of Mexico properties and assigned $83.2 million of related debt in exchange for an approximately 59.9% ownership interest. Each of the Bois d’Arc Participants contributed its interest in commonly owned Gulf of Mexico properties and they assigned in the aggregate $28.2 million of related liabilities in exchange for an approximately 40.1% aggregate ownership interest. The Bois d’Arc Participants also received $27.6 million in cash to equalize the amount that Comstock Offshore’s debt exceeded its proportional share of the liabilities assigned. Of such amount, $2.7 million was paid to Mr. Blackie or entities controlled by him, $10.5 million was paid to Mr. Laufer or entities controlled by him, $2.0 million was paid to D. Michael Harris, one of our outside directors, and $178,575 was paid to John L. Duvieilh, another one of our outside directors. We also reimbursed Comstock Offshore $12.7 million and Bois d’Arc $0.8 million for advances made under the joint exploration venture for undrilled prospects.

     We elected to form the company as a limited liability company because it is treated as a partnership for federal income tax purposes. This allowed the oil and gas properties of each member to be conveyed to us in exchange for membership interests on a tax-free basis. The choice of a limited liability company also allowed us to operate our business prior to conversion to a corporation with only one level of income tax and if our financial objectives were not met, it would allow a liquidation without incurring federal income tax with respect to the liquidation. For a discussion of our conversion to a corporation, please see “Certain Relationships and Related Transactions—Conversion Transaction.”

     The following summarizes the ownership structure and entities that participated in our formation.

(1)	Each of Gary W. Blackie and Wayne L. Laufer owns a 49.5% limited partnership interest in Bois d’Arc Resources, Ltd. Bois d’Arc Interests, LLC is the sole general partner, of which each of Messrs. Blackie and Laufer own a 50% interest.

(2)	Mr. Laufer owns 100% of the membership interests of Haro Investments, LLC.

(3)	Sally Blackie, the former spouse of Gary W. Blackie, owns 100% of BetsWest Interests, L.P.

(4)	The other investors consist of Gary W. Blackie (0.16%), Cade Oil Investments, Inc. (0.21%), George & Jocelyn Fenton (0.10%), D. Michael Harris (1.44%), who will be one of our directors upon our conversion, William E. Holman (0.03%), Jay Petroleum of LA, LLC (1.60%), an entity in which John L. Duvieilh, who will also be one of our directors upon our conversion, beneficially owns an interest, Steve E. Knecht (0.08%), Wayne L. and Gayle M. Laufer (0.33%), Greg T. Martin (0.13%), Pegasus Energy, LLC (0.75%), Kerry W. Stein (0.05%) and Chialing Young (0.03%).

(5)	Bois d’Arc Oil & Gas Company, LLC is the general partner of Bois d’Arc Offshore, Ltd. and owns a 1% general partner interest. The remaining 99% interest of Bois d’Arc Offshore, Ltd. is owned by Bois d’Arc Energy, LLC.

(6)	Bois d’Arc Holdings, LLC is the general partner of Bois d’Arc Properties, LP and owns a 1% general partner interest. The remaining 99% interests of Bois d’Arc Properties, LP is owned by Bois d’Arc Energy, LLC.

     During the five-year period ended December 31, 2004, we successfully completed 43 out of the 57 exploration wells that we drilled and 28 out of the 29 development wells that we drilled, for an overall success rate of 83%. During this period, we spent $474.3 million on our acquisition, development and exploration activities and we increased our estimated net proved reserves from approximately 144.8 Bcfe to 305.3 Bcfe and produced an aggregate of 103.9 Bcfe.

     Our proved reserves at December 31, 2004 were 305.3 Bcfe with a PV-10 Value of $996.7 million. Our proved reserves were 83% proved developed and were 63% natural gas on a Bcfe basis. With respect to our proved developed reserves at December 31, 2004, 23% were producing and the remaining 77% were either not producing or behind pipe. Our reserves at December 31, 2004 were approximately 5% below our predecessors’ combined reserves of 321.9 Bcfe at December 31, 2003. In connection with our formation, we performed a comprehensive reserve evaluation of all the proved reserves that were contributed to us. The decrease in proved reserves from our predecessors’ combined reserves at December 31, 2003 resulted from production and certain downward reserve revisions that were partially offset by discoveries. The downward revisions were primarily related to certain proved undeveloped reserves or nonproducing reserves that we determined would not be drilled or developed because these projects do not meet our current rate of return criteria and are not in our current development plan or have been revised downward based on recent drilling results or production performance of offset wells.

     As of December 31, 2004, we served as operator for approximately 97% of our properties based on the PV-10 Value of the related proved reserves. In March 2005, our net daily natural gas production averaged 48.4 MMcf and our net daily oil production averaged approximately 3,671 Bbls, or a total of 70.4 MMcfe per day. Approximately 69% of our daily production was natural gas on a Bcfe basis. Our pro forma net income was $30.5 million for the year ended December 31, 2004.

     Unless we conduct successful exploration and development activities or acquire properties containing proven reserves, our proved reserves will decline as our reserves are depleted. Our historical reserve additions relate to successful wells drilled in our exploration and development program or completed acquisitions. To the extent our drilling success rate declines or we are unable to complete acquisitions of productive oil and gas properties, we may not be able to replace all of our production in the future. In addition, the ultimate recovery of our reserves is subject to future declines in prices of oil and natural gas, which could impact the economic viability of the future operation of the properties and our access to future development capital that will be required to recover additional undeveloped reserves.

     We hold title to our properties through our wholly-owned subsidiary, Bois d’Arc Properties, LP, and we conduct our operating activities through another wholly-owned subsidiary, Bois d’Arc Offshore, Ltd.

Our Business Strategy

     Our goal is to increase shareholder value by investing in exploration and development projects that generate attractive rates of return. We seek to achieve this goal through the following strategies:

     Grow Through Exploration. We focus a substantial portion of our capital investments on exploration activities because we believe that, over the long-term, exploration provides attractive risk-weighted rates of return. We historically have spent a majority of our capital expenditures for exploration drilling. We believe that this differs from other independent exploration and development companies that typically spend more capital on acquisitions and development and less on exploration. From the formation of our joint exploration venture in 1997 through December 31, 2004, our exploration program has achieved an average drilling success rate of 70%, with 59 successful exploration wells out of a total of 84 drilled.

     Focus on the Gulf of Mexico Shelf. We plan to continue to explore for reserves in the Gulf of Mexico shelf. We define the Gulf of Mexico shelf as the area of the Gulf of Mexico extending out to the continental shelf break, which generally occurs at a water depth of approximately 600 feet. This region is a prolific producing area that we believe has substantial future exploration potential due to favorable economic and geologic conditions for finding oil and natural gas, including multiple reservoir formations and comprehensive geologic and seismic databases. The ability to target multiple known producing horizons reduces the risk of a nonproductive well. By focusing our efforts in this region, we have been able to accumulate geological and reservoir data and operating experience, which we believe provides us with a competitive advantage relative to other independent exploration and development companies that have operations in multiple regions. In addition, the Gulf of Mexico shelf is an attractive area for exploration and production companies for the following reasons:

•	substantial existing infrastructure of production platforms, pipelines and processing facilities;

•	open access to acreage through federal and state lease sales;

•	attractive taxation and royalty rates in federal waters;

•	geographic proximity to established markets for oil and natural gas; and

•	relatively higher production rates compared to other producing basins in the U.S.

     Generate Prospects Internally. Substantially all of our oil and natural gas prospects are originated and developed internally through the combined efforts of our technical team. Our regional expertise, combined with a rigorous structural and stratagraphic interpretation of 3-D seismic data integrated with subsurface mapping techniques, promotes the identification of quality drilling prospects. We incorporate advanced geophysical techniques using third party software that allows us to better understand the various geophysical risks of our prospects. Each prospect is thoroughly reviewed through all aspects of the geologic/geophysical development phase to verify that it meets our stringent economic criteria.

     Pursue Leasehold Acquisitions. We have been an active participant in the six central Gulf of Mexico sales held since 1999, and expect to continue a high level of participation in future sales. Since 1999, we have been the high bidder on 53 of 63 blocks on which we have bid, representing an 84% success rate. However, we may not be as successful in future lease sales. In addition to bidding on blocks in the Gulf of Mexico lease sales, we actively pursue exploration prospects through farm-in opportunities and acquisitions of producing and non-producing properties that have exploration potential. We generally pursue proved reserve acquisitions only when we believe future exploration opportunities exist on the acreage or that the infrastructure and facilities acquired will enhance our existing operations.

     Operate Core Properties. As of December 31, 2004, we served as operator for approximately 97% of our properties, based on the PV-10 Value of our proved reserves. As operator, we can manage all phases of a project’s drilling and development operations. We believe operating allows us to:

•	exercise greater control over the cost, timing and scope of our activities;

•	more effectively utilize our platforms, processing facilities, flowlines and pipelines; and

•	maintain a lower cost structure.

Our Strengths

     We believe that we have a variety of strengths that will help us achieve our business goals.

     Experienced Management and Technical Team. Our management and technical team has an average of 24 years of experience exploring, operating and producing natural gas and oil reserves in the Gulf of Mexico region and has experience in all phases of drilling and completing wells in the Gulf of Mexico. Wayne L. Laufer, our Chief Executive Officer, and Gary W. Blackie, our President, have worked together for over twenty years drilling over 150 wells in the Gulf of Mexico and South Louisiana.

     Substantial Drilling Inventory. As a result of our experienced technical team and our successful exploration drilling program, we have assembled an inventory of 48 exploratory and 24 developmental prospects. Our inventory and our degree of operating control provide us with flexibility in project selection and the timing of our drilling projects. We continually evaluate and prioritize potential drilling prospects to determine whether to drill or replace them with higher quality prospects. As of December 31, 2004, we owned interests in 47 developed lease blocks in the Gulf of Mexico comprising 153,663 (111,563 net to us) acres and 39 undeveloped lease blocks with 142,666 (140,307 net to us) acres that may contain additional exploration opportunities. We believe there are opportunities to expand our exploration activities on our existing leasehold acreage position, particularly by exploring the deep shelf, which we define as prospects at geologic and drilling depths greater than 15,000 feet.

     Operational Capabilities. We operate almost all of our properties, unlike many other independent energy companies that conduct business through non-operated joint ventures. By having operational control, we are able to more effectively control our expenses, capital allocation and the timing and method of exploration and development of our properties. As of December 31, 2004, we operated 82 producing wells and 22 production complexes in the Gulf of Mexico.

     Technical Approach. Approximately 90% of our drilling prospects have been generated internally by our technical team using advanced technology in analyzing, interpreting and visualizing 3-D seismic data. We reprocess existing 3-D seismic data to enhance our analysis. We believe that our high drilling success rate is attributable to our technical knowledge and the experience among our geoscience staff in effectively interpreting 3-D seismic data and subsurface geological mapping. However, seismic interpretation of deeper, geopressured formations is more difficult than at shallower, normally pressured conventional well depths. Our overall exploration success rate has been 70%. Of the twenty deep shelf wells that we have drilled, eleven successfully found hydrocarbons at geologic and drilling depths below 15,000 feet, for a success rate of 55%. This success rate is lower than our overall success rate, reflecting the fact that deep shelf drilling has lower success rates than conventional shelf drilling.

     Strong Balance Sheet. After the application of the net proceeds from this offering, we will have no debt outstanding. We plan to maintain a conservative balance sheet to preserve our ability to execute our exploration program despite volatility of commodity prices.

Competitive Challenges

     We have a number of competitive challenges that may prevent us from capitalizing on our strengths and achieving our business goals. Because we were formed in July 2004, we have a limited operating history and may not be able to successfully compete in the highly competitive oil and natural gas industry. In addition, our ability to drill exploratory and developmental prospects will depend on a number of factors, including oil and natural gas prices, drilling results and the availability of capital. Drilling for oil and natural gas can be unprofitable because prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities. Because of these uncertainties, we do not know if the numerous potential drilling locations we have identified will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. Accordingly, our actual drilling activities may differ from our current plans. In addition, if we are not successful at marketing our oil and natural gas at commercially acceptable prices or if market conditions or operational impediments hinder our access to oil and natural gas markets, our profitability could decline.

     Our operations and revenues are significantly impacted by conditions in the Gulf of Mexico because we currently explore and produce exclusively in that area. This concentration of activity makes us more vulnerable than many of our competitors to the risks associated with the Gulf of Mexico, including adverse weather conditions, decreases in the availability of equipment, facilities or services or changes in the regulatory environment. For example, in September 2004, we shut in substantially all of our production for four days because of Hurricane Ivan and part of our production was also shut in during the fourth quarter of 2004 awaiting repairs to third party pipelines that were damaged by the hurricane. As a result of the shut-ins, we were forced to defer production of approximately 2.2 Bcfe in 2004. We also had three drilling rigs under contract standing idle for a combined total of 22 days. Damage to our facilities caused by Hurricane Ivan cost approximately $1.1 million to repair. In addition, production from reserves in the Gulf of Mexico generally declines more rapidly than reserves from reservoirs in other producing areas. Accordingly, our need to replace reserves from new investments is relatively greater than those of producers who produce lower percentages of their reserves over a similar time period. We also plan to conduct drilling activity in the deep shelf of the Gulf of Mexico, and there are additional risks associated with deep shelf drilling that could result in substantial cost overruns and economically unsuccessful projects.

     For a discussion of other considerations that could prevent us from capitalizing on our competitive strengths to execute our strategy, please see “Risk Factors.”

Exploration Overview

     Our future growth primarily will be driven by exploration activities. We have 48 identified exploration prospects in our inventory that are located on our leasehold acreage and supported by 3-D seismic. Our technical team follows a rigorous and comprehensive prospect development process that emphasizes a thorough integration of geology, geophysics and engineering for each prospect. We believe that by adhering to our prospect selection methodology, we have realized high historical exploration success rates. We believe that our inventory, including development wells resulting from new discoveries, will provide us with opportunities to increase our reserves and production over the next three to five years. Under our current drilling budget, we plan to drill approximately 13 of these prospects in 2005. However, the actual number of prospects that we drill over any defined time period will be determined based on the number of rig days that we have available under our contracts with drilling contractors and the amount of time it takes to drill each prospect selected by our management and technical team.

     We currently have three drilling rigs being used to drill our prospects. Two of these rigs are under fixed rate contracts which expire in May and June 2005. The third rig is under contract through May 2005 with an option to extend at the same fixed rate for an additional ninety days. We may extend this contract to accelerate our exploration and development activities depending on market conditions and other factors. By having drilling rigs that are dedicated under term contracts, we are able to be flexible in our drilling plans and have the ability to react quickly to exploration opportunities when they arise. For instance, we may decide to drill a different location than was initially planned to capitalize on an attractive farm-in or other exploration opportunity that was not previously known. Therefore, our plans to drill any particular prospect may change depending on unforeseen exploration opportunities, our changing prospect inventory, as well as changes in our perception of the risk/reward potential of any particular prospect.

     As a result of our exploration knowledge and success in the Gulf of Mexico shelf region, we have gradually pursued deeper drilling opportunities on the Gulf of Mexico shelf, which we refer to as deep shelf exploration. Deep shelf wells are located in shallow water areas of the Gulf of Mexico at geologic and drilling depths greater than 15,000 feet. These deep shelf prospects are often higher risk but have higher reserve potential and may qualify for recently enacted federal royalty relief. Because the deep shelf lies underneath the shallow, more heavily explored areas of the Gulf of Mexico, there is substantial pipeline and other infrastructure already in place that would normally not be present in an emerging basin area, enhancing the economics and allowing new discoveries to be placed on production quickly. Since 2000, we have been one of the more active drillers of deep shelf wells. We have drilled a total of twenty deep shelf wells in the South Pelto and South Timbalier areas of the Gulf of Mexico. Of the twenty deep shelf wells drilled, eleven resulted in completions at geologic and drilling depths below 15,000 feet, seven were completed above 15,000 feet and two were unsuccessful. Our prospect portfolio includes several deep shelf prospects and we hold acreage with extensive unexplored areas at geologic and drilling depths below 15,000 feet.

Exploration and Development Expenditures

     The following table shows our exploration and development expenditures for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,
	2002	2003	2004
		(In thousands)
Exploration	$41,557	$52,890	$63,728
Development	18,861	42,140	80,244

Total	$60,438	$95,030	$143,972

     In order to facilitate our continued growth, we have contracted to spend approximately $12.8 million over the next two years to acquire additional 3-D seismic data and to reprocess certain of the data with intensive target-specific processing techniques. These expenditures, in addition to what we have spent in prior years, would give us licenses over a total of 9,500 square miles of 3-D seismic data covering 1,215 blocks of the Gulf of Mexico shelf.

     Although our actual and budgeted expenditures may change, we currently estimate our total capital expenditure budget in 2005 to be approximately $148.0 million. The following table shows how we expect to spend our capital budget in 2005:

2005
(In thousands)
Exploration drilling and completion	$64,000
Development drilling and completion	46,000
Facility and pipeline costs	21,000
Seismic and leasehold acquisitions	12,000
Other	5,000

Total	$148,000

     We have budgeted to drill 23 wells in 2005, including 13 of our exploration prospects. Based on our commodity price outlook and our estimated production, we expect to finance our 2005 capital program with cash from operations and net proceeds from this offering. If our cash flow falls short of our estimated capital expenditures, we will adjust our capital budget accordingly. If cash flow exceeds our capital budget, we expect to increase our drilling budget if we are able to identify sufficient opportunities.

Property Overview

     Our existing properties are located in the outer continental shelf of the Gulf of Mexico in water depths of up to 75 feet. The reservoirs in our properties are generally characterized as having high porosity and permeability, which typically result in high production rates.

     The following table summarizes the estimated proved oil and natural gas reserves by area as of December 31, 2004:

				Percent of
				Total
	Net Oil	Net Gas	(MMcf)	Reserves	PV-10 Value(1)
	(MBbls)	(MMcf)			(In thousands)
Ship Shoal 113 Unit	5,124	38,455	69,198	22.7%	$212,832
South Pelto 5 and South Timbalier 9, 11 and 16	2,317	38,640	52,544	17.2%	188,709
Ship Shoal 66, 67, 68, 69 and South Pelto 1	3,856	11,611	34,744	11.4%	113,067
Vermilion 51 and South Marsh Island 220	282	23,459	25,148	8.2%	84,882
Vermilion 87 and 122	883	12,339	17,639	5.8%	79,117
South Pelto 22	1,858	8,910	20,056	6.6%	59,497
South Timbalier 30	1,105	16,744	23,372	7.7%	59,266
Ship Shoal 109 and 110	194	16,169	17,333	5.7%	58,687
Ship Shoal 134, 135 and 146	—	11,980	11,980	3.9%	46,661
South Timbalier 34 and 50 and South Pelto 15	1,044	7,239	13,502	4.4%	30,083
Other	2,069	7,389	19,810	6.4%	63,923

Total	18,732	192,935	305,326		$996,724

(1)	The PV-10 Value is the same as the standardized measure of discounted future net cash flow at December 31, 2004.

     Ship Shoal 113 Unit. The Ship Shoal 113 unit is located in federal waters having water depths from 20 to 50 feet, offshore of Terrebonne Parish, Louisiana and is comprised of 33,125 acres of federal leases covering portions of Ship Shoal blocks 93, 94, 112, 113, 114, 117, 118, 119 and 120. This unit was discovered in the late 1940s and has had cumulative production of 506 Bcfe of natural gas. These properties have 70 productive sands occurring at depths from 2,500 to 16,000 feet. We acquired a 50% working interest in these properties in December 2002 and acquired an additional 30% working interest in October 2003. In late 2003 and continuing into 2004, we began a redevelopment and exploratory program on the unit and drilled eight wells (7.0 net to us), all of which were successful. We operate the three main production platforms and the 23 producing wells (20.0 net to us) comprising this unit. Production from these properties net to our interest averaged 6.4 MMcf per day and 1,200 barrels of oil per day, or 13.6 MMcfe per day, during March 2005.

     South Pelto 5/South Timbalier 9, 11, 16. We own interests in 11 producing wells, 7.7 net to us, in South Pelto block 5 and South Timbalier blocks 9, 11 and 16. These blocks are located in Louisiana state waters and in federal waters, offshore of Terrebonne Parish, Louisiana in water depths from 30 to 50 feet. These wells share common production facilities comprised of a four-pile main production platform and a tripod satellite production platform. We acquired our lease position in South Pelto block 5 and South Timbalier block 11 through a farm-in in 1998. We leased adjacent acreage in South Timbalier blocks 9, 11 and 16 from the State of Louisiana from 1998 through 2002. We have drilled 18 wells, including redrills of existing wells (12.7 net to us), in these blocks, 17 (12.1 net to us) of which were successful. These wells have 18 productive sands occurring at depths from 8,000 to 17,000 feet. Production from these properties net to our interest averaged 6.2 MMcf per day and 362 barrels of oil per day, or 8.4 MMcfe per day, during March 2005.

     Ship Shoal 66, 67, 68, 69 and South Pelto 1. Ship Shoal blocks 66, 67, 68, 69 and South Pelto block 1 are located in Louisiana state waters and in federal waters with depths from 20 to 35 feet, offshore of Terrebonne Parish, Louisiana. These properties produce from ten sands occurring at depths from 9,000 to 13,500 feet. We own interests in 22 wells (14.3 net to us) on Louisiana state leases partially covering Ship Shoal blocks 66 and 67 and South Pelto 1, and federal leases covering Ship Shoal blocks 67, 68 and 69. We acquired these properties in December 1997 from Bois d’Arc Resources and other interest owners. We drilled 12 wells (9.9 net to us) subsequent to the acquisition, eight (6.8 net to us) of which were successful. These wells are connected to four production platforms and share common oil terminal facilities. Production from these properties net to our interest averaged 1.5 MMcf per day and 400 barrels of oil per day, or 3.9 MMcfe per day, during March 2005.

     Vermilion 51 and South Marsh Island 220. Vermilion block 51 and the adjacent block at South Marsh Island 220 are located in federal waters with depths from 10 to 15 feet, offshore of Vermilion Parish, Louisiana. We purchased undrilled leases from another exploration company in 2003 and subsequently drilled four wells (2.9 net to us), all of which were successful. These wells have six productive sands occurring at depths from 7,400 to 11,000 feet. These wells began producing in late January 2005 after installation of a four-pile production platform. Production from these properties net to our interest averaged 15.7 MMcf per day and 87 barrels of oil per day, or 16.2 MMcfe per day, during March 2005.

     Vermilion 87, 122 and 127. Vermilion blocks 87, 122 and 127 are located in federal waters with depths from 30 to 70 feet, offshore of Vermilion Parish, Louisiana. We acquired Vermilion block 87 by taking over and completing a well that another offshore operator had drilled and was planning to abandon. We purchased Vermilion block 122 from another operator and leased block 127. We subsequently drilled four wells (3.3 net to us), all of which were successful. These wells have 11 productive sands occurring at depths from 6,000 to 12,000 feet and are connected to two production platforms. Production from these properties net to our interest averaged 3.5 MMcf per day and 100 barrels of oil per day, or 4.1 MMcfe per day, during March 2005.

     South Pelto 22. South Pelto block 22 is located in federal waters with depths from 50 to 60 feet, offshore of Terrebonne Parish, Louisiana. We farmed-in this acreage from another offshore operator in 2003 and drilled three wells (1.5 net to us) in 2003 and 2004, all of which were successful. These wells have 14 productive sands occurring at depths from 13,400 to 17,000 feet. Production from these properties net to our interest averaged 1.9 MMcf per day and 311 barrels of oil per day, or 3.8 MMcfe per day, during March 2005.

     South Timbalier 30. South Timbalier block 30 is located in federal waters with depths from 40 to 50 feet, offshore of Terrebonne Parish, Louisiana. We farmed-in this acreage in 2002 and drilled four wells (3.0 net to us), three (2.3 net to us) of which were successful. These wells have six productive sands occurring at depths from 5,700 to 15,700 feet. These wells are connected to a common four-pile production platform. Production from these properties net to our interest averaged 1.8 MMcf per day and 153 barrels of oil per day, or 2.7 MMcfe per day, during March 2005.

     Ship Shoal 109 and 110. Ship Shoal blocks 109 and 110 are located in federal waters with depths from 20 to 25 feet, offshore of Terrebonne Parish, Louisiana. We acquired these leases in federal lease sales in 2000 and 2001 and subsequently drilled two wells (1.5 net to us), both of which were successful. These wells have 15 productive sands occurring at depths from 8,800 to 12,300 feet. Production from these properties net to our interest averaged 5.7 MMcf per day and 10 barrels of oil per day, or 5.7 MMcfe per day, during March 2005.

     Ship Shoal 134, 135 and 146. Ship Shoal blocks 134, 135 and 146 are located in federal waters with depths from 30 to 40 feet, offshore of Terrebonne Parish, Louisiana. We acquired our leasehold position in these blocks in the 2001 federal lease sale. We drilled five wells (3.9 net to us) in 2003 and 2004, all of which were successful. These properties have nine productive sands occurring at depths from 3,000 to 10,800 feet. One well produces 0.3 MMcfe per day net to us, one well is shut in and three wells are currently waiting to be connected to the existing production platform.

     South Timbalier 34 and 50 and South Pelto 15. South Timbalier blocks 34 and 50 and the adjacent block at South Pelto 15 are located in federal waters having a water depth of 55 feet, offshore of Terrebonne Parish, Louisiana. These properties have 18 productive sands occurring at depths from 2,000 to 14,000 feet. We own interests in nine producing wells (6.6 net to us) that are connected to a three-platform production complex. We acquired our acreage position by purchasing these blocks and the production facilities from another offshore operator in 1998. Subsequent to the acquisition, we drilled ten wells (7.3 net to us) and successfully completed all ten wells. Production from these properties net to our interest averaged 2.7 MMcf per day and 305 barrels of oil per day, or 4.5 MMcfe per day, during March 2005.

Oil and Natural Gas Reserves

     The following table sets forth our estimated proved oil and natural gas reserves, which are the estimated quantities of oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, and the PV-10 Value of our proved oil and natural gas reserves as of December 31, 2004:

	Oil	Gas	Total	PV-10 Value
	(MBbls)	(MMcf)	(MMcfe)	(In thousands)
Proved Developed Producing	3,317	38,227	58,126	$149,063
Proved Developed Non-producing	10,962	129,503	195,275	660,996
Proved Undeveloped	4,453	25,205	51,925	186,665

Total Proved	18,732	192,935	305,326	$996,724

Standard Measure of Discounted Future Net Cash Flows(1)				$996,724

(1)	The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved oil and natural gas reserves after income tax discounted at 10%. Our predecessors are either individuals or partnerships or limited liability companies that pass through their taxable income to their owners. Accordingly, no provision for federal or state corporate income taxes has been provided for in the determination of the standardized measure of discounted future net cash flows.

     Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

     The reserve data set forth above represents estimates only. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate depends on the quality of available data, production history and engineering and geological interpretation and judgment. Because all reserve estimates are to some degree imprecise, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas prices may all differ materially from those assumed in these estimates. The information regarding present value of the future net cash flows attributable to our proved oil and natural gas reserves are estimates only and should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties. Thus, such information includes revisions of certain reserve estimates attributable to proved properties included in the preceding year’s estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any future downward revisions could adversely affect our financial condition, our borrowing ability, our future prospects and the value of our common stock.

     The PV-10 Value and the standardized measure of discounted future net cash flows of our proved oil and natural gas reserves was determined based on the market prices for oil and natural gas on December 31, 2004. The market price for our oil production on December 31, 2004, after basis adjustments was $42.14 per barrel. The market price received for our natural gas production on December 31, 2004, after basis adjustments, was $6.01 per Mcf.

Drilling Activity Summary

     During the three-year period ended December 31, 2004, we drilled exploratory and development wells as set forth in the table below.

	Year Ended December 31,
	2002		2003		2004
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:
Oil	2	1.6	1	.4	4	3.2
Gas	4	3.0	10	7.4	5	3.8
Dry	2	1.5	—	—	5	3.1

	8	6.1	11	7.8	14	10.1

Development Wells:
Oil	—	—	—	—	1	1.0
Gas	1	.7	7	4.7	9	7.1
Dry	—	—	—	—	—	—

	1	.7	7	4.7	10	8.1

Total Wells	9	6.8	18	12.5	24	18.2

     From January 1, 2005 to the date of this prospectus, we have drilled seven wells (6.0 net to us), all of which were successful. As of the date of this prospectus, we have three wells (1.7 net to us) that are in the process of being drilled.

Producing Well Summary

     The following table sets forth the gross and net producing oil and natural gas wells in which we owned an interest at December 31, 2004:

	Oil		Gas
	Gross	Net	Gross	Net
Offshore:
Louisiana	11	9.9	6	3.6
Texas	—	—	1	0.6
Federal	40	23.4	46	31.4

Total	51	33.3	53	35.6

     We operate 82 of the 104 producing wells presented in the above table. As of December 31, 2004, we owned interests in 19 wells containing multiple completions, which means that a well is producing out of more than one completed zone. Wells with more than one completion are reflected as one well in the table above. If at least one completion is an oil producing zone, then the well is counted as an oil well.

Acreage

     The following table summarizes our developed and undeveloped leasehold acreage at December 31, 2004. We have excluded acreage in which our interest is limited to an overriding royalty interest.

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Offshore:
Louisiana	4,566	3,563	265	265	4,831	3,828
Texas	320	204	—	—	320	204
Federal	148,777	107,796	142,401	140,042	291,178	247,838

Total	153,663	111,563	142,666	140,307	296,329	251,870

     111,563 net acres or 44% of our total acreage is held by production. Our undeveloped leasehold acreage totaling 140,307 net acres expires as follows:

Expires in 2005	1%
Expires in 2006	14%
Expires in 2007	11%
Expires in 2008	44%
Expires in 2009	30%

100%

     Title to our oil and natural gas properties is subject to royalty, overriding royalty, carried and other similar interests and contractual arrangements customary in the oil and gas industry, liens incident to operating agreements and for current taxes not yet due and other minor encumbrances. Our oil and natural gas properties will be pledged as collateral under our bank credit facility. As is customary in the oil and gas industry, we are generally able to retain our ownership interest in undeveloped acreage by production of existing wells, by drilling activity which establishes commercial reserves sufficient to maintain the lease, or by payment of delay rentals.

Markets and Customers

     The market for oil and natural gas produced by us depends on factors beyond our control, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulation. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

     Our oil production is sold at prices tied to the spot oil markets. Our natural gas production is sold under short-term contracts and priced based on first of the month index prices or on daily spot market prices. Approximately 50% of our 2004 natural gas sales were priced utilizing index prices and 50% were priced utilizing daily spot prices. Shell Trading (US) Company was our most significant oil purchaser in 2004, accounting for approximately 44% of our total 2004 oil and gas sales. Shell Trading represented approximately 32% of our total 2003 oil and gas sales. BP Energy Company was our most significant natural gas purchaser in 2004, accounting for approximately 39% of our total 2004 oil and gas sales. Sales to BP Energy Company comprised approximately 23% of our total 2003 oil and gas sales. The loss of any of the foregoing customers would not have a material adverse effect on us as there is an available market for our crude oil and natural gas production from other purchasers.

Regulation

     General. Various aspects of our oil and natural gas operations are subject to extensive and continually changing regulation, as legislation affecting the oil and natural gas industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding upon the oil and natural gas industry and its individual members. The Federal Energy Regulatory Commission, or “FERC,” regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938, or “NGA,” and the Natural Gas Policy Act of 1978, or “NGPA.” In 1989, however, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining price and nonprice controls affecting wellhead sales of natural gas, effective January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, in the future Congress could reenact price controls or enact other legislation with detrimental impact on many aspects of our business.

     Regulation and transportation of natural gas. Our sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation. In recent years, the FERC has undertaken various initiatives to increase competition within the natural gas industry. As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide firm and interruptible transportation service on an open access basis that is equal for all natural gas supplies. In many instances, the results of Order No. 636 and related initiatives have been to substantially reduce or eliminate the traditional role of interstate pipelines as wholesalers of natural gas in favor of providing storage and transportation services.

     In 2000, the FERC issued Order No. 637 and subsequent orders, which imposed additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised the FERC’s pricing policy by waiving price ceilings for short-term released capacity for an experimental period, and effected changes in the FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting. While most major aspects of Order No. 637 have been upheld on judicial review, certain issues such as capacity segmentation and right of first refusal are pending further consideration by the FERC. We cannot predict what action the FERC will take on these matters in the future or whether the FERC’s actions will survive further judicial review.

     Intrastate natural gas regulation is subject to regulation by state regulatory agencies. The Texas Railroad Commission has been changing its regulations governing transportation and gathering services provided by intrastate pipelines and gatherers. While the changes by these state regulators affect us only indirectly, they are intended to further enhance competition in natural gas markets. We cannot predict what further action the FERC or state regulators will take on these matters; however, we do not believe that we will be affected differently than other natural gas producers with which we compete by any action taken.

     The Outer Continental Shelf Lands Act, or “OCSLA,” which the FERC implements as to transportation and pipeline issues, requires that all pipelines operating on or across the outer continental shelf, or “OCS,” provide open access, non-discriminatory transportation service. One of FERC’s principal goals in carrying out OCSLA’s mandate is to increase transparency in the market to provide producers and shippers on the OCS with greater assurance of open access service on pipelines located on the OCS and to help ensure non-discriminatory rates and conditions of service on such pipelines.

     Although the FERC has historically imposed light-handed regulation on offshore facilities that meet its traditional test of gathering status, it has the authority under the OCSLA to exercise jurisdiction over gathering facilities, if necessary, to permit non-discriminatory access to service. In an effort to heighten its oversight of the OCS, the FERC recently attempted to promulgate reporting requirements for all OCS “service providers,” including gatherers, but the regulations were struck down as ultra vires by a federal district court, which decision was affirmed by the U.S. Court of Appeals in October 2003. The FERC withdrew those regulations in March 2004. Subsequently, in April 2004, the Minerals Management Service, or “MMS,” initiated an inquiry into whether it should amend its regulations to assure that pipelines provide open and non-discriminatory access over OCS pipeline facilities. For those facilities transporting natural gas across the OCS that are not considered to be gathering facilities, the rates, terms and conditions applicable to this transportation are generally regulated by the FERC under the NGA and NGPA, as well as the OCSLA.

     Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC, state commissions and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC, Congress and state regulatory authorities will continue.

     Federal leases. Substantially all of our operations are located on federal oil and natural gas leases that are administered by the MMS pursuant to the OCSLA. These leases are issued through competitive bidding and contain relatively standardized terms. These leases require compliance with detailed Department of Interior and MMS regulations and orders that are subject to interpretation and change.

     For offshore operations, lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of such operations. In addition to permits required from other agencies such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency, lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plug and abandonment of wells located offshore and the installation and removal of all production facilities.

     To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be satisfied. The cost of these bonds or assurances can be substantial, and there is no assurance that they can be obtained in all cases. We are currently exempt from supplemental bonding requirements by the MMS. Under some circumstances, the MMS may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially adversely affect our financial condition and results of operations.

     The MMS also administers the collection of royalties under the terms of the OCSLA and the oil and natural gas leases issued thereunder. The amount of royalties due is based upon the terms of the oil and natural gas leases as well as the regulations promulgated by the MMS. The MMS regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases currently rely on arm’s-length sales prices and spot market prices as indicators of value. Although the method of calculating royalties on production from federal leases has been the subject of much public discussion in recent years, the basis for calculating royalty payments established or to be established by the MMS is generally applicable to all federal lessees. Accordingly, we believe that the impact of royalty regulation on our operations should generally be the same as the impact on our competitors.

     Oil and Natural Gas Liquids Transportation Rates. Our sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at market prices. In a number of instances, however, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to FERC jurisdiction under the Interstate Commerce Act. In other instances, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to regulation by state regulatory bodies under state statutes.

     The regulation of pipelines that transport crude oil, condensate and natural gas liquids is generally more light-handed than the FERC’s regulation of natural gas pipelines under the NGA. Regulated pipelines that transport crude oil, condensate and natural gas liquids are subject to common carrier obligations that generally ensure non-discriminatory access. With respect to interstate pipeline transportation subject to regulation of the FERC under the Interstate Commerce Act, rates generally must be cost-based, although market-based rates or negotiated settlement rates are permitted in certain circumstances. Pursuant to FERC Order No. 561, issued in October 1993, the FERC implemented regulations generally grandfathering all previously unchallenged interstate pipeline rates and made these rates subject to an indexing methodology. Under this indexing methodology, pipeline rates are subject to changes in the Producer Price Index for Finished Goods, minus one percent. A pipeline can seek to increase its rates above index levels provided that the pipeline can establish that there is a substantial divergence between the actual costs experienced by the pipeline and the rate resulting from application of the index. A pipeline can seek to charge a market-based rate if it establishes that it lacks significant market power. In addition, a pipeline can establish rates pursuant to settlement if agreed upon by all current shippers. A pipeline can seek to establish initial rates for new services through a cost-of-service proceeding, a market-based rate proceeding, or through an agreement between the pipeline and at least one shipper not affiliated with the pipeline. As provided for in Order No. 561, in July 2000, the FERC issued a Notice of Inquiry seeking comment on whether to retain or to change the existing oil rate-indexing method. In December 2000, the FERC issued an order concluding that the rate index reasonably estimated the actual cost changes in the pipeline industry and should be continued for another five-year period, subject to review in July 2005. In February 2003, on remand of its December 2000 order from the D.C. Circuit, the FERC increased its index slightly. A challenge to FERC’s remand order was denied by the D.C. Circuit in April 2004.

     With respect to intrastate crude oil, condensate and natural gas liquids pipelines subject to the jurisdiction of state agencies, such state regulation is generally less rigorous than the regulation of interstate pipelines. State agencies have generally not investigated or challenged existing or proposed rates in the absence of shipper complaints or protests. Complaints or protests have been infrequent and are usually resolved informally.

     We do not believe that the regulatory decisions or activities relating to interstate or intrastate crude oil, condensate or natural gas liquids pipelines will affect us in a way that materially differs from the way it affects other crude oil, condensate and natural gas liquids producers or marketers.

     Environmental regulations. We are subject to stringent federal, state and local laws. These laws, among other things, govern the issuance of permits to conduct exploration, drilling and production operations, the amounts and types of materials that may be released into the environment, the discharge and disposition of waste materials, the remediation of contaminated sites and the reclamation and abandonment of wells, sites and facilities. Numerous governmental departments issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial civil and even criminal penalties for failure to comply. Some laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup cost without regard to negligence or fault on the part of such person. Other laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist or even prohibit exploration and production activities in sensitive areas. In addition, state laws often require various forms of remedial action to prevent pollution, such as closure of inactive pits and plugging of abandoned wells. The regulatory burden on the oil and natural gas industry increases our cost of doing business and consequently affects our profitability. These costs are considered a normal, recurring cost of our on-going operations. Our domestic competitors are generally subject to the same laws and regulations.

     We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect upon our capital expenditures, earnings or competitive position, including the suspension or cessation of operations in affected areas. As such, there can be no assurance that material cost and liabilities will not be incurred in the future.

     The Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA,” imposes liability, without regard to fault, on certain classes of persons that are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the cost of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the cost of certain health studies. In addition, companies that incur liability frequently also confront third party claims because it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment from a polluted site.

     The Federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, or “RCRA,” regulates the generation, transportation, storage, treatment and disposal of hazardous wastes and can require cleanup of hazardous waste disposal sites. RCRA currently excludes drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil and natural gas from regulation as “hazardous waste.” Disposal of such non-hazardous oil and natural gas exploration, development and production wastes usually are regulated by state law. Other wastes handled at exploration and production sites or used in the course of providing well services may not fall within this exclusion. Moreover, stricter standards for waste handling and disposal may be imposed on the oil and natural gas industry in the future. From time to time, legislation is proposed in Congress that would revoke or alter the current exclusion of exploration, development and production wastes from RCRA’s definition of “hazardous wastes,” thereby potentially subjecting such wastes to more stringent handling, disposal and cleanup requirements. If such legislation were enacted, it could have a significant impact on our operating cost, as well as the oil and natural gas industry in general. The impact of future revisions to environmental laws and regulations cannot be predicted.

     Our operations are also subject to the Clean Air Act, or “CAA,” and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from our operations. We may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. However, we believe our operations will not be materially adversely affected by any such requirements, and the requirements are not expected to be any more burdensome to us than to other similarly situated companies involved in oil and natural gas exploration and production activities.

     The Federal Water Pollution Control Act of 1972, as amended, or the “Clean Water Act,” imposes restrictions and controls on the discharge of produced waters and other wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters and to conduct construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and natural gas industry into certain coastal and offshore waters, unless otherwise authorized. Further, the EPA has adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans. The Clean Water Act and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges for oil and other pollutants and impose liability on parties responsible for those discharges for the cost of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

     Executive Order 13158, issued on May 26, 2000, directs federal agencies to safeguard existing Marine Protected Areas, or “MPAs,” in the United States and establish new MPAs. The order requires federal agencies to avoid harm to MPAs to the extent permitted by law and to the maximum extent practicable. It also directs the EPA to propose new regulations under the Clean Water Act to ensure appropriate levels of protection for the marine environment. This order has the potential to adversely affect our operations by restricting areas in which we may carry out future exploration and development projects and/or causing us to incur increased operating expenses.

     Federal Lease Stipulations address the protection of marine species (sea turtles, marine mammals, Gulf sturgeon and other listed marine species). MMS permit approvals will be conditioned on collection and removal of debris resulting from activities related to exploration, development and production of offshore leases. MMS has issued Notices to Lessees and Operators 2003-G06 advising of requirements for posting of signs in prominent places on all vessels and structures.

     Certain flora and fauna that have officially been classified as “threatened” or “endangered” are protected by the Endangered Species Act. This law prohibits any activities that could “take” a protected plant or animal or reduce or degrade its habitat area. If endangered species are located in an area we wish to develop, the work could be prohibited or delayed and/or expensive mitigation might be required.

     Other statutes that provide protection to animal and plant species and which may apply to our operations include, but are not necessarily limited to, the National Environmental Policy Act, the Coastal Zone Management Act, the Oil Pollution Act, the Emergency Planning and Community Right-to-Know Act, the Marine Mammal Protection Act, the Marine Protection, Research and Sanctuaries Act, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and may limit or prohibit construction, drilling and other activities on certain lands lying within wilderness or wetlands and other protected areas and impose substantial liabilities for pollution resulting from our operations. The permits required for our various operations are subject to revocation, modification and renewal by issuing authorities.

     We maintain insurance against “sudden and accidental” occurrences, which may cover some, but not all, of the risks described above. Most significantly, the insurance we maintain will not cover the risks described above which occur over a sustained period of time. Further, there can be no assurance that such insurance will continue to be available to cover all such cost or that such insurance will be available at a cost that would justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our financial condition and results of operations.

     Regulation of oil and natural gas exploration and production. Our exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulations include requiring permits and drilling bonds for the drilling of wells, regulating the location of wells, the method of drilling and casing wells and the surface use and restoration of properties upon which wells are drilled. Many states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of spacing, plug and abandonment of such wells. Some state statutes limit the rate at which oil and natural gas can be produced from our properties.

     State Regulation. Most states regulate the production and sale of oil and natural gas, including requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. The rate of production may be regulated and the maximum daily production allowable from both oil and gas wells may be established on a market demand or conservation basis or both.

Competition

     The oil and gas industry is highly competitive. Competitors include major oil companies, other independent energy companies and individual producers and operators, many of which have financial resources, personnel and facilities substantially greater than we have. We face intense competition for the acquisition of oil and natural gas leases and properties. For a more thorough discussion of how competition could impact our ability to successfully complete our business strategy, see “Risk Factors — We operate in a highly competitive industry, and our failure to remain competitive with our competitors, many of which have greater resources than us, could adversely affect our results of operations.”

Office

     Our executive offices are located at 600 Travis Street, Suite 6275, Houston, Texas 77002, and the telephone number at such office is (713) 228-0438.

     Beginning in May 2005, we will lease 16,285 square feet of office space in Houston, Texas at a monthly rate of $28,227. This lease expires on April 30, 2012.

Employees

     As of December 31, 2004, we had 14 employees and utilized contract employees for all of our field operations and certain administrative functions. We consider our employee relations to be satisfactory. Our administrative functions are provided to us by Comstock under a services agreement described under “Certain Relationships and Related Party Transactions — Other Related Party Transactions.”

Legal Proceedings

     From time to time, we are party to litigation or other legal and administrative proceedings that we consider to be a part of the ordinary course of our business. Currently, we are not involved in any legal proceedings nor are we party to any pending or threatened claims that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on our financial condition, cash flow or results of operations.

MANAGEMENT

Board of Directors and Executive Officers

     Bois d’Arc Energy, LLC is currently governed under the direction of a board of managers consisting of M. Jay Allison, Gary W. Blackie, Roland O. Burns and Wayne L. Laufer, which is functionally similar to a corporate board of directors. In connection with our conversion to a corporation, we will establish a board of directors of Bois d’Arc Energy, Inc. Our board of directors will consist of M. Jay Allison, Roland O. Burns, David K. Lockett, Cecil M. Martin, Jr. and David W. Sledge, who have been designated by Comstock Offshore, and Gary W. Blackie, Wayne L. Laufer, John L. Duvieilh and D. Michael Harris, who have been designated by the other members of Bois d’Arc Energy, LLC.

     Our board will be divided into three classes with each class consisting of three directors. Initially, Class I directors (Messrs. Duvieilh, Lockett and Sledge) will serve for a one-year term, Class II directors (Messrs. Blackie and Burns and Dr. Harris) will serve for a two-year term and Class III directors (Messrs. Allison, Laufer and Martin) will serve for a three-year term. Thereafter, directors whose terms expire, or their successors, will be elected for three-year terms.

     The following table sets forth certain information with respect to the persons who will be our directors and executive officers as of the date of the completion of this offering:

Name	Age	Position
M. Jay Allison	49	Chairman of the Board of Directors
Wayne L. Laufer	59	Chief Executive Officer and Director
Gary W. Blackie	56	President and Director
Roland O. Burns	45	Senior Vice President, Chief Financial Officer, Secretary and Director
John L. Duvieilh	45	Director
D. Michael Harris	58	Director
David K. Lockett	50	Director
Cecil E. Martin, Jr.	63	Director
David W. Sledge	48	Director

     A brief biography of each person who will serve as a director or executive officer upon consummation of this offering follows below.

     Mr. Allison has been our Chairman of the Board since our formation in July 2004. Mr. Allison has been a director of Comstock since June 1987, and its President and Chief Executive Officer since 1988. Comstock is the indirect parent of Comstock Offshore, which is our largest stockholder. Mr. Allison was elected Chairman of the Comstock board of directors in 1997. From 1987 to 1988, Mr. Allison served as Comstock’s Vice President and Secretary. From 1981 to 1987, he was a practicing oil and gas attorney with the firm of Lynch, Chappell & Alsup in Midland, Texas. He received B.B.A., M.S. and J.D. degrees from Baylor University in 1978, 1980 and 1981, respectively. Mr. Allison currently serves on the Board of Regents for Baylor University and on the Advisory Board of the Salvation Army in Dallas, Texas.

     Mr. Laufer has been our Chief Executive Officer since our formation in July 2004. Mr. Laufer co-founded with Mr. Blackie a Gulf of Mexico exploration company in 1984. In 1998, he and Mr. Blackie co-founded Bois d’Arc Offshore Ltd., and Mr. Laufer was a limited partner and its operations engineer, as well as a member of its member-managed general partner, Bois d’Arc Oil & Gas Company, LLC, from 1998 until July 2004. From 1967 to 1983, he was employed by various energy companies. Mr. Laufer received a B.S. degree in civil engineering from Missouri School of Mines & Metallurgy (Rolla) in 1967. Mr. Laufer is a State of Texas Registered Professional Engineer and is a member of the Society of Petroleum Engineers and the Louisiana Independent Oil and Gas Association.

     Mr. Blackie has been our President since our formation in July 2004. Mr. Blackie co-founded with Mr. Laufer a Gulf of Mexico exploration company in 1984. In 1998, he and Mr. Laufer co-founded Bois d’Arc Offshore Ltd., and Mr. Blackie was a limited partner and its exploration geologist, as well as a member of its member-managed general partner, Bois d’Arc Oil & Gas Company, LLC, from 1998 until July 2004. From 1973 to 1983, he was employed by several oil companies. Mr. Blackie received a B.S. degree in geology/civil engineering and a M.S. degree in geology/geophysics from Ohio University in 1971 and 1973, respectively. Mr. Blackie is a member of the American Institute of Petroleum Geologists, Houston Geological Society and Geophysical Society of Houston.

     Mr. Burns has been our Senior Vice President, Chief Financial Officer and Secretary since our formation in July 2004. Mr. Burns has been a director of Comstock since June 1999, and has been Senior Vice President of Comstock since 1994, Chief Financial Officer and Treasurer of Comstock since 1990 and Secretary of Comstock since 1991. Comstock is the indirect parent of Comstock Offshore, which is our largest stockholder. From 1982 to 1989, he was employed by the public accounting firm, Arthur Andersen LLP. During his tenure with Arthur Andersen, Mr. Burns worked primarily in the firm’s oil and gas audit practice. Mr. Burns received B.A. and M.A. degrees from the University of Mississippi in 1982 and is a Certified Public Accountant.

     Mr. Duvieilh has been associated with the law firm of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. since 1986, and became a partner of such firm in 1992. He received a B.B.A. degree from Loyola University in 1983 and a J.D. degree from Louisiana State University in 1986.

     Dr. Harris has been an associate professor of accounting at St. Edwards University since 1998 and has been an independent consultant for a variety of small business owners, providing guidance in the management of information systems, taxation and business planning, since 1990. Dr. Harris received a B.B.A. degree from the University of Texas at Austin in 1970, a M.S. degree in Accountancy from the University of Houston Graduate School of Business in 1971 and a Ph.D. degree from the University of Texas at Austin in 1998 and is a Certified Public Accountant and a Certified Information Technology Professional.

     Mr. Lockett has been a Vice President of Dell Inc. and has managed Dell’s Small and Medium Business Group since 1996. Mr. Lockett has been employed by Dell Inc. for the last 13 years and has spent the past 25 years in the technology industry. Mr. Lockett received a B.B.A. degree from Texas A&M University in 1976. Mr. Lockett has served as a director of Comstock since July 2001. Comstock is the indirect parent of Comstock Offshore, which is our largest stockholder.

     Mr. Martin has been an independent commercial real estate developer since 1991. From 1973 to 1991, he served as Chairman of a public accounting firm in Richmond, Virginia. Mr. Martin holds a B.B.A. degree from Old Dominion University and is a Certified Public Accountant. Mr. Martin has served as a director of Comstock since October 1989. Comstock is the indirect parent of Comstock Offshore, which is our largest stockholder.

     Mr. Sledge has served as an area operations manager for Patterson-UTI Energy, Inc. since May 2004. From October 1996 until May 2004, Mr. Sledge managed his personal investments in oil and gas exploration activities. Mr. Sledge is a past director of the International Association of Drilling Contractors and is a past chairman of the Permian Basin chapter of this association. He received a B.B.A. degree from Baylor University in 1979. Mr. Sledge has served as a director of Comstock since May 1996. Comstock is the indirect parent of Comstock Offshore, which is our largest stockholder.

Compensation of Directors

     Our non-employee directors will receive directors’ fees of $25,000 per year. In addition, the chair of each committee will receive an additional retainer as follows: audit — $15,000, compensation — $5,000 and corporate governance and nominating — $5,000. Each non-employee director will also receive options to purchase 5,000 shares of common stock when the director is initially elected or appointed to the board of directors and will receive an option grant each year to purchase an additional 5,000 shares of common stock. In addition, we will reimburse directors for expenses, including travel, they incur in connection with attending board or committee meetings. Our executive officers will not receive additional compensation for serving on the board of directors.

Committees of the Board of Directors

     Following the date of the completion of this offering, our board of directors will have three functioning committees, the audit committee, the compensation committee and the corporate governance and nominating committee.

     Audit Committee

     The primary duties of the audit committee will be to assist the board of directors in monitoring the integrity of our financial statements, our independent auditor’s qualifications and independence, the performance of our internal audit function and independent auditors, our compliance with legal and regulatory requirements and our accounting and financial reporting processes. The audit committee will have the sole authority to engage independent auditors. The members of the audit committee will be Messrs. Martin (Chair) and Sledge and Dr. Harris.

          The board of directors will ensure that all three members of the audit committee are independent under the listing standards of the NYSE and the rules of the SEC, and that at least one member of the audit committee will be an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC.

     Compensation Committee

          The primary duties of the compensation committee will be to discharge the responsibilities of the board of directors relating to compensation of our executive officers and directors, produce an annual report on executive compensation for inclusion in our proxy statement and administer our executive compensation programs. The members of the compensation committee will be Messrs. Lockett (Chair), Duvieilh and Sledge.

          The board of directors will ensure that all three members of the compensation committee will be independent under the listing standards of the NYSE and the rules of the SEC, and that none of the members of the compensation committee will be, or will have been, our employees, or employees of any entity for which an executive officer serves on the board of directors.

     Corporate Governance and Nominating Committee

          The primary duties of the corporate governance and nominating committee will be to develop and recommend to the board of directors a set of corporate governance principles, review the qualifications of candidates for the board of directors, screen, interview and recommend candidates for nomination to the board of directors, and communicate with the board of directors regarding meeting format and procedures. The members of the corporate governance and nominating committee will be Dr. Harris (Chair) and Messrs. Duvieilh and Lockett.

          The board of directors will ensure that all three members of the corporate governance and nominating committee will be independent under the listing standards of the NYSE and the rules of the SEC.

Codes of Ethics

          We will adopt a corporate code of ethics for our senior financial officers as required by the rules of the SEC, as well as a code of business conduct and ethics relating to the conduct of our business by all of our employees, officers and directors and corporate governance guidelines as required by NYSE rules. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business.

Public Availability of Corporate Governance Documents

          Our key corporate governance documents, including our code of ethics, corporate governance guidelines and the charters of our audit committee, compensation committee and nominating and governance committee will be available on our website.

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee, except M. Jay Allison, who serves as our Chairman of the Board and the Chairman of the Board, President and Chief Executive Officer of Comstock, and Roland O. Burns, our Chief Financial Officer and director and the Senior Vice President, Chief Financial Officer and a director of Comstock.

          Prior to this offering, we had no compensation committee. The entire board of directors determined executive compensation.

Executive Compensation

          We were formed in July 2004. Accordingly, we did not pay any cash or other compensation to our executive officers for the period ended December 31, 2003. Pursuant to employment agreements with Wayne L. Laufer, our Chief Executive Officer, and Gary W. Blackie, our President, we pay each such officer a minimum annual salary of $360,000. We paid each of Messrs. Blackie and Laufer $180,000 during the period from the date of our formation until December 31, 2004. For a description of the employment agreements, please see “—Employment Agreements.” None of our other executive officers received or will receive any cash compensation in 2004.

Long-Term Incentive Plan

          Before completing this offering, we will adopt the Amended and Restated 2004 Long-term Incentive Plan. The plan will replace the long-term incentive plan of our predecessor to reflect the conversion of our predecessor to a corporation. As a result of such conversion, all outstanding options to acquire class B units in our predecessor will be converted into options to purchase shares of our common stock and all outstanding restricted class C units in our predecessor will be converted into restricted shares of our common stock. The following description of the plan is qualified in its entirety by the full text of the plan, which will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

     Purpose of the Plan

          The purpose of the plan is to attract, retain and motivate key participating employees and to attract and retain well-qualified individuals to serve as members of the board of directors, consultants and independent contractors through the use of incentives based upon the value of our common stock. Awards under the plan will be determined by the compensation committee of the board of directors, and may be made to our or our subsidiaries’ key executives, managerial employees, non-employee directors, consultants and independent contractors.

     Administration of the Plan

          The plan will be administered by the compensation committee of the board of directors. Each member of the compensation committee must be a non-employee director, as defined by Rule 16b-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Subject to the provisions of the plan, the compensation committee will have authority to select employees, consultants and independent contractors to receive awards, to determine the time or times of receipt, to determine the types of awards and the number of shares covered by the awards, to establish the terms, conditions and provisions of such awards, to determine the number and value of performance shares awarded and earned and to cancel or suspend awards. In making such award determinations, the compensation committee may take into account the nature of services rendered by the employee, consultant or independent contractor, his or her present and potential contribution to our success and such other factors as the committee deems relevant. The compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, to determine the terms and provisions of any agreements made pursuant to the plan and to make all other determinations that may be necessary or advisable for the administration of the plan.

     Eligibility Under the Plan

          The compensation committee will determine the key executives and managerial employees, consultants and independent contractors who may receive awards under the plan.

          Each non-employee director will receive options to purchase 5,000 shares of common stock when the director is initially elected or appointed to the board of directors and will receive an option grant each year to purchase an additional 5,000 shares of common stock. All such options will be fully vested and exercisable by each director after such director has completed 12 continuous months of service as a member of the board after the date of grant. The term of each such option will be five years from the date of grant, and the exercise price will be 100% of the fair market value of our common stock as of the date of grant. All options will become fully vested and exercisable if service as a member of the board terminates by reason of death, disability or retirement.

     Duration of Plan

          The plan has a term of ten years, through June 30, 2014.

     Types of Awards

          Awards under the plan may be in the form of stock options (including incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and non-qualified options), restricted stock, deferred stock and performance shares.

     Authorized Shares Available for Awards Under the Plan

          The plan authorizes awards to employees, consultants and independent contractors of a total 6,179,775 shares of common stock. The aggregate number of shares for which awards (other than incentive stock options) may be granted will be increased, if necessary, as of the first day of each fiscal year commencing January 1, 2006, so that the number of shares available under the plan will be no less than 11% of the number of shares outstanding as of the close of business on the last day of the preceding fiscal year. The plan also authorizes awards to non-employee directors of 350,000 shares of common stock. In addition, if any award under the plan otherwise distributable in shares of common stock expires, terminates or is forfeited or canceled, or settled in cash pursuant to the terms of the plan, such shares will again be available for award under the plan.

          Options to purchase more than 1,000,000 shares of common stock may not be granted to any employee in any calendar year.

          If there is a change in our outstanding common stock by reason of a recapitalization, merger, consolidation, combination, exchange of shares or other similar change, the aggregate number of shares with respect to which awards may be made under the plan, the terms and number of shares outstanding under any award, and the purchase price of a share under options, may be equitably adjusted by the board at its sole discretion. The board may also, in its sole discretion, make appropriate adjustment as to the kind of shares or other securities deliverable with respect to outstanding awards under the plan.

     Stock Options

          The plan authorizes the award of both non-qualified stock options and incentive stock options. Only our employees are eligible to receive awards of incentive stock options. Incentive stock options may be awarded under the plan with an exercise price not less than 100% of the fair market value of our common stock on the date of the award or, if greater, the par value of the common stock. The aggregate value (determined at the time of the award) of the common stock with respect to which incentive stock options are exercisable for the first time by any employee during any calendar year may not exceed $100,000. The term of incentive stock options cannot exceed ten years.

          Non-qualified options may be awarded under the plan with an exercise price of no less than 25% of the fair market value of our common stock on the date of the award.

          In addition to allowing an optionee to pay cash to exercise options, or deliver stock certificates for previously-owned shares of our stock, the plan permits us to sell or withhold a sufficient number of shares to cover the amount of taxes required to be withheld.

          The plan permits recipients of non-qualified stock options (including non-employee directors) to transfer their vested options by gift to family members (or trusts or partnerships of family members). After transfer of an option, the optionee will remain responsible for tax payable upon the exercise of the option, and we retain the right to claim a deduction for compensation upon the exercise of the option.

     Restricted Stock

          The plan authorizes the compensation committee to grant to employees, non-employee directors, consultants and independent contractors shares of restricted stock. A grantee will become the holder of shares of restricted stock free of all restrictions if he or she completes a required period of employment or service following the award and satisfies any other conditions; otherwise, the shares will be forfeited. The grantee will have the right to vote the shares of restricted stock and, unless the committee determines otherwise, the right to receive dividends on the shares. The grantee may not sell or otherwise dispose of restricted stock until the conditions imposed by the committee have been satisfied. The plan requires a minimum restricted period of one year for awards of restricted shares.

     Deferred Stock

          The plan authorizes the compensation committee to award to participants the right to receive shares of our stock in the future. These awards may be contingent on our future performance.

     Performance Shares

          The plan authorizes the compensation committee to award performance shares payable in cash or shares of stock. Under the plan, a number of performance shares is initially assigned by the committee and the number of shares actually earned will be contingent on our future performance over the performance period in relation to the established performance measures. Although the performance measures and performance period will be determined by the committee at the time of the award of performance shares, they may be subject to such later revision as the committee deems appropriate to reflect significant events or changes.

     Change of Control Events

          In the event of a change in control, as defined in the plan, then all outstanding stock options and restricted stock will become fully exercisable and/or vested, and performance shares may be paid out in such manner and amounts as determined by the compensation committee.

Employment Agreements

          Effective July 16, 2004, we entered into employment agreements with Wayne L. Laufer, our Chief Executive Officer, and Gary W. Blackie, our President. Under the agreements, we have agreed to employ each officer for a period of three years, with the term renewing for an additional year at the end of each year, so that the agreements will at all times have a remaining term of three years. Minimum base pay for Messrs. Blackie and Laufer will be $360,000 per annum, and each of them will participate in our discretionary annual bonus plan.

          Each of the employment agreements provides for the payment of severance benefits in an amount equal to three times the sum of the existing annual base salary plus the highest annual bonus of the employee during the employee’s tenure with us upon (i) a change in control followed by (ii) the occurrence of certain specified events, including the assignment to the employee of duties inconsistent with his position immediately prior to the change in control, a reduction in the employee’s salary, requiring the employee to be relocated, failure of a successor to assume our obligations under the employment agreement, our failure to re-elect the employee to the offices held by him immediately prior to a change in control and a breach by us (or any successor) of any provisions of the employment agreement. The severance benefit is payable as a single cash payment within 30 days of the employee’s termination of employment. Also in such event, all options and restricted shares will vest upon the effective date of termination.

          As defined in the employment agreements, a “change in control” will have occurred if:

•	during any period of two consecutive years, individuals who at the beginning of such period constituted the board cease for any reason to constitute a majority thereof (unless the election, or nomination for election by holders of our securities, of such member of the board was approved by a vote of at least two-thirds of the board members then still in office who were members of the board at the beginning of such period or whose election or nomination for election was previously so approved);

•	a person or group (other than the original members of our predecessor or their affiliates) becomes the beneficial owner of shares of any class of our securities having 25% or more of the total number of votes that may be cast for the election of board members; or

•	the consummation of a merger or other business combination of us with or into another corporation pursuant to which we do not survive or survive only as a subsidiary of another entity, the sale or other disposition of all or substantially all of our assets to another person or entity, or any combination of the foregoing.

          However, a change in control will not include (A) this offering and any transaction entered into in connection therewith, (B) any reorganization, merger, consolidation, sale, lease, exchange or similar transaction which involves solely us and one or more entities wholly-owned, directly or indirectly, by us immediately prior to such event, or (C) the consummation of any transaction or series of integrated transactions immediately following which the record holders of our voting securities immediately prior to such transaction or series of transactions continue to hold 50% or more of the voting securities of (i) any entity that owns, directly or indirectly, our securities, (ii) any entity with which we have merged, or (iii) any entity that owns an entity with which we have merged.

Incentive Plan Awards at Formation

     Set forth below are the awards made under the 2004 Long-term Incentive Plan at the time of our formation.

	Options for
Name(1)	Class B Units(2)	Class C Unit Awards(2)
M. Jay Allison, Chairman	500,000	1,000,000
Wayne L. Laufer, Chief Executive Officer	500,000	1,000,000
Gary W. Blackie, President	500,000	1,000,000
Roland O. Burn, Chief Financial Officer	500,000	1,000,000
Gayle Laufer, Consultant	—	40,000
Jason H. Leeper, Employee	40,000	20,000
Greg T. Martin, Vice President of Operations	175,000	50,000
William E. Holman, Vice President of Exploration	175,000	50,000
Stephen W. Knecht, Employee	125,000	20,000
Kerry W. Stein, Employee	125,000	50,000
Richard P. Smiley, Employee	70,000	20,000
James P. Perkins, Employee	40,000	20,000
Stephen S. Robertson, Employee	40,000	20,000
Richard C. Robinson, Employee	10,000	—

(1)	All options and class C awards were granted on July 16, 2004, except for (i) class B options awarded to Mr. Leeper and class C awards to Messrs. Leeper and Stein and Ms. Laufer on July 27, 2004; and (ii) class B options and class C awards to Mr. Robertson on September 22, 2004.

(2)	The exercise price for all options is $6.00 per unit. Upon our conversion to a corporation, each option for class B units will be converted into an option to purchase an identical number of shares of our common stock and each class C unit will be converted into a number of shares of our common stock based on a formula set forth in our operating agreement. Please see “Certain Relationships and Related Party Transactions—Conversion Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Conversion Transactions

     Before we complete this offering, we will complete a series of transactions to reorganize our corporate structure and to terminate or amend certain agreements with our limited liability company members. These transactions are as follows:

•	Bois d’Arc Energy, LLC, a Nevada limited liability company, will be converted into a Nevada corporation and renamed Bois d’Arc Energy, Inc. Holders of units of limited liability company interests in Bois d’Arc Energy, LLC will receive shares of common stock of Bois d’Arc Energy, Inc. in exchange for their units based in part on the relative rights and preferences of the units and the initial public offering price of the common stock offered hereby. As all of the taxable income of Bois d’Arc Energy, LLC is passed through to its members, Bois d’Arc Energy, LLC has agreed to pay its members amounts to cover their federal income tax liability on their respective share of taxable income from the company for the period from July 2004, when Bois d’Arc Energy, LLC was formed, to the date of our conversion. We will assume this liability and make such payments after the conversion.

•	Options to purchase limited liability company units of Bois d’Arc Energy, LLC and restricted units that were awarded to officers, managers and consultants pursuant to incentive arrangements will be converted into options to purchase an identical number of shares of common stock and shares of restricted stock, as applicable, without triggering vesting or acceleration of the options or restricted units.

•	Bois d’Arc Energy, LLC’s operating agreement and transfer restriction agreement, under which transfers of units by members of Bois d’Arc Energy, LLC are restricted, will each be terminated.

     Bois d’Arc Energy, LLC has three types of membership units, class A units, class B units and class C units. In connection with the conversion, Bois d’Arc Energy, LLC will redeem all class A units for $1.00 per unit (which represents the purchase price paid for each class A unit by the holders thereof) and each class B unit will be converted into one share of our common stock. Subject to the limitation below, each class C unit will be converted into a number of shares of common stock determined by dividing the aggregate value of the shares of common stock issued for class C units by the value of each share of common stock, as follows:

•	The aggregate value of the shares of common stock issued for class C units will be determined by multiplying (1) the percentage obtained by dividing the number of class C units outstanding by the total of the class C units and class B units outstanding by (2) the difference between (a) the net value of Bois d’Arc Energy, Inc. at the time of the conversion as determined by the board of managers of Bois d’Arc Energy, LLC and (b) the sum of the amount paid to purchase the class A units and the value of the initial contributions of the members holding class B units.

•	The value of each share of common stock will be determined by dividing the difference between the net value of Bois d’Arc Energy, Inc. at the time of conversion and the sum of (1) the aggregate value of the shares to be issued for class C units and (2) the amount paid to purchase the class A units by the number of common shares issued in exchange for class B Units.

     However, if the number of shares of common stock into which the class C units will be converted on a per unit basis exceeds one-half of the number of common shares into which the class B units will be converted on a per unit basis, the number of shares into which class C units will be converted will be reduced until the number of shares into which the class C units will be converted on a per unit basis is one-half the number of shares into which the class B units will be converted on a per unit basis.

Other Related Party Transactions

     An entity owned by the spouse of Wayne L. Laufer, our Chief Executive Officer and a director, provided accounting services to our predecessor. Our predecessor paid this entity $558,000, $688,000 and $494,000 for accounting services in 2002, 2003 and the period from January 1, 2004 to July 15, 2004, respectively. In connection with our formation, this arrangement was terminated, which resulted in a termination fee of $1.2 million that is payable in monthly installments over a two-year period that commenced in October 2004. We have also awarded Ms. Laufer a five-year restricted stock award of class C units that are expected to convert into 20,000 shares of our common stock in consideration of her provision to us of services relating to the transition of accounting services and the preparation of the registration statement of which this prospectus forms a part. We have entered into a short-term consulting agreement with Ms. Laufer’s company for future accounting and tax return preparation services and paid such company $197,000 for such services during the period of July 15, 2004 to December 31, 2004.

     We incurred $152.3 million of indebtedness to Comstock in connection with our formation under a $200.0 million revolving line of credit. At December 31, 2004, we had an outstanding balance of $148.1 million. The indebtedness is secured by a second priority lien on certain of our and our subsidiaries’ assets, and bears interest at our option at LIBOR plus 2% or the base rate (which is the higher of the prime rate or the federal funds rate) plus 0.75% per annum. The revolving line of credit matures on April 1, 2006. Funds under the revolving line of credit were used to refinance indebtedness assumed with respect to properties contributed to us in our formation, to pay the acquisition costs with respect to such properties and for general corporate purposes. We intend to repay the amount owing to Comstock out of the net proceeds of this offering.

     We have entered into a services agreement with Comstock pursuant to which Comstock provides to us accounting, financial reporting and human resources services and such other services to be determined by the parties at a monthly rate of $20,000. In addition, we agreed to reimburse Comstock for any out-of-pocket costs paid to a third party incurred by Comstock in rendering such services. The services agreement has an initial term of six months and automatically renews for successive three-month terms. Either party may terminate or cancel the services agreement effective as of the end of a calendar quarter on 75 days’ notice.

Agreement with the Selling Stockholder

     We have entered into an agreement with BetsWest Interests, L.P., the selling stockholder, pursuant to which we agreed, among other things, to use our reasonable best efforts to include up to 50% of the stockholder’s shares of our common stock in any registration statement we file for our account and pursuant to an initial public offering, subject to our right to reduce the number of shares to be included by such stockholder if the underwriters advise us that in their reasonable opinion the number of shares requested to be included in such registration exceeds the number of which can be sold in the offering without adversely affecting the marketability of the offering. BetsWest Interests, L.P. is owned and controlled by Sally Blackie, the former spouse of Gary W. Blackie, our President and a director.

PRINCIPAL AND SELLING STOCKHOLDERS AND OWNERSHIP OF MANAGEMENT

Ownership of Our Common Stock

     The following table sets forth information with respect to the beneficial ownership of our common stock as of April 12, 2005, as adjusted to reflect our conversion to a corporation and the sale of common stock in the offering, by each of our directors and executive officers, all of our executive officers and directors as a group, and each person who is known by us to own beneficially 5% or more of our common stock. The following table also sets forth (1) the name of the selling stockholder, (2) the nature of any position, office or other material relationship the selling stockholder has had in the past three years with us, (3) the number of shares beneficially owned by the selling stockholder as of April 12, 2005, as adjusted to reflect our conversion to a corporation, (4) the number of shares of common stock offered for the selling stockholder’s account by this prospectus and (5) the percentage of our outstanding common stock to be owned by the selling stockholder after the completion of this offering. Except as otherwise indicated, each of the stockholders has sole voting and dispositive power with respect to the shares shown to be owned by such stockholder.

     Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options that are exercisable within 60 days of April 12, 2005. Shares issuable under stock options are deemed outstanding for computing the percentage of the person holding options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based upon 64,145,000 shares of common stock that we estimate will be outstanding upon completion of this offering.

     Unless otherwise indicated, the address for each listed stockholder is c/o Bois d’Arc Energy, Inc., 600 Travis Street, Suite 6275, Houston, Texas 77002.

	Shares Beneficially			Shares Beneficially
	Owned Prior to		Shares Being	Owned After
	This Offering		Offered	This Offering

Name of Executive Officer or Director	Number	Percent	Number	Number	Percent
M. Jay Allison(1)(2)	500,000	1.0%	—	500,000	*
Wayne L. Laufer(3)	9,276,241	17.8%	—	9,276,241	14.5%
Gary W. Blackie(4)	6,521,106	12.5%	—	6,521,106	10.2%
Roland O. Burns(1)(2)	500,000	1.0%	—	500,000	*
John L. Duvieilh	49,980	*	—	49,980	*
D. Michael Harris	201,376	*	—	201,376	*
David K. Lockett	—	*	—	—	*
Cecil E. Martin, Jr.	—	*	—	—	*
David W. Sledge	—	*	—	—	*
Executive officers and directors as a group (9 persons)(2)(3)(4)	17,048,703	32.7%	—	17,048,703	26.6%
Name of 5% Stockholders
Comstock Resources, Inc.(1)	29,935,761	57.4%	—	29,935,761	46.7%
Name of Selling Stockholder
Sally Blackie (5)	3,022,280	5.8%	1,500,000	1,522,280	2.4%

*	Less than 1%.

(1)	The address is c/o Comstock Resources, Inc., 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034.

(2)	Represents the maximum number of restricted shares of common stock that may be issued upon conversion of the restricted class C units. The actual number of shares received upon conversion may be less depending upon our actual value of at the time of the closing of this offering.

(3)	Includes 500,000 and 20,000 shares that represent the maximum number of restricted shares of common stock that may be issued to Wayne L. Laufer and Gayle M. Laufer, his spouse, respectively, upon conversion of the restricted class C units. Includes 165,319 shares owned jointly with his spouse. Mr. Laufer disclaims beneficial ownership of the 20,000 restricted class C units owned of record by his spouse. The actual number of shares received upon conversion may be less depending upon our actual value at the time of the closing of this offering. Mr. Laufer disclaims beneficial ownership of the 118,768 shares owned by the following trusts in which he serves as trustee: Elizabeth H. Blackie 2004 Trust (59,384 shares) and Westin C. Blackie 2004 Trust (59,384 shares).

(4)	Includes 500,000 shares that represent the maximum number of restricted shares of common stock that may be issued to Mr. Blackie upon conversion of restricted class C units. The actual number of shares received upon conversion may be less depending upon our actual value at the time of the closing of this offering. Mr. Blackie disclaims beneficial ownership of the 237,586 shares owned of record by the following trusts: Elizabeth H. Blackie 2004 Trust (59,384 shares), Westin C. Blackie 2004 Trust (59,384 shares), Mindy L. Davis 2004 Trust (59,384 shares) and Buck A. Dodson 2004 Trust (59,394 shares).

(5)	Owned of record by BetsWest Interests, L.P., of which Ms. Blackie is the sole limited partner and the sole stockholder of its general partner. Ms. Blackie is the former spouse of Gary W. Blackie, our President and a director. Her address is 5900 Highway 290 East, Brenham, Texas 77833.

Ownership of Comstock Common Stock

     The following table sets forth information with respect to the beneficial ownership of the common stock of Comstock as of April 12, 2005, by each of our directors and executive officers and all of our executive officers and directors as a group. Except as otherwise indicated, each of the stockholders has sole voting and dispositive power with respect to the shares shown to be owned by such stockholder.

     Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options that are exercisable within 60 days of April 12, 2005. Shares issuable under stock options are deemed outstanding for computing the percentage of the person holding options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based upon 40,718,322 shares of Comstock common stock outstanding on April 12, 2005.

     Unless otherwise indicated, the address for each listed stockholder is: c/o Comstock Resources, Inc., 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034.

	Shares
	Beneficially Owned
Name of Beneficial Owner	Number	Percent
M. Jay Allison(1)	2,158,404	5.1%
Wayne L. Laufer(2)(3)(4)	884,300	2.1%
Gary W. Blackie(3)(4)	815,000	2.0%
Roland O. Burns(1)	643,972	1.6%
John L. Duvieilh(4)	—	*
D. Michael Harris(4)	—	*
David K. Lockett(1)	42,336	*
Cecil E. Martin, Jr.(1)	51,399	*
David W. Sledge(1)	74,864	*
Executive officers and directors as a group(9 persons)(1)(2)	4,670,275	10.6%

*	Less than 1%.

(1)	Ownership percentage for such individual or group includes shares issuable pursuant to stock option or warrants that are presently exercisable or exercisable within 60 days of April 12, 2005, including 1,440,000 shares for M. Jay Allison, 385,000 shares for Roland O. Burns, 40,000 shares for David K. Lockett, 40,000 shares for Cecil E. Martin, Jr., 40,000 shares for David W. Sledge, and 1,945,000 shares for executive officers and directors as a group.

(2)	Includes 3,000 shares held jointly with his spouse and 1,800 shares that are owned by his spouse in an individual retirement account. Mr. Laufer disclaims beneficial ownership of the 1,800 shares.

(3)	Ownership percentage for such individual includes shares issuable pursuant to warrants that are presently exercisable, including 879,500 shares for Wayne L. Laufer and 715,000 shares for Gary W. Blackie.

(4)	The address is c/o Bois d’Arc Energy, Inc., 600 Travis Street, Suite 6275, Houston, Texas 77002.

DESCRIPTION OF CAPITAL STOCK

     Our articles of incorporation, which will be in effect immediately prior to the closing of this offering, will authorize us to issue 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. At April 12, 2005, assuming the conversion of all units of limited liability company interests into shares of our common stock (other than the class A units), 52,145,000 shares of common stock were issued and outstanding and zero shares of preferred stock were issued and outstanding. At April 12, 2005, we had 38 holders of record.

Common Stock

     Holders of common stock will be entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Generally, all matters to be voted on by stockholders must be approved by a majority (or in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as may be provided in connection with any preferred stock in a certificate of designation filed pursuant to the Nevada Revised Statutes, or as may otherwise be required by law or our articles of incorporation, after the offering our common stock will be the only series of capital stock entitled to vote in the election of directors and on all other matters presented to our stockholders. The common stock will not have cumulative voting rights. No share of common stock will be afforded any preemptive rights or will be convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund.

     Subject to the prior rights of holders of preferred stock, if any, holders of common stock will be entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of any outstanding series of preferred stock are entitled by the express terms of the series.

Preferred Stock

     Our board of directors will be empowered, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the terms of the shares of each series as fixed by our board of directors. Among the specific matters that may be determined by our board of directors are:

•	the designation of each series;

•	the number of shares of each series;

•	the rights in respect of dividends, if any;

•	whether dividends, if any, shall be cumulative or non-cumulative;

•	the terms of redemption, repurchase obligation or sinking fund, if any;

•	the rights in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•	rights and terms of conversion, if any;

•	restrictions on the creation of indebtedness, if any;

•	restrictions on the issuance of additional preferred stock or other capital stock, if any;

•	restrictions on the payment of dividends on shares ranking junior to the preferred stock; and

•	voting rights, if any.

     Upon completion of this offering, no shares of preferred stock will be outstanding and we have no current plans to issue preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Although prior to issuing any series of preferred stock our board of directors will be required to make a determination as to whether the issuance is in the best interest of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

Anti-Takeover Provisions under Nevada Law, our Articles of Incorporation and Bylaws

     Provisions of Nevada law and our articles of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

     These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. Our bylaws may be adopted, repealed, altered, amended by our board of directors or our stockholders.

     Classified Board. Our bylaws provide that the board of directors will be divided into three classes (I, II and III), each class to serve after an interim period for three years, with one class elected each year. Members of all three classes have been appointed to the board. At the annual meeting of stockholders beginning in 2005, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

     The board believes that a classified board is advantageous to us and our stockholders because having directors serve three-year rather than one-year terms should enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the board. The board believes that this, in turn, should permit the board to more effectively represent the interests of all stockholders, including responding to circumstances created by demands or actions of a minority stockholder or a group of minority stockholders.

     Stockholder Meetings. Our bylaws provide that only the chairman of the board, the chief executive officer, a majority of the board of directors or the holders of at least 10% of our outstanding stock entitled to vote at a special meeting (by delivery of a signed written request) may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

     Nevada Control Share Laws. Following the closing of this offering, we may become subject to Nevada’s laws that govern the “acquisition” of a “controlling interest” of “issuing corporations.” These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide generally that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined below, only as conferred by the stockholders of the corporation at a special or annual meeting. In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder whose shares are not voted in favor of authorizing voting rights for the control shares may dissent and obtain payment of the fair value of its shares.

     A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.”

     These laws may deter certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

     No Cumulative Voting. Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Limitations on Liability and Indemnification of Officers and Directors

     The Nevada Revised Statutes permit a corporation to include in its articles of incorporation and bylaws provisions eliminating or limiting the personal liability of a director to the corporation and its stockholders and creditors for damages for breach of fiduciary duty as a director, subject to certain conditions and limitations. Our articles of incorporation and bylaws will have the provisions summarized below.

     Our articles of incorporation and bylaws will limit the liability of our directors and officers to the maximum extent permitted by Nevada law. With a few limited exceptions set forth in the Nevada Revised Statutes, Nevada law provides that a director or officer of a corporation is not individually liable to the corporation or its stockholders or creditors for damages resulting from any action or failure to act in his or her capacity as a director or officer unless it is proven that:

•	the director’s or officer’s act or omission constituted a breach of his or her fiduciary duties; and

•	the breach involved intentional misconduct, fraud or a knowing violation of the law.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Nevada law, which presently permits indemnification for all director and officer actions, provided that the director or officer either is not liable under Nevada law to the corporation, its stockholders or its creditors or acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests and, with respect to any proceeding that is criminal in nature, had no reasonable cause to believe that his or her conduct was unlawful. Our articles of incorporation and bylaws will require us to pay the expenses of directors and officers incurred in defending a proceeding involving alleged acts or omissions of the director or officer in his or her capacity as such as the expenses are incurred and in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court that he or she is not entitled to be indemnified. The bylaws will permit the board of directors to indemnify employees and other persons to the same extent. We believe indemnification under our bylaws will cover at least negligence and gross negligence on the part of indemnified parties. Except as ordered by a court and for advancement of expenses, a director or officer may not be indemnified if a final adjudication determines that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the current action. The termination of any proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere, or its equivalent, does not, of itself, under the bylaws create a presumption that the standards described above were not met. However, we are not permitted by our bylaws to indemnify a director or officer if he or she has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to us unless that court or another court of competent jurisdiction, determines that in view of all of the circumstances, the director or officer is fairly and reasonably entitled to indemnification.

     In addition to indemnification provided for in our bylaws, we intend to enter into agreements to indemnify our directors and executive officers. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request. We may also maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent. We believe these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though derivative litigation, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be negatively affected to the extent that we pay the costs of settlement or damage awards against our directors or officers under these indemnification provisions.

     We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of directors or officers for liabilities arising under the Securities Act of 1933, as amended, is against public policy and, therefore, such indemnification provisions may be unenforceable.

Advance Notice Procedure for Stockholder Proposals

     Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for stockholder proposals to be considered at meetings of stockholders. Notice of a stockholder to make a nomination or to bring any other matter before a meeting must contain specific information, and in the case of a notice of intent to make a nomination for director must be accompanied by the written consent of each nominee to serve as director if so elected, and must be received by our corporate secretary as follows:

•	in the event of an annual meeting of stockholders, not more than 120 days and not less than 90 days in advance of the anniversary date of the immediately preceding annual meeting, provided that in the event that the annual meeting is called on a date that is not within 30 days before or after such anniversary date, notice must be so received not later than the close of business on the 15th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; or

•	in the event of a special meeting of stockholders, not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs.

     These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

Removal of Director

     Our bylaws provide that any director or the entire board of directors may be removed with or without cause by the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding capital stock entitled to voting power.

Listing

     Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “BDE.”

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

General

     Prior to the offering, there has been no public trading market for our common stock. Sales of substantial amounts of common stock in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices and could impair our ability to raise capital in the future through the sale of our equity securities.

     Upon completion of the offering, we will have outstanding 64,145,000 shares of our common stock. All of the 13,500,000 shares sold in the offering, together with any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction by persons other than our “affiliates,” as that term is defined under Rule 144 under the Securities Act of 1933. Persons who may be deemed affiliates generally include individuals or entities that control, are controlled by or are under common control with us and may include our officers, directors and significant stockholders. The remaining 50,645,000 shares of common stock that will continue to be held by our affiliates after the offering will constitute “restricted securities” within the meaning of Rule 144 and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration. In addition, sales of these securities will be subject to the restrictions on transfer contained in the lock-up agreements described below.

Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner (other than an affiliate of ours) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

     Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner (other than an affiliate of ours), is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 144A under the Securities Act permits resales of restricted securities under certain conditions, provided that the purchaser is a “qualified institutional buyer,” as defined therein, which generally refers to an institution with over $100 million invested in securities of issuers that are not affiliated with such institution. Rule 144A allows holders of restricted securities to sell their shares to those purchasers without regard to volume or any other restrictions.

     As discussed under the heading “Underwriting,” each of our directors and executive officers, the selling stockholder and Comstock have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock (other than pursuant to employee stock incentive plans existing or contemplated on the date of this prospectus and for other specified purposes), for a period of 180 days after the date of this prospectus without the prior written consent of Raymond James & Associates, Inc.

UNDERWRITING

     Subject to the terms and conditions in an underwriting agreement dated         , 2005, the underwriters named below, for whom Raymond James & Associates is acting as representative, have severally agreed to purchase from us and the selling stockholder the respective number of shares of common stock set forth opposite their names:

Number
Underwriter	of Shares
Raymond James & Associates, Inc.
Friedman, Billings, Ramsey & Co., Inc.
Johnson Rice & Company L.L.C
Harris Nesbitt Corp.
Petrie Parkman & Co., Inc.
Calyon Securities (USA) Inc.
Hibernia Southcoast Capital, Inc.
KeyBanc Capital Markets, Inc., a Division of McDonald Investments Inc.

Total	13,500,000

     The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all shares of our common stock offered by this prospectus if any of the shares are purchased, other than those covered by the over-allotment option described below.

     The underwriters propose to offer our common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $  per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $  per share to other dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and other selling terms. The shares of our common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of our common stock in whole or in part. In connection with the offering, we expect to incur expenses of approximately $         .

     We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 1,800,000 additional shares of our common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriters’ percentage purchase commitment in this offering as indicated in the table above. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the common shares offered in this offering.

     The following table shows the amount per share and total underwriting discounts we and the selling stockholder will pay to the underwriters (dollars in thousands, except per share). The amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per	No	Full
	Share	Exercise	Exercise
Public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Underwriting discounts to be paid by the selling stockholder	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

     We and the selling stockholder have agreed to indemnify the underwriters against various liabilities that may arise in connection with this offering, including liabilities under the Securities Act for errors or omissions in this prospectus or the registration statement of which this prospectus is a part. However, neither we nor the selling stockholder will indemnify the underwriters if the error or omission was the result of information the underwriters supplied to us in writing for inclusion in this prospectus or the registration statement. If we and the selling stockholder cannot indemnify the underwriters, we and the selling stockholder have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities. Our respective contribution would be in the proportion that the proceeds (after underwriting discounts and commissions) that we and the selling stockholder receive from this offering bear to the proceeds (from underwriting discounts and commissions) that the underwriters receive. If we and the selling stockholder cannot contribute in this proportion, we and the selling stockholder will contribute based on respective faults and benefits, as set forth in the underwriting agreement.

     Subject to specified exceptions, each of our directors and executive officers, the selling stockholder and Comstock have agreed with the underwriters, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock without the prior written consent of Raymond James & Associates, Inc. This agreement also precludes any hedging collar or other transaction designed or reasonably expected to result in a disposition of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock.

     In addition, we have agreed with the underwriters, for a period of 180 days after the date of this prospectus, not to issue, sell, offer or contract to sell, or otherwise dispose of or transfer, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, or file any registration statement with the Securities and Exchange Commission (except a registration statement on Form S-8 relating to our long-term incentive plan), without the prior written consent of Raymond James & Associates, Inc., except that we may make grants of stock options or stock awards under our existing long-term incentive plan and issue shares upon exercise of those options. However, Raymond James & Associates, Inc. may, in its discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

     At our request, the underwriters have reserved up to 5.0% of the common stock being offered by this prospectus for sale to our directors, employees, business associates and related persons at the public offering price. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of this reserved common stock, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the directed share program, we will offer these shares to the public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors, employees or other persons purchasing such reserved common stock will be prohibited from selling such stock for a period of 180 days after the date of this prospectus. The common stock issued in connection with the directed share program will be issued as part of the underwritten offer.

     Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and various selling group members to bid for and purchase our common shares. As an exception to these rules, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	short sales,

•	syndicate covering transactions,

•	imposition of penalty bids, and

•	purchases to cover positions created by short sales.

     Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in the offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

     Each underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, each underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriter may purchase shares pursuant to the over-allotment option.

     A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

     The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of the offering to repay the selling concession received by them.

     As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them without notice at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

     The underwriters and their affiliates may provide in the future investment banking, financial advisory, or other financial services for us and our affiliates, for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

     The underwriters may confirm sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority but do not expect those sales to exceed 5% of the total common stock offered by this prospectus.

     Our common stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol “BDE.” In connection with the listing of our common stock on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

     Prior to the offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations among us and the underwriters. The primary factors to be considered in determining the initial public offering price will be:

•	prevailing market conditions,

•	the ability of our management,

•	our capital structure,

•	the present stage of our development,

•	the value and historical performance of our properties,

•	the market capitalization and stage of development of other companies that we and the underwriters believe to be comparable to us, and

•	estimates of our business potential and earning prospects.

     A prospectus in electronic format may be available on the Internet sites or through other online services maintained by one or more of the underwriters and selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by the underwriters or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

     The validity of the shares of common stock issued in this offering will be passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Dallas, Texas.

EXPERTS

     Ernst & Young LLP, an independent registered public accounting firm, has audited our predecessors’ combined financial statements at December 31, 2003 and for each of the two years in the period ended December 31, 2003 and the period from January 1, 2004 to July 15, 2004, and our consolidated financial statements at December 31, 2004 and for the period from Inception (July 16, 2004) to December 31, 2004, as set forth in its report. We have included our consolidated financial statements and our predecessors’ combined financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

     Certain estimates of our oil and natural gas reserves and related information included and incorporated by reference in this prospectus have been derived from engineering reports prepared by Lee Keeling and Associates, Inc. as of December 31, 2004, and all such information has been so included on the authority of such firm as an expert regarding the matters contained in its reports.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC, under the Securities Act of 1933, as amended, a registration statement on Form S-1, including the exhibits and schedules thereto, with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

     Upon completion of this offering, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934 and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the Public Reference Room and internet site of the SEC referred to above. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm.

FINANCIAL STATEMENTS OF

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

INDEX

Page
AUDITED FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-2
Combined Consolidated Balance Sheets as of December 31, 2003 and 2004	F-3
Combined Statements of Operations for the Years Ended December 31, 2002, 2003 and the period from January 1, 2004 to July 15, 2004 and Consolidated Statement of Operations for the period from Inception (July 16, 2004) to December 31, 2004
F-4
Combined Statements of Changes in Equity for the Years Ended December 31, 2002, 2003 and the period from January 1, 2004 to July 15, 2004 and Consolidated Statement of Changes in Members’ Equity for the period from Inception (July 16, 2004) to December 31, 2004
F-5
Combined Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and the period from January 1, 2004 to July 15, 2004 and the Consolidated Statement of Cash Flows for the period from Inception (July 16, 2004) to December 31, 2004
F-6
Notes to Combined and Consolidated Financial Statements	F-7

UNAUDITED PRO FORMA FINANCIAL STATEMENTS:
Introduction	F-19
Unaudited Pro Forma Balance Sheet as of December 31, 2004	F-20
Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2004	F-21
Notes to Unaudited Pro Forma Financial Statements	F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers and Members of Bois d’Arc Energy, LLC

     We have audited the accompanying combined balance sheet as of December 31, 2003 of the Bois d’Arc Energy, LLC Predecessors (as defined in Note 1) and the related combined statements of operations, changes in equity and cash flows for each of the two years in the period ended December 31, 2003 and the period from January 1, 2004 to July 15, 2004 and the consolidated balance sheet as of December 31, 2004 of Bois d’Arc Energy, LLC and the related consolidated statements of operations, changes in equity and cash flows for the period from Inception (July 16, 2004) to December 31, 2004. These financial statements are the responsibility of the management of Bois d’Arc Energy, LLC. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2003 of the Bois d’Arc Energy, LLC Predecessors and the combined results of the Bois d’Arc Energy Predecessors’ operations and their cash flows for each of the two years in the period ended December 31, 2003 and the period from January 1, 2004 to July 15, 2004, and the consolidated financial position as of December 31, 2004 of Bois d’Arc Energy LLC and the related consolidated results of operations, changes in equity and cash flows for the period from Inception (July 16, 2004) to December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

March 17, 2005
Dallas, Texas

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

COMBINED CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2004

	Combined
	Bois d’Arc	Consolidated
	Energy, LLC	Bois d’Arc
	Predecessors	Energy, LLC
	December 31,	December 31,
	2003	2004
	(In thousands)
ASSETS
Cash and cash equivalents	$22,019	$2,416
Accounts receivable:
Oil and gas sales	20,378	9,140
Joint interest operations	5,041	5,558
Other current assets	843	1,476

Total current assets	48,281	18,590
Oil and gas properties, using successful efforts accounting:
Proved properties	266,064	291,227
Unproved properties	7,823	8,566
Wells and related equipment and facilities	337,878	444,403
Accumulated depreciation, depletion and amortization	(199,039)	(233,243)

Net oil and gas properties	412,726	510,953
Other property and equipment, net of accumulated depreciation of $1,196 and $1,436 at December 31, 2003 and 2004, respectively	686	524
Other assets	—	516

	$461,693	$530,583

LIABILITIES AND EQUITY
Accounts payable	$44,340	$20,103
Accrued expenses	5,322	14,676

Total current liabilities	49,662	34,779
Bank loan	10,500	—
Payable to parent company	311,706	148,066
Reserve for future abandonment costs	24,876	28,253
Commitments and contingencies	—	—
Predecessors’ equity	64,949	—
Members’ equity:
Class A Units, 10,000 units issued and outstanding	—	10
Class B Units, 50,000,000 units issued and outstanding	—	304,227
Retained earnings	—	15,248

Total equity	64,949	319,485

	$461,693	$530,583

The accompanying notes are an integral part of these statements.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

COMBINED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002 and 2003 and the Period from January 1, 2004 to July 15, 2004
CONSOLIDATED STATEMENT OF OPERATIONS
For the Period from Inception (July 16, 2004) to December 31, 2004

				Bois d’Arc
				Energy
	Combined Bois d’Arc Energy, LLC Predecessors			LLC
				Period from
				Inception
			Period from	(July 16,
			January 1,	2004) to
	Year Ended December 31,		2004 to July	December
	2002	2003	15, 2004	31, 2004
		(In thousands)
Oil and gas sales	$76,067	$133,450	$70,341	$72,721
Operating expenses:
Oil and gas operating	14,725	22,290	15,233	16,602
Exploration	5,458	800	2,676	12,040
Depreciation, depletion and amortization	32,490	44,285	22,831	21,761
Impairment	—	500	—	—
General and administrative, net	2,600	3,481	1,450	2,641

Total operating expenses	55,273	71,356	42,190	53,044

Income from operations	20,794	62,094	28,151	19,677
Other income (expense):
Interest income	81	154	75	74
Interest expense	(10,818)	(9,580)	(4,453)	(2,665)
Formation costs	—	—	—	(1,838)

Total other income (expense)	(10,737)	(9,426)	(4,378)	(4,429)

Net income before cumulative effect of change in accounting principle	10,057	52,668	23,773	15,248
Cumulative effect of change in accounting principle	—	(739)	—	—

Net income	$10,057	$51,929	$23,773	$15,248

The accompanying notes are an integral part of these statements.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS
STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2002 and 2003
and the Period from January 1, 2004 to July 15, 2004

STATEMENT OF CHANGES IN MEMBERS’ EQUITY
For the Period from (Inception) July 16, 2004 to December 31, 2004

	Bois d’Arc Energy, LLC Predecessors			Bois d’Arc Energy, LLC
		Bois d’Arc
	Comstock Offshore	Participants	Combined	Class A Units	Class B Units	Retained Earnings	Total
	(In thousands)
Balance at December 31, 2000	$(33,869)	$26,589	$(7,280)	$—	$—	$—	$—

Contributions by owners	—	750	750	—	—	—	—
Net Income	(920)	17,133	16,213	—	—	—	—

Balance at December 31, 2001	(34,789)	44,472	9,683	—	—	—	—

Distributions to owners	—	(608)	(608)	—	—	—	—
Net income	(1,229)	11,286	10,057	—	—	—	—

Balance at December 31, 2002	(36,018)	55,150	19,132	—	—	—	—

Distributions to owners	—	(6,112)	(6,112)	—	—	—	—
Net income	22,817	29,112	51,929	—	—	—	—

Balance at December 31, 2003	(13,201)	78,150	64,949	—	—	—	—

Distributions to owners	—	(946)	(946)	—	—	—	—
Contributions of assets, net of liabilities assumed	(370)	(87,406)	(87,776)	10	304,227	—	304,237
Net income	13,571	10,202	23,773	—	—	15,248	15,248

Balance at December 31, 2004	$—	$—	$—	$10	$304,227	$15,248	$319,485

The accompanying notes are an integral part of these statements.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2003 and the Period from January 1, 2004 to July 15, 2004
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period from Inception (July 16, 2004) to December 31, 2004

				Bois d’Arc
				Energy
	Combined Bois d’Arc Energy, LLC Predecessors			LLC
				Period from
				Inception
			Period from	(July 16,
			January 1,	2004) to
	Year Ended December 31,		2004 to July	December
	2002	2003	15, 2004	31, 2004
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,057	$51,929	$23,773	$15,248
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	739	—	—
Equity based compensation	—	—	—	2,506
Depreciation, depletion and amortization	32,490	44,285	22,831	21,761
Impairment	—	500	—	—
Dry hole costs and lease impairments	5,557	72	1,527	10,892
Increase in accounts receivable	(3,035)	(10,974)	(8,659)	7,282
Decrease (increase) in other current assets	(1,872)	1,567	(199)	(1,464)
Increase in accounts payable and accrued expenses	4,654	25,883	11,715	(6,776)

Net cash provided by operating activities	47,851	114,001	50,988	49,449

CASH FLOWS FROM INVESTING ACTIVITIES:
Formation of Bois d’Arc Energy, net of cash contributed	—	—	—	(24,054)
Capital expenditures	(68,363)	(98,974)	(83,273)	(59,703)

Net cash used for investing activities	(68,363)	(98,974)	(83,273)	(83,757)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from parent company	24,887	4,293	31,649	64,889
Borrowings under bank loan	1,500	—	—	—
Repayment of debt	—	(3,500)	(1,944)	(28,175)
Proceeds from issuance of Class A Units	—	—	—	10
Distributions to equity owners	(608)	(6,112)	(946)	—

Net cash provided by (used for) financing activities	25,779	(5,319)	28,759	36,724

Net increase (decrease) in cash and cash equivalents	5,267	9,708	(3,526)	2,416
Cash and cash equivalents, beginning of period	7,044	12,311	22,019	—

Cash and cash equivalents, end of period	$12,311	$22,019	$18,493	$2,416

Cash paid for interest payments	$723	$598	$218	$2,665

The accompanying notes are an integral part of these statements.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

     Bois d’Arc Energy, LLC (“Bois d’Arc Energy” or the “Company”) is engaged in oil and natural gas exploration, development and production in state and federal waters in the Gulf of Mexico.

     In December 1997, Comstock Offshore LLC (“Comstock Offshore”), an indirect wholly-owned subsidiary of Comstock Resources, Inc. (“Comstock”), acquired from Bois d’Arc Resources and other interest owners certain offshore oil and natural gas properties, including the properties the Company now owns at Ship Shoal blocks 66, 67, 68 and 69 and South Pelto block 1. Bois d’Arc was a predecessor in interest to Bois d’Arc Resources, Ltd., an entity owned by two of the Company’s executive officers, directors and stockholders, Gary W. Blackie and Wayne L. Laufer. In connection with the December 1997 acquisition, Comstock Offshore and Bois d’Arc established a joint exploration venture to explore for oil and natural gas in the Gulf of Mexico. Under the joint exploration venture, Bois d’Arc was responsible for developing a budget for exploration activities and for generating exploration prospects in the Gulf of Mexico utilizing 3-D seismic data and their extensive geological expertise in the region. Comstock Offshore had to approve the budget and would advance the funds for the acquisition of 3-D seismic data and leases needed to conduct exploration activities. Comstock Offshore was reimbursed for all advanced costs and was entitled to a non-promoted working interest in each prospect generated. For each successful discovery well drilled pursuant to the joint exploration venture, Comstock issued to the two principals of Bois d’Arc warrants exercisable for the purchase of shares of Comstock’s common stock. Successful wells drilled under the exploration venture were operated by Bois d’Arc Offshore, Ltd. pursuant to a joint operating agreement entered into by the parties participating in the prospect, including Comstock Offshore and the Bois d’Arc Participants. Any future operation on the lease including drilling additional wells on the acreage associated with the prospect was conducted under the joint operating agreement and had to be approved by the participating parties.

     On July 16, 2004, Comstock, Bois d’Arc Resources, Ltd. and Messrs. Blackie and Laufer formed the Company to replace the joint exploration venture. Bois d’Arc Resources, Ltd., Bois d’Arc Offshore, Ltd., and the other entities owned by Messrs. Blackie and Laufer and who we collectively refer to as “Bois d’Arc,” and certain participants in their exploration activities, who we collectively refer to as the “Bois d’Arc Participants,” and Comstock Offshore contributed to the Company substantially all of their Gulf of Mexico properties and assigned to the Company their related liabilities, including certain debt, in exchange for equity interests in the Company. The Bois d’Arc Participants and Comstock Offshore are collectively referred to as the “Bois d’Arc Energy Predecessors.” The equity interests issued in exchange for the contributions were determined by using a valuation of the properties contributed by the particular contributors conducted by Lee Keeling and Associates, Inc., independent petroleum consultants, relative to the value of the properties contributed by all contributors. Comstock Offshore contributed its Gulf of Mexico properties and assigned $83.2 million of related debt in exchange for an approximately 59.9% ownership interest. Each of the Bois d’Arc Participants contributed its interest in commonly owned Gulf of Mexico properties and they assigned in the aggregate $28.2 million of related liabilities in exchange for an approximately 40.1% aggregate ownership interest. The Bois d’Arc Participants also received $27.6 million in cash to equalize the amount that Comstock Offshore’s debt exceeded its proportional share of the liabilities assigned. Bois d’Arc Energy also reimbursed Comstock Offshore $12.7 million and Bois d’Arc $0.8 million for advances made under the exploration joint venture for undrilled prospects.

     The formation of the Company was a continuation of the joint exploration venture as the owners and principals of the same parties, Comstock Offshore and Bois d’Arc, are continuing to explore for oil and gas in the Gulf of Mexico with the same business objectives and the same management team. In addition, all of the oil and gas properties developed under the joint exploration venture were contributed to the Company. The formation of the Company changed the legal structure of the partnership between Comstock Offshore and Bois d’Arc but did not change the underlying business operations of the joint exploration program that began in late 1997.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

     The following table presents the assets and liabilities of Comstock Offshore and the Bois d’Arc Participants that were contributed to Bois d’Arc Energy:

Contributed to
Bois d’Arc
Energy, LLC
(In thousands)
Cash	$17,030
Other current assets	21,992
Property and equipment, net	482,697

Total assets	521,719

Current liabilities and bank loan	(66,788)
Payable to parent company	(83,177)
Reserve for future abandonment	(26,443)

Total liabilities	(176,408)

Net assets	345,311
Cash distributed	(41,084)

Net contribution	$304,227

     Bois d’Arc Energy has three classes of membership units — class A, class B and class C units. Class A units represent an interest in the capital of the Company but no interest in the profits of the Company and have voting rights. Class B units represent an interest in the capital and profits of the Company and have no voting or other decision-making rights except as required by applicable law. Class C units represent an interest only in the profits of the Company and have no voting or other decision-making rights except as required by applicable law.

(2) Summary of Significant Accounting Policies

     Accounting policies used by Bois d’Arc Energy reflect oil and gas industry practices and conform to accounting principles generally accepted in the United States of America.

  Basis of Presentation

     The accompanying financial statements reflect the combined operations of the Bois d’Arc Energy Predecessors which commenced operations as a joint venture on December 9, 1997 with the formation of Comstock Offshore, its acquisition of certain oil and natural gas properties from a predecessor of Bois d’Arc and the establishment of the joint exploration venture. The Bois d’Arc Energy Predecessors combined their respective Gulf of Mexico offshore properties into the Company, a newly formed limited liability company. Comstock Offshore and Bois d’Arc Resources have conducted joint exploration activities over the last six and one-half years and have interests in the same offshore properties. The ownership in the Company is based on the relative values of the properties that each entity contributed at the time of formation, approximately 59.9% by Comstock and 40.1% by the Bois d’Arc Participants. The Company’s operating agreement provides that the board is to be composed of four persons, two of which are appointed by Comstock Offshore and two of which are appointed by the Bois d’Arc Participants. A majority of the board of managers is required to take any action of the board of managers (thereby requiring at least one of the managers appointed by the other group to effect any decision), and all significant matters require unanimous consent of the managers. Accordingly, the Company is jointly controlled and managed. There is an ongoing interest of both companies in the partnership and a sharing of management.

     The substance of the formation of the Company was that these companies pooled their separate interests in various properties for a single interest in an entity (the Company) that holds all of their separate offshore properties. Management of the resulting joint venture is consistent with that in place during the term of the joint exploration venture. The Company has continued to account for Comstock Offshore and Bois d’Arc Resources as a joint venture and the net assets of the predecessors were recorded at historical cost on the formation. The accompanying combined financial statements of the Bois d’Arc Energy Predecessors present the financial condition and results of operations of Comstock Offshore and the Bois d’ Arc Participants as they relate to the properties contributed to the Company on a combined basis.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

  Principles of Consolidation

     The consolidated financial statements include the accounts of Bois d’Arc Energy and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for its undivided interest in properties using the proportionate consolidation method, whereby its share of assets, liabilities, revenues and expenses are included in its consolidated financial statements.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. Changes in the future estimated oil and natural gas reserves or the estimated future cash flows attributable to the reserves that are utilized for impairment analysis could have a significant impact on the future results of operations.

  Concentration of Credit Risk and Accounts Receivable

     Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. Bois d’Arc Energy places its cash with high credit quality financial institutions and its derivative financial instruments with financial institutions and other firms that management believes have high credit rating. Substantially all of Bois d’Arc Energy’s accounts receivable are due from either purchasers of oil and natural gas or participants in oil and natural gas wells for which Bois d’Arc Energy serves as the operator. Generally, operators of oil and natural gas wells have the right to offset future revenues against unpaid charges related to operated wells. Oil and gas sales are generally unsecured. The Company’s credit losses consistently have been within management’s expectations. Bois d’Arc Energy has not had any credit losses in the past and believes its accounts receivable are fully collectable. Accordingly, no allowance for doubtful accounts has been provided.

  Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, other current assets and accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments.

  Property and Equipment

     Bois d’Arc Energy follows the successful efforts method of accounting for its oil and gas properties. Acquisition costs for proved oil and gas properties, costs of drilling and equipping productive wells and costs of unsuccessful development wells are capitalized and amortized on an equivalent unit-of-production basis over the life of the remaining related oil and natural gas reserves. Equivalent units are determined by converting oil to natural gas at the ratio of six barrels of oil for one thousand cubic feet of natural gas. Wells sharing common production platforms and facilities comprise the cost centers which are used for amortization purposes. The estimated future costs of dismantlement, restoration and abandonment are included in the combined balance sheets in the reserve for future abandonment costs and expensed as part of depreciation, depletion and amortization expense. Costs incurred to acquire oil and gas leases are capitalized. Unproved oil and natural gas properties are periodically assessed and any impairment in value is charged to exploration expense. The costs of unproved properties which are determined to be productive are transferred to proved oil and natural gas properties and amortized on an equivalent unit-of-production basis. Exploratory expenses, including geological and geophysical expenses and delay rentals for unevaluated oil and natural gas properties, are charged to expense as incurred. Exploratory drilling costs are initially capitalized as unproved property but charged to expense if and when the well is determined not to have found proved oil and natural gas reserves. In accordance with Statement of Financial Accounting Standards No. 19, exploratory drilling costs are evaluated within a one-year period after the completion of drilling.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

     In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), Bois d’Arc Energy assesses the need for an impairment of the costs capitalized of its oil and gas properties on a property or cost center basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognized to the extent that net capitalized costs exceed discounted expected future cash flows based on escalated prices. In 2003, Bois d’Arc Energy had a $0.5 million impairment of its oil and gas properties which primarily related to some minor valued fields where an impairment was indicated based on estimated future cash flows attributable to the fields’ estimated proved oil and natural gas reserves. There were no indications of impairment in 2002 or 2004. Other property and equipment consists primarily of work boats, computer equipment and furniture and fixtures which are depreciated over estimated useful lives ranging from three to ten years on a straight-line basis.

  Segment Reporting

     Bois d’Arc Energy presently operates in one business segment, the exploration and production of oil and natural gas in the Gulf of Mexico.

  Major Purchasers

     From Inception through December 31, 2004, Bois d’Arc Energy had two purchasers of its oil and natural gas production which individually accounted for 10% or more of total oil and gas sales, such purchasers accounted for 46% and 37% of total oil and gas sales, respectively. For the period from January 1, 2004 to July 15, 2004 the same purchasers accounted for 42% and 41% of total oil and gas sales, respectively. In 2003, Bois d’Arc Energy had three purchasers of its oil and natural gas production which individually accounted for 10% or more of total oil and gas sales. Such purchasers accounted for 32%, 24% and 23% of total 2003 oil and gas sales, respectively. In 2002, Bois d’Arc Energy had five purchasers that accounted for 21%, 20%, 16%, 15% and 15% of total 2002 oil and gas sales, respectively.

  Revenue Recognition and Gas Balancing

     Bois d’Arc Energy utilizes the sales method of accounting for natural gas revenues whereby revenues are recognized based on the amount of gas sold to purchasers. The amount of gas sold may differ from the amount to which the Company is entitled based on its revenue interests in the properties. Bois d’Arc Energy did not have any significant imbalance positions at December 31, 2002, 2003 or 2004.

  General and Administrative Expense

     General and administrative expense is reduced by operating fee income received by the Company, as follows:

			Period from January	Period from
			1, 2004	Inception to
	Year Ended December 31,		to July 15,	December 31,
	2002	2003	2004	2004
		(In thousands)
General and administrative expense	$4,686	$6,266	$3,514	$4,303
Operating fee income	(2,086)	(2,785)	(2,064)	(1,662)

General and administrative expense, net	$2,600	$3,481	$1,450	$2,641

     The operating fee income is a reimbursement of the Company’s general and administrative expense. As the parent of Comstock Offshore, Comstock provided certain general and administrative services for Comstock Offshore. The allocation of Comstock’s general and administrative services to Comstock Offshore by Comstock was based on the percentage of sales of Comstock Offshore as compared to the consolidated sales of all of Comstock’s subsidiaries. Management of Comstock believes this allocation method is reasonable and appropriate for attributing corporate overhead costs to the activities of its operating subsidiaries. Management

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

estimates that the allocated costs would have been similar if Comstock Offshore had operated as an unaffiliated entity. The accompanying financial statements include $2.6 million, $3.7 million and $2.2 million of general and administrative expense allocated to Comstock Offshore by Comstock for 2002, 2003 and 2004, respectively.

     General and administrative expenses for the period from Inception to December 31, 2004, include $120,000 paid by Bois d’Arc Energy to Comstock for accounting services under a service agreement.

  Equity-based Compensation

     The Company follows the fair value based method prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) in accounting for equity-based compensation. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the award vesting period.

  Income Taxes

     The Bois d’Arc Energy Predecessors are either individuals or partnerships or limited liability companies that pass through their taxable income to their owners. Bois d’Arc Energy is a limited liability company that passes through its taxable income to its unit owners. Accordingly, no provision for federal or state corporate income taxes has been made in the accompanying financial statements.

  Comprehensive Income

     Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There is no difference between comprehensive income and reported income.

  Statements of Cash Flows

     For the purpose of the combined and consolidated statements of cash flows, Bois d’Arc Energy considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Asset Retirement Obligations

     The Company adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”) “Accounting for Asset Retirement Obligations,” effective January 1, 2003. This statement requires that a liability is to be recognized in the period in which an asset retirement obligation (“ARO”) is incurred, in an amount equal to the discounted estimated fair value of the obligation that is capitalized. Thereafter, this liability is accreted up to the final retirement cost.

     The adoption of SFAS 143 effective January 1, 2003 by the Company resulted in a cumulative effect adjustment to record (i) a $4.5 million decrease in the carrying value of oil and gas properties, (ii) a $1.2 million decrease in accumulated depreciation, depletion and amortization, (iii) a $2.6 million decrease in reserve for future abandonment, and (iv) a loss of $739,000, which was reflected as the cumulative effect of a change in accounting principle.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

     The following pro forma data summarizes net income for the years ended December 31, 2002 and 2003 as if Bois d’Arc Energy had adopted the provisions of SFAS 143 on December 31, 2001, including its aggregate pro forma asset retirement obligations on that date of $7.2 million.

	Year Ended December 31,
	2002	2003
	(In thousands)
Net income, as reported	$10,057	$51,929
Pro forma adjustments to reflect retroactive adoption of SFAS 143	(739)	739

Pro forma net income	$9,318	$52,668

     Bois d’Arc Energy’s primary asset retirement obligations relate to future plugging and abandonment expenses on its oil and gas properties and related facilities disposal. The following table summarizes the changes in Bois d’Arc Energy’s total estimated liability:

				Period from
			Period from	Inception to
	Year Ended December 31,		January 1, 2004	December
	2002	2003	to July 15, 2004	31, 2004
	(In thousands)
Beginning asset retirement obligations	$9,404	$20,395	$24,876	$26,443
Cumulative effect adjustment	—	(2,560)	—	—
New wells placed on production and changes in estimates	711	444	770	1,566
Acquisition liabilities assumed	10,145	6,324	797	—
Liabilities settled	—	(680)	—	(591)
Accretion expense	135	953	—	835

Ending asset retirement obligations	$20,395	$24,876	$26,443	$28,253

   New Accounting Standards

     On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement 123 (revised 2004), “Share-Based Payment” (“SFAS 123 R”) that requires compensation costs related to share-based payment transactions (issuance of stock options and restricted stock) to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is to be measured based on the grant date fair value of the equity or liability instruments issued. Compensation cost is recognized over the period that an employee provides service in exchange for the award. Statement 123 R replaces SFAS 123, “Accounting for Stock-Based Compensation”, and supersedes APB25. SFAS 123 R is effective for the first reporting period after June 15, 2005. Entities that use the fair-value-based method for either recognition or disclosure under SFAS 123 are required to apply SFAS 123 R using a modified version of prospective application whereby the entity is required to record compensation expense for all awards it grants after the date of adoption and the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company used a fair value-based measure in connection with its incentive plan awards on formation. Therefore, SFAS 123 R will not have a significant impact on the Company.

     On December 16, 2004, the FASB issued Statement 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, to clarify the accounting for nonmonetary exchanges of similar productive assets. SFAS 153 provides a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement will be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

(2) Acquisitions

     In December 2002, the Bois d’Arc Energy Predecessors acquired working interests in the Ship Shoal 113 Unit for $7.8 million. The acquisition included interests in 26 producing wells, 11.7 net wells, and seven production facilities in the Gulf of Mexico. In October 2003, the Bois d’Arc Energy Predecessors acquired an additional working interest in the Ship Shoal 113 Unit for $4.6 million.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

(3) Bank Loan

     Bois d’Arc Resources, Ltd. entered into a loan agreement with a bank in January 2000. The loan agreement provided for borrowings of up to $14.0 million, which was to be repaid in twenty-four equal monthly installments beginning on April 1, 2004. Interest was payable monthly at the bank’s prime rate plus 1/2%. The loan was refinanced on July 16, 2004, in connection with the formation of Bois d’Arc Energy with borrowings under the credit facility provided to the Company by Comstock.

(4) Payable to Parent Company

     Comstock made advances to Comstock Offshore to fund Comstock Offshore’s acquisition, development and exploration activities. There were no repayment terms established by Comstock for its wholly-owned subsidiary. Interest expense has been included in the accompanying financial statements on the advances made to Comstock Offshore based on Comstock’s average interest costs under its bank credit facility. The accompanying financial statements include interest expense of $10.1 million, $9.0 million and $4.2 million in 2002 and 2003 and the period from January 1, 2004 to July 15, 2004, respectively, related to the advances from Comstock to Comstock Offshore. The payable to Comstock was refinanced in its entirety on the date of the Company’s formation by the contribution of $262.5 million to the equity of the Company and by $83.2 million in borrowings under the Company’s $200.0 million credit facility provided by Comstock, which matures on April 1, 2006. Accordingly, these amounts were presented as long-term in the accompanying balance sheets.

     In connection with the formation of the Company, Comstock provided a revolving line of credit to Bois d’Arc Energy with a maximum outstanding amount of $200.0 million. Approximately $152.3 million was borrowed on the line of credit to repay the liabilities assigned to the Company at its formation, including the $83.2 million payable to Comstock, $13.5 million of advances made by Comstock Offshore and Bois d’Arc under the joint exploration venture and $55.7 million to refinance the bank loan and other obligations of the Bois d’Arc Participants. Borrowings under the credit facility bear interest at the Company’s option at either LIBOR plus 2% or the base rate (which is the higher of the prime rate or the federal funds rate) plus 0.75%. The credit facility matures on April 1, 2006. Interest expense of $2.7 million was charged by Comstock under the credit facility during the period from Inception to December 31, 2004.

     Bois d’Arc Energy expects to refinance the amounts outstanding under the credit facility provided by Comstock. The refinancing may include an initial public offering of its common stock, depending on market conditions and various other factors. If Bois d’Arc Energy does not complete a financing transaction which generates sufficient proceeds to repay all of the amounts outstanding under the line of credit with Comstock by June 1, 2005 (or such later date as is determined by Bois d’Arc Energy’s board of managers), Bois d’Arc Energy will be dissolved and liquidated in a manner designed to put the contributors in a position as near as possible to the same economic position that the contributors would have been in if the contributors had never formed Bois d’Arc Energy and instead had continued to own their portion of the respective properties individually.

(5) Members’ Equity

     Bois d’Arc Energy has three classes of membership units – class A, class B and class C units. Class A units represent an interest in the capital of the Company but no interest in the profits of the Company and have voting rights. Class B units represent an interest in the capital and profits of the Company and have no voting or other decision-making rights except as required by applicable law. Class C units represent an interest only in the profits of the Company and have no voting or other decision-making rights except as required by applicable law.

(6) Long-term Incentive Plan

     On July 16, 2004, the unit holders approved the 2004 Long-term Incentive Plan (the “Incentive Plan”) for management including officers, directors, employees and consultants. The Incentive Plan authorizes the grant of non-qualified options to purchase class B units and the grant of restricted class C units. The following table summarizes the options to purchase class B units that have been awarded under the Incentive Plan and were outstanding at December 31, 2004:

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Number of
Exercise	Options Granted and	Weighted Average	Number of
Price	Outstanding	Remaining Life	Options Exercisable
(years )
$6.00	2,800,000	9.5	— (1)

(1)	The options vest over a five year period.

     Also under the Incentive Plan, certain officers, managerial employees and consultants were granted a right to receive class C units without cost to the recipient. The restrictions on the class C units lapse over a five year period. The class C units are entitled to participate in the appreciation of the Company’s value and can convert to a maximum of one-half of a class B unit. As of December 31, 2004 restricted class C unit awards were outstanding for 4,290,000 units. These class C units could convert to a maximum of 2,145,000 class B units based on the future value of the Company.

     The Company follows the fair value based method prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) in accounting for equity-based compensation. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the award vesting period. The fair value of the Incentive Plan awards was initially determined by the Board of Managers as $2.90 per option to acquire the class B units and $3.00 per class C unit.

     In connection with the preparation of the financial statements, the Board of Managers reassessed the fair value of the Incentive Plan awards. The result of the new valuation was to increase the fair value of the class B unit at the issuance date from $6.00 per unit to $8.42 per unit. Using the Black-Scholes option pricing model the value of the options to purchase class B units was determined to be $4.55 per option using the following assumptions: (a) exercise price of $6.00 per unit, (b) fair value on the date of issuance of $8.42 per unit, (c) dividend yield of 0%, (d) expected volatility of 29.8%, (e) risk-free interest rate of 4.0% and (f) expected life of 7.5 years.

     The fair value of the class C units was determined to be $3.40 per unit based on the reassessed fair value of the class B units. Equity-based compensation expense of $2.5 million was recognized in 2004 for the Incentive Plan awards and is included in general and administrative expenses in the accompanying statement of operations.

(7) Retirement Plan

     Bois d’Arc Energy has a 401(k) profit sharing plan which covers all of its employees. At its discretion, the Company may match a certain percentage of the employees’ contributions to the plan. The matching percentage is determined annually by the Board of Managers. Bois d’Arc Energy’s matching contributions to the plan were $8,000 in 2004.

(8) Commitments and Contingencies

   Guarantees of Comstock Debt

     In consideration for the $200.0 million credit facility being provided by Comstock, Bois d’Arc Energy and each of its subsidiaries agreed to become guarantors of Comstock’s 6-7/8% senior notes due 2012, of which $175.0 million principal amount is outstanding. Bois d’Arc Energy is also a guarantor of and has agreed to pledge substantially all of its assets with respect to Comstock’s $400.0 million bank credit facility. The bank credit facility is a four-year revolving credit commitment that matures on February 25, 2008. At December 31, 2004, Comstock had $228.0 million outstanding under this credit facility. Borrowings under the credit facility are limited to a borrowing base that was $300.0 million as of December 31, 2004.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

   Contingencies

     From time to time, Bois d’Arc Energy is involved in certain litigation that arises in the normal course of its operations. The Company does not believe the resolution of these matters will have a material effect on the Company’s financial position or results of operations.

   Lease Commitments

     Beginning on May 1, 2005 the Company will rent office space under a noncancelable lease that expires on April 30, 2012. Rent expense for 2004 was $88,000. Minimum future payments under the lease are as follows:

(In thousands)
2005	$226
2006	343
2007	348
2008	353
2009	369
Thereafter	894

$2,533

(9) Related Party Transactions

     An entity owned by the spouse of Wayne L. Laufer, one of the principals of Bois d’Arc, provided accounting services to Bois d’Arc under a service agreement. Bois d’Arc paid this entity $558,000, $688,000 and $494,000 for accounting services in 2002, 2003 and 2004, respectively. In connection with the formation of Bois d’Arc Energy, this agreement was terminated which resulted in a termination fee of $1.2 million that is payable in monthly installments over a two year period that commenced in October 2004. Bois d’Arc Energy entered into a new service agreement with Comstock pursuant to which Comstock provides accounting services for $240,000 annually beginning in July 2004.

(10) Oil and Gas Producing Activities

     Set forth below is certain information regarding the aggregate capitalized costs of oil and gas properties and costs incurred by Bois d’Arc Energy for its oil and gas property acquisition, development and exploration activities:

   Capitalized Costs

	As of December 31,
	2003	2004
	(In thousands)
Proved properties	$603,942	$735,630
Unproved properties	7,823	8,566
Accumulated depreciation, depletion and amortization	(199,039)	(233,243)

	$412,726	$510,953

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

   Costs Incurred

			Period from	Period from
			January 1,	Inception to
	Year Ended December 31,		2004 to July	December
	2002	2003	15, 2004	31, 2004
	(In thousands)
Property acquisitions:
Proved properties	$7,780	$4,613	$715	$—
Unproved properties	562	1,438	2,049	120
Development costs	18,861	42,140	50,354	29,890
Exploration costs	41,015	51,452	31,298	30,261
Capitalized asset retirement costs	10,856	6,089	797	975

	$79,074	$105,732	$85,213	$61,246

   Results of Operations for Oil and Gas Producing Activities

     The following table includes revenues and expenses associated directly with Bois d’Arc Energy’s oil and natural gas producing activities. The amounts presented do not include any allocation of Bois d’Arc Energy’s interest costs or general corporate overhead and, therefore, are not necessarily indicative of the contribution to net earnings of Bois d’Arc Energy’s oil and gas operations.

			Period from	Period from
			January 1,	Inception to
	Year Ended December 31,		2004 to July	December
	2002	2003	15, 2004	31, 2004
	(In thousands)
Oil and gas sales	$76,067	$133,450	$70,341	$72,721
Operating expenses:
Oil and gas operating	(14,725)	(22,290)	(15,233)	(16,602)
Exploration	(5,458)	(800)	(2,676)	(12,040)
Depreciation, depletion and amortization	(32,490)	(44,085)	(22,831)	(21,623)
Impairment	—	(500)	—	—

Income	$23,394	$65,775	$29,601	$22,456

(11) Exploration Venture

     On July 31, 2001, Comstock Offshore entered into a new exploration agreement with Bois d’Arc, which replaced the exploration agreement entered into on December 8, 1997 between the parties. The 2001 exploration agreement continued a joint exploration program between Comstock Offshore and Bois d’Arc covering the state coastal waters of Louisiana and Texas and corresponding federal offshore waters in the Gulf of Mexico. Under the joint exploration venture, Bois d’Arc generated exploration prospects in the Gulf of Mexico utilizing 3-D seismic data and its extensive geological expertise in the region. Comstock Offshore advanced 100% of the funds for the acquisition of 3-D seismic data and leases. The amounts advanced by Comstock Offshore for leasehold and seismic data acquisitions were recorded as unevaluated properties and as exploration expense as the reimbursements or repayment of such advances by Bois d’Arc were not unconditional. The collection of the advances was subject to a drillable prospect being developed that Comstock Offshore, Bois d’Arc or other third parties would agree to drill. For each drillable prospect generated under the exploration venture, Comstock Offshore was reimbursed for all previously advanced costs and was entitled to a 40% non-promoted working interest in the prospect. The remaining interest in the prospect was retained by Bois d’Arc. Bois d’Arc sold a portion of the prospect interest to unrelated entities. In connection with the formation of Bois d’Arc Energy, the exploration agreement was terminated and Comstock Offshore and Bois d’Arc were reimbursed $12.7 million and $0.8 million, respectively, for advances made for undrilled prospects.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

     Under the exploration agreement, the principals of Bois d’Arc had the opportunity to earn warrants to purchase up to 1,620,000 shares of common stock of Comstock. Warrants to purchase 60,000 shares were earned for each prospect that resulted in a successful discovery. The exercise price on the warrants was determined based on the current market price for Comstock’s common stock on a semi-annual basis each year that the venture was in existence. The principals of Bois d’Arc earned warrants under the exploration agreement to purchase an aggregate of 240,000, 900,000 and 240,000 shares of Comstock’s common stock in 2002 and 2003 and the period from January 1, 2004 to July 15, 2004, respectively. The value of the warrants based on the Black-Scholes option pricing model was $5.36 per share or an aggregate of $1.3 million in 2002, $8.36 per share or $7.5 million in 2003, and $9.69 per share or $2.3 million for the period from January 1, 2004 to July 15, 2004. Such amounts were capitalized by Comstock Offshore as a cost of oil and gas properties. The principals of Bois d’Arc also earned warrants during the period of January 1998 through April 2001 to purchase 600,000 shares of Comstock’s common stock at $14.00 per share under the prior exploration agreement. The value of these warrants based on the Black-Scholes option pricing model was $9.97 per share. The estimated value of $6.0 million for the warrants earned under the prior exploration agreement was also capitalized as a cost of oil and gas properties in 1998 through 2001. Comstock Offshore included the value of these warrants in its payable to parent company.

(12) Oil and Gas Reserves Information (Unaudited)

     Set forth below is a summary of the changes in Bois d’Arc Energy’s net quantities of crude oil and natural gas reserves for each of the years ended December 31, 2002 and 2003 and the period from January 1, 2004 to July 15, 2004 and the period from July 16, 2004 to December 31, 2004:

					Period from January 1, 2004		Period from Inception
	2002		2003		to July 15, 2004		to December 31, 2004
	Oil	Gas	Oil	Gas	Oil	Gas	Oil	Gas
	(Mbbls)	(MMcf)	(MBbls)	(MMcf)	(MBbls)	(MMcf)	(MBbls)	(MMcf)
Proved Reserves:
Beginning of year	12,869	114,369	18,350	143,157	19,518	204,744	18,436	183,887
Revisions of previous estimates	(33)	(7,926)	(1,620)	(2,024)	(845)	(39,298)	(623)	2,880
Extensions and discoveries	3,677	29,956	2,919	70,193	595	24,708	1,698	12,076
Purchases of minerals in place.	2,870	21,551	1,330	8,649	—	—	—	—
Production	(1,033)	(14,793)	(1,461)	(15,231)	(832)	(6,267)	(779)	(5,908)

End of year	18,350	143,157	19,518	204,744	18,436	183,887	18,732	192,935

Proved Developed Reserves:
Beginning of year	9,701	90,196	12,374	96,320	14,185	152,915	14,214	161,297

End of year	12,374	96,320	14,185	152,915	14,214	161,297	14,278	167,730

     The following table sets forth the standardized measure of discounted future net cash flows relating to proved reserves at December 31, 2002, 2003 and 2004:

	2002	2003	2004
Cash Flows Relating to Proved Reserves:
Future Cash Flows	$1,267,771	$1,911,143	$1,949,678
Future Costs:
Production	(174,339)	(239,103)	(331,887)
Development and Abandonment	(104,908)	(135,709)	(124,121)

Future Net Cash Flows	988,524	1,536,331	1,493,670
10% Discount Factor	(333,154)	(472,282)	(496,946)

Standardized Measure of Discounted Future Net Cash Flows	$655,370	$1,064,049	$996,724

     No income taxes have been deducted because the Bois d’Arc Energy Predecessors are either individuals or partnerships or limited liability companies that pass through their taxable income to their owners.

BOIS D’ARC ENERGY, LLC
BOIS D’ARC ENERGY, LLC PREDECESSORS

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(continued)

     The following table sets forth the changes in the standardized measure of discounted future net cash flows relating to proved reserves for the years ended December 31, 2002 and 2003 and the period from January 1, 2004 to July 15, 2004 and the period from July 16, 2004 to December 31, 2004:

			Period from January	Period from
			1, 2004 to	Inception to
	2002	2003	July 15, 2004	December 31, 2004
		(In thousands)
Standardized Measure, Beginning of Period	$261,354	$655,370	$1,064,049	$993,124
Net Change in Sales Price, Net of Production Costs	241,118	116,656	15,659	29,256
Development Costs Incurred During the Period Which Were Previously Estimated	18,861	28,508	50,354	19,523
Revisions of Quantity Estimates	(22,979)	(39,371)	(134,727)	(3,119)
Accretion of Discount	26,136	65,537	53,203	49,656
Changes in Future Development and Abandonment Costs	(17,410)	(18,269)	(22,097)	(11,274)
Extensions and Discoveries	131,495	319,652	90,215	90,093
Purchases of Reserves in Place	92,974	56,311	—	—
Sales, Net of Production Costs	(61,342)	(111,160)	(55,108)	(56,119)
Changes in Timing of Production	(14,837)	(9,185)	(68,424)	(114,416)

Standardized Measure, End of Period	$655,370	$1,064,049	$993,124	$996,724

     The estimates of proved oil and gas reserves utilized in the preparation of the financial statements were estimated by Lee Keeling and Associates, Inc., independent petroleum consultants, in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared under existing economic and operating conditions with no provision for price and cost escalation except by contractual agreement. All of Bois d’Arc Energy’s reserves are located offshore in the federal and state waters of the Gulf of Mexico.

     Future cash inflows are calculated by applying year-end prices adjusted for transportation and other charges to the year-end quantities of proved reserves, except in those instances where fixed and determinable price changes are provided by contractual arrangements in existence at year-end.

     Bois d’Arc Energy’s average year-end prices used in the reserve estimates were as follows:

	2002	2003	2004
Crude Oil (Per Barrel)	$30.33	$31.50	$42.14
Natural Gas (Per Mcf)	$4.97	$6.33	$6.01

     Future development and production costs are computed by estimating the expenditures to be incurred in developing and producing proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

BOIS D’ARC ENERGY, INC.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

     Following are our unaudited pro forma financial statements as of and for the year ended December 31, 2004. The unaudited pro forma balance sheet assumes that the offering and the related transactions occurred as of December 31, 2004, and the unaudited pro forma statement of operations assumes that the offering and related transactions occurred on January 1, 2004. Transaction adjustments are presented in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements and accompanying notes should be read together with the historical combined and consolidated financial statements and related notes included elsewhere in this prospectus.

     Upon our conversion to a corporation, options to purchase class B units will be converted into options exercisable for an identical number of shares of our common stock, and each class C unit will convert into a maximum of one-half of one share of our common stock.

     The pro forma financial statements reflect the following transactions:

•	our conversion from a limited liability company to a corporation;

•	our public offering of 12,000,000 shares of common stock at the initial public offering price of $13.50 per share resulting in aggregate gross proceeds to us of $162.0 million; and

•	the payment of underwriting fees and commissions, and other fees and expenses associated with the offering, expected to be approximately $12.8 million.

     The pro forma statement of operations assumes our formation occurred on January 1, 2004. The pro forma balance sheet and the pro forma statement of operations were derived by adjusting the historical financial statements of Bois d’Arc Energy and the Bois d’Arc Energy Predecessors. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of this offering as contemplated. The pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Bois d’Arc Energy, Inc. had this offering actually been completed as of the dates indicated. Moreover, the statements do not project the financial position or results of operations of Bois d’Arc Energy, Inc. for any future date or periods.

BOIS D’ARC ENERGY, INC.

UNAUDITED PRO FORMA BALANCE SHEET
December 31, 2004

ASSETS

	Bois d’Arc
	Energy,	Capitalization		Offering
	LLC	Adjustments		Adjustments		Pro Forma
	(In thousands)
Cash and Cash Equivalents	$2,416	$(10	)(f)	$162,000	(j)	$4,016
				(12,324	)(k)
				(148,066	)(l)
Accounts Receivable:
Oil and gas sales	9,140	—		—		9,140
Joint interest operations	5,558	—		—		5,558
Other Current Assets	1,476	—		—		1,476

Total current assets	18,590	(10)		1,610		20,190

Property and Equipment:
Proved properties	291,227	—		—		291,227
Unproved properties	8,566	—		—		8,566
Oil and gas properties	444,403	—		—		444,403
Accumulated depreciation, depletion and amortization	(233,243)	—		—		(233,243)

Net oil and gas properties	510,953	—		—		510,953
Other property and equipment	524	—		—		524
Other Assets	516	—		(516	)(k)	—

	$530,583	$(10)		$1,094		$531,667

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts Payable and Accrued Expenses	$20,103	$—		$—		$20,103
Accrued Expenses	14,676	—		—		14,676

Total current liabilities	34,779	—		—		34,779

Payable to Parent Company	148,066	—		(148,066	)(l)	—

Deferred Taxes Payable	—	112,437	(h)	—		112,437
Reserve for Abandonment Costs	28,253	—		—		28,253

Stockholders’ Equity:
Class A units	10	(10	)(f)	—		—
Class B units	304,227	(304,227	)(g)	—		—
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—		—		—
Common stock, $.01 par value, 100,000,000 shares authorized, no shares issued and outstanding actual; and 62,000,000 shares issued and outstanding as adjusted	—	500	(g)	120	(j)	620

Additional paid-in capital	—	303,727	(g)	161,880	(j)	340,330
		(112,437	)(h)	(12,840	)(k)
Retained earnings	15,248					15,248

Total stockholders’ equity	319,485	(112,447)		149,160		356,198

	$530,583	$(10)		$1,094		$531,667

See accompanying notes to unaudited pro forma financial statements

BOIS D’ARC ENERGY, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Year Ended December 31, 2004

		Combined
		Predecessors and
	Bois d’Arc	Bois d’Arc	Capitalization		Offering
	Predecessors	Energy, LLC	Adjustments		Adjustments		As Adjusted
	(In thousands, except per share amounts)
Oil and gas sales	$70,341	$72,721	$—		$—		$143,062
Expenses:
Oil and gas operating	15,233	16,602	—		—		31,835
Exploration	2,676	12,040	—		—		14,716
Depreciation, depletion and amortization	22,831	21,761	—		—		44,592
General and administrative, net	1,450	2,641	(2,159	)(a)	—		5,145
			3,213	(b)

	42,190	53,044	1,054		—		96,288

Income from operations	28,151	19,677	(1,054)		—		46,774

Interest income	75	74	—		—		149
Interest expense	(4,453)	(2,665)	4,453	(c)	5,036	(m)	—
			(2,371	)(d)
Formation costs	—	(1,838)	1,838	(e)	—		—

Income before income taxes	23,773	15,248	2,866		5,036		46,923
Provision for income taxes	—	—	(14,660	)(i)	(1,763	)(n)	(16,423)

Net Income	$23,773	$15,248	$(11,794)		$3,273		$30,500

Income per share:
Basic							$0.49

Diluted							$0.49

Shares outstanding:
Basic							62,000

Diluted							62,790	(o)

See accompanying notes to unaudited pro forma financial statements

BOIS D’ARC ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1) Pro Forma Adjustments —

     The pro forma financial statements reflect the following transactions:

•	our conversion from a limited liability company to a corporation at the closing of the offering;

•	our public offering of 12,000,000 shares of common stock at an initial public offering price of $13.50 per share resulting in aggregate gross proceeds to us of $162.0 million; and

•	the payment of underwriting fees and commissions, and other fees and expenses associated with the offering, expected to be approximately $12.8 million.

Formation of Bois d’Arc Energy, LLC

     (a) To eliminate the general and administrative expenses allocated by Comstock and Comstock Offshore prior to the formation of Bois d’Arc Energy.

     (b) To reflect the estimated increase in general and administrative expenses attributable to the salaries of the executive officers and the compensation expense associated with the Long-term Incentive Plan and to reflect the costs of the new services agreement between Bois d’Arc Energy and Comstock.

     (c) To eliminate the interest expense on the payable to Comstock and the bank loan, which was refinanced in connection with the formation of the Company.

     (d) To record interest expense on borrowings from Comstock incurred in connection with the formation.

     (e) To eliminate formation costs.

Conversion to a Corporation

     (f) To reflect the redemption of the class A units for cash.

     (g) To reflect the one for one exchange of the class B units for shares of common stock.

     (h) To reflect the deferred tax liability on the assets and liabilities contributed to the Company.

     (i) To record a provision for income taxes at the statutory tax rate of 35%.

The Offering

     (j) To reflect the proceeds of $162.0 million from the issuance and sale of 12,000,000 shares of common stock at the initial offering price of $13.50 per share.

     (k) To reflect the payment of underwriters’ discounts and commissions of $11.3 million and estimated offering expenses of $1.5 million.

     (l) To reflect the repayment of the borrowings from Comstock with the proceeds of this offering.

     (m) To eliminate interest expense on the borrowings from Comstock.

     (n) To reflect the income tax provision related to adjustment (m) at the statutory tax rate of 35%.

     (o) Diluted shares include the pro forma common stock equivalents related to awards made under the Long-term Incentive Plan as reflected in adjustment (b).

(2) Standardized Measure of Future Net Cash Flows Related to Proved Reserves —

     The following present the standardized measure of discounted future net cash flows pro forma for the conversion of Bois d’Arc Energy, LLC to a corporation:

	As of December 31, 2004
		Capitalization
	Historical	Adjustments	Pro Forma
		(In thousands)
Cash Flows Relating to Proved Reserves:
Future Cash Flows	$1,949,678	$—	$1,949,678
Future Costs:
Production	(331,887)	—	(331,887)
Development and Abandonment	(124,121)	—	(124,121)
Future Income Taxes	—	(459,381)	(459,381)

Future Net Cash Flows	1,493,670	(459,381)	1,034,289
10% Discount Factor	(496,946)	151,044	(345,902)

Standardized Measure of Discounted Future Net Cash Flows	$996,724	$(308,337)	$688,387

GLOSSARY OF OIL AND NATURAL GAS TERMS

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and this report. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf to one barrel.

     “Bbl” means a barrel of 42 U.S. gallons of oil.

     “Bcf” means one billion cubic feet of natural gas.

     “Bcfe” means one billion cubic feet of natural gas equivalent.

     “Completion” means the installation of permanent equipment for the production of oil or gas.

     “Condensate” means a hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is produced and is similar to crude oil.

     “Development well” means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     “Exploratory well” means a well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new productive reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

     “Gross” when used with respect to acres or wells refers to the total acres or wells in which we or another specified person has a working interest.

     “MBbls” means one thousand barrels of oil.

     “Mcf” means one thousand cubic feet of natural gas.

     “Mcfe” means thousand cubic feet of natural gas equivalent.

     “MMcf” means one million cubic feet of natural gas.

     “MMcfe” means one million cubic feet of natural gas equivalent.

     “Net” when used with respect to acres or wells, refers to gross acres or wells multiplied, in each case, by the percentage working interest owned by us.

     “Net production” means production we own less royalties and production due others.

     “Oil” means crude oil or condensate.

     “Operator” means the individual or company responsible for the exploration, development, and production of an oil or gas well or lease.

     “Proved developed reserves” means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     “Proved developed non-producing” means reserves (i) expected to be recovered from zones capable of producing but which are shut-in because no market outlet exists at the present time or whose date of connection to a pipeline is uncertain or (ii) currently behind the pipe in existing wells, which are considered proved by virtue of successful testing or production of offsetting wells.

A-1

     “Proved developed producing” means reserves expected to be recovered from currently producing zones under continuation of present operating methods. This category may also include recently completed shut-in gas wells scheduled for connection to a pipeline in the near future.

     “Proved reserves” means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

     “Proved undeveloped reserves” means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     “PV-10 Value” means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with the Securities and Exchange Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     “Recompletion” means the completion for production of an existing well bore in another formation from which the well has been previously completed.

     “Reserve life” means the calculation derived by dividing year-end reserves by total production in that year.

     “Royalty” means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     “3-D seismic” means an advanced technology method of detecting accumulations of hydrocarbons identified by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

     “Working interest” means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner’s royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production

A-2

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

TULSA OFFICE	HOUSTON OFFICE
First Place Tower	Kellogg Brown and Root Tower
15 East Fifth Street • Suite 3500	601 Jefferson Ave. • Suite 3690
Tulsa, Oklahoma 74103-4350	Houston, Texas 77002-7912
(918) 587-5521 • Fax: (918) 587-2881	(713) 651-8006 • Fax: (281) 754-4934

February 18, 2005

Bois d’Arc Energy, LLC
600 Travis Street, Suite 6275
Houston, Texas 77002

Attention:	Mr. Wayne L. Laufer
Chief Executive Officer

		Re:	Appraisal
Bois d’Arc Energy, LLC
Offshore Properties
Constant Prices and Expenses

Gentlemen:

     In accordance with your request, we have prepared an appraisal of the interests owned by Bois d’Arc Energy, LLC (“Bois d’Arc”) in oil and gas properties located in the Gulf of Mexico. The effective date of the appraisal is December 31, 2004, and the results are summarized as follows:

	Estimated Remaining		Net Gas*
	Net Reserves		Equivalent	Future Net Revenue
	Oil				Present Worth
Reserve Classification	(Barrels)	Gas (Mcf)	(Mcfe)	Total	Disc.@10%
Proved Developed Producing	3,316,540	38,227,012	58,126,258	$177,314,484	$149,063,062
Non-Producing	1,014,209	10,389,191	16,474,449	88,908,664	78,617,867
Behind-Pipe	9,947,735	119,114,016	178,800,422	962,886,438	582,378,688

Sub-Total	14,278,484	167,730,219	253,401,129	1,229,109,586	810,059,617

Proved Undeveloped Primary	4,453,326	25,205,143	51,925,098	264,560,594	186,664,641

Total All Reserves	18,731,810	192,935,362	305,326,227	$1,493,670,180	$996,724,258

*	Net Gas Equivalent is calculated based on a conversion factor of 6 MCF of Gas per BBL of Oil. Note: Totals may not agree with schedules due to computer roundoff.

     Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the appraised interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.

     This report consists of various summaries. Schedule No. 1 presents summary forecasts of annual gross and net production, severance and ad valorem taxes, operating income, and net revenue by reserve type. Schedule No. 2 is a sequential listing of the individual properties based on discounted future net revenue. Schedule No. 3 is a sequential listing of the individual properties based on discounted future net revenue by reserve category. An alphabetical one-line summary by property is presented on Schedule No. 4. A one-line listing of the individual properties, ordered by reserve category, state and project, is presented on Schedule No. 5. A geographical one-line summary by state, project and lease is shown on Schedule No. 6.

Classification of Reserves

     Reserves attributed to the appraised leases have been classified as “proved developed producing,” “proved developed non-producing,” “proved developed behind-pipe” and “proved undeveloped primary.”

     Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods. This category may also include recently completed shut-in gas wells scheduled for connection to a pipeline in the near future.

     Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones capable of producing but which are shut-in because no market outlet exists at the present time or whose date of connection to a pipeline is uncertain.

     Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells, which are considered proved by virtue of successful testing or production in offsetting wells.

     Proved Undeveloped Primary Reserves are those reserves attributable to wells to be drilled at locations which can be considered proved by virtue of favorable structural position and which can be anticipated with a high degree of certainty.

Estimation of Reserves

     The majority of the appraised wells have been producing for a considerable length of time. Reserves attributable to wells with well-defined production decline trends were based upon extrapolation of these trends to the respective economic limits. Consideration was given to historical produced water-gas relationships and produced water-oil relationships.

     Reserves anticipated from new wells were based primarily upon volumetric calculations. Structural position, net pay thickness, well productivity, gas/oil ratios, water production, pressures, and other pertinent factors were considered in the estimation of these reserves.

     Reserves assigned to proved developed non-producing zones, behind-pipe zones and undeveloped locations have been estimated based on volumetric calculations.

     The proved reserves included in this report conform to the applicable definition promulgated by the Securities and Exchange Commission.

Future Net Revenue

     Oil Income

     Income from the sale of oil was based upon a price of $40.25 per barrel, Koch’s Posted Price for West Texas Intermediate Crude as of December 31, 2004. This price was adjusted to reflect historical differences between Koch’s Posted Price and actual prices being received by Bois d’Arc. The staff of Bois d’Arc provided the adjusted prices for individual wells. Prices were held constant throughout the life of each property. Provision was made for state severance and ad valorem taxes where applicable.

     Gas Income

     Income from the sale of gas was based upon a price of $6.025 per MMBtu, the “Gas Daily” Henry Hub cash price on December 31, 2004. The staff of Bois d’Arc provided actual prices reflecting differences with the Henry Hub gas prices. Prices were held constant throughout the life of each property. Provision was also made for state severance and ad valorem taxes where applicable.

     Operating Expenses

     Operating expenses have been based upon actual operating costs charged by the respective operator as supplied by the staff of Bois d’Arc. All expenses have been held constant throughout the life of each lease.

     Future Expenses and Abandonment Costs

     As provided by the staff of Bois d’Arc, provisions have been made for future expenses required for drilling, recompletion and/or abandonment costs. These costs have been held constant from current estimates.

General

     Information upon which this appraisal has been based was furnished by the staff of Bois d’Arc, or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the appraised properties. Interests attributed to wells to be drilled at undeveloped locations are based on current ownership. Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with the staff of Bois d’Arc.

     This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

     The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the appraised properties may vary from the estimates contained in this report.

     No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Neither has an attempt been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

     Information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

Very truly yours,

/s/ LEE KEELING AND ASSOCIATES, INC.

LEE KEELING AND ASSOCIATES, INC.

13,500,000 Shares

(BOIS D’ARC LOGO)

Common Stock

PROSPECTUS

RAYMOND JAMES

FRIEDMAN BILLINGS
RAMSEY

JOHNSON RICE &
COMPANY, L.L.C.

HARRIS NESBITT

PETRIE PARKMAN & CO.

CALYON SECURITIES (USA) INC.

HIBERNIA SOUTHCOAST CAPITAL

KEYBANC CAPITAL MARKETS

, 2005

     Until      , 2005 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses, other than selling or underwriting discounts and commissions, to be incurred by us in connection with the sale of the common stock being registered hereby. With the exception of the SEC registration fee, NASD filing fee and NYSE listing fee, all fees and expenses set forth below are estimates.

SEC registration fee	$27,083
NASD filing fee	23,500
NYSE listing fee	150,000
Printing and engraving expenses	300,000
Transfer agent and registrar fees	3,500
Legal fees and expenses	400,000
Accounting fees and expenses	500,000
Engineering fees and expenses	60,000
Miscellaneous	35,917

Total	$1,500,000

Item 14. Indemnification of Directors and Officers.

     Section 78.7502 of the General Corporation Law of Nevada permits a corporation to indemnify any person who was, or is, or is threatened to be made a party in a completed, pending or threatened proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation), by reason of being or having been an officer, director, employee or agent of the corporation or serving in certain capacities at the request of the corporation. Indemnification may include attorneys’ fees, judgments, fines and amounts paid in settlement. The person to be indemnified must either (i) not be liable under Nevada law to the corporation, its stockholders or its creditors or (ii) have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful.

     With respect to actions by or in the right of the corporation, indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action was brought or other court of competent jurisdiction determines upon application that in view of all circumstances the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Unless indemnification is ordered by a court, the determination to pay indemnification must be made by the stockholders, by a majority vote of a quorum of our board of directors who were not parties to the action, suit or proceeding, or in certain circumstances by independent legal counsel in a written opinion. Section 78.751 of the General Corporation Law of Nevada permits the articles of incorporation or bylaws to provide for payment to an indemnified person of the expenses of defending an action as incurred upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

     Section 78.7502 also provides that to the extent a director, officer, employee or agent has been successful on the merits or otherwise in the defense of any such action, he or she must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

     Article VI, “Indemnification of Directors, Officers, Employees and Agents,” of our bylaws will provide as follows with respect to indemnification of our directors, officers, employees and agents:

     6.1 Director Liability. To the fullest extent allowed by Nevada law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders or creditors for damages resulting from any action or failure to act in his or her capacity as a director or officer of the Corporation unless it is proven that:

     (a) his or her act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and

     (b) his or her breach of those duties involved misconduct, fraud or a knowing violation of law.

Any repeal or amendment of this Section 6.1 by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Section 6.1, a director shall not be liable to the Corporation or its stockholders or creditors to such further extent as permitted by any law hereafter enacted, including, without limitation, any subsequent amendment to the Nevada Revised Statutes.

     6.2 Mandatory Indemnification. The Corporation shall indemnify (a) each director, officer, employee and agent, now or hereafter serving the Corporation, (b) each former director, officer, employee and agent, and (c) each person who may now or hereafter serve or who may have heretofore served at the Corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he or she is or was serving in any of the foregoing capacities listed in (a), (b) and (c) above in this Section 6.2, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she (a) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes (dealing with limitation of director liability); or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. For purposes hereof, the term “expenses” shall include but not be limited to all expenses, costs, attorneys’ fees, judgments (including adjudications other than on the merits), fines, penalties, arbitration awards, costs of arbitration and sums paid out and liabilities actually and reasonably incurred or imposed in connection with any suit, claim, action or proceeding, and any settlement or compromise thereof approved by the Board of Directors as being in the best interests of the Corporation. However, in any case in which there is no disinterested majority of the Board of Directors available, the indemnification shall be made: (1) only if the Corporation shall be advised in writing by counsel that in the opinion of counsel (a) such officer, director, employee or agent was not adjudged or found liable for gross negligence or willful misconduct in the performance of duty as such director, officer, employee or agent or the indemnification provided is only in connection with such matters as to which the person to be indemnified was not so liable, and in the case of settlement or compromise, the same is in the best interests of the Corporation; and (b) indemnification under the circumstances is lawful and falls within the provisions of these Bylaws; and (2) only in such amount as counsel shall advise the Corporation in writing is, in his opinion, proper. In making or refusing to make any payment under this or any other provisions of these Bylaws, the Corporation, its directors, officers, employees and agents shall be fully protected if they rely upon the written opinion of counsel selected by, or in the manner designated by, the Board of Directors.

     6.3 Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in these Bylaws.

     6.4 Additional Indemnification. The Corporation may indemnify each person, though he is not or was not a director, officer, employee or agent of the Corporation, who served at the request of the Corporation on a committee created by the Board of Directors to consider and report to it in respect of any matter. Any such indemnification may be made under the provisions hereof and shall be subject to the limitations hereof, except that (as indicated) any such committee member need not be nor have been a director, officer, employee or agent of the Corporation.

     6.5 Applicability. The provisions hereof shall be applicable to actions, suits or proceedings (including appeals) commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.

     6.6 Non-Exclusivity. The indemnification provisions herein provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, or by law or statute, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     6.7 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and persons described in Section 6.4 above, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of these Bylaws.

Item 15. Recent Sales of Unregistered Securities.

     Since our inception, we have issued and sold the following unregistered securities:

     On July 16, 2004, pursuant to the terms of that certain Contribution Agreement, dated as of July 16, 2004 (the “Contribution Agreement”), among Comstock Offshore, LLC, Bois d’Arc Resources, Ltd. and certain other contributors (the “Contributors”), we issued the following securities:

     (a) An aggregate of 10,000 Class A Units of limited liability company interests to the Contributors in exchange for a purchase price in cash of $1.00 per Class A Unit. Upon our conversion from a Nevada limited liability company to a Nevada corporation immediately prior to the closing of this offering (the “Conversion”), each of the Class A Units will be redeemed at a price of $1.00 per unit.

     (b) An aggregate of 50,000,000 Class B Units of limited liability company interests to the Contributors in exchange for the contribution by the Contributors of certain oil and natural gas properties described in the Contribution Agreement. Upon the Conversion, each Class B Unit will be converted into an equal number of shares of common stock of the converted corporation.

     (c) An aggregate of 4,290,000 restricted Class C Units of limited liability company interests to our officers, managers, employees and consultants. Upon the Conversion, each Class C Unit will be converted into a maximum of one-half of a restricted share of common stock of the converted corporation. The actual number of shares of restricted common stock to be received upon the Conversion may be less depending upon the value of the converted corporation at the time of conversion. The restricted Class C Units vest 20% on each of the first five anniversaries of the award date. None of the restricted Class C Units are presently vested.

     (d) Options to purchase an aggregate of 2,800,000 Class B Units of limited liability company interests to our officers, managers and employees with an exercise price of $6.00 per unit. Upon the Conversion, each such option will be converted into an option to purchase an equal number of shares of common stock of the converted corporation with an exercise price of $6.00 per share. The options vest 20% on each of the first five anniversaries of the award date. None of options are presently vested.

     The offers, sales and issuances of the securities described in paragraphs (a) and (b) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the unit certificates issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (a) and (b) were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

     The offers, sales and issuances of the options and common stock described in paragraphs (c) and (d) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such restricted units and options were our employees or managers and received the securities under our long-term incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit
No.	Description

*1.1	Underwriting Agreement.

2.1	Contribution Agreement, dated as of July 16, 2004, by and among Bois d’Arc Energy, LLC, Bois d’Arc Properties, LP, Bois d’Arc Resources, Ltd., Wayne L. Laufer, Gary W. Blackie, Haro Investments LLC, Comstock Offshore, LLC, Comstock Resources, Inc. and such other persons listed on the signature pages thereto (filed as Exhibit 10.2 to Comstock Resources, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 0-16741) and incorporated herein by reference).

*3.1	Articles of Organization of Bois d’Arc Energy, LLC.

*3.2	Amended and Restated Operating Agreement, dated as of August 23, 2004 to be effective July 16, 2004, of Bois d’Arc Energy, LLC.

*3.3	First Amendment, dated as of September 29, 2004, to the Amended and Restated Operating Agreement of Bois d’Arc Energy, LLC.

*3.4	Articles of Incorporation of Bois d’Arc Energy, Inc.

*3.5	Bylaws of Bois d’Arc Energy, Inc.

+3.6	Second Amendment, dated as of January 26, 2005, to the Amended and Restated Operating Agreement of Bois d’Arc Energy, LLC.

+3.7	Third Amendment, effective as of July 16, 2004, to the Amended and Restated Operating Agreement of Bois d’Arc Energy, LLC.

+3.8	Fourth Amendment, effective as of April 13, 2005, to the Amended and Restated Operating Agreement of Bois d’Arc Energy, LLC.

4.1	Transfer Restriction Agreement, dated as of July 16, 2004,of Bois d’Arc Energy, LLC (filed as Exhibit 10.7 to Comstock Resources, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 0-16741) and incorporated herein by reference).

*4.2	First Amendment to Transfer Restriction Agreement, dated effective as of July 27, 2004, of Bois d’Arc Energy, LLC.

*4.3	Specimen Stock Certificate of Common Stock.

*4.4	Letter Agreement regarding registration rights, dated July 21, 2004, between Bois d’Arc Energy, LLC and BetsWest Interests, L.P.

*5.1	Opinion of Locke Liddell & Sapp LLP as to the validity of the securities being registered hereunder.

*10.1	Long-Term Incentive Plan of Bois d’Arc Energy, LLC (as amended and restated).

*10.2	Amended and Restated Long-Term Incentive Plan of Bois d’Arc Energy, Inc.

*10.3	Employment Agreement, dated as of July 16, 2004, between Bois d’Arc Energy, LLC and Gary W. Blackie.

*10.4	Employment Agreement, dated as of July 16, 2004, between Bois d’Arc Energy, LLC and Wayne L. Laufer.

10.5	Loan Agreement, dated as of July 16, 2004, by and between Comstock Resources, Inc., as lender, and Bois d’Arc Energy, LLC, Bois d’Arc Properties, LP, and Bois d’Arc Offshore, Ltd., as borrower (filed as Exhibit 10.4 to Comstock Resources, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 0-16741) and incorporated herein by reference).

Exhibit
No.	Description
10.6	Note made by Bois d’Arc Energy, LLC, Bois d’Arc Properties, LP and Bois d’Arc Offshore, Ltd., as borrower, to Comstock Resources, Inc. (filed as Exhibit 10.5 to Comstock Resources, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 0-16741) and incorporated herein by reference).

10.7	Services Agreement, dated as of July 16, 2004, between Comstock Resources, Inc. and Bois d’Arc Energy, LLC (filed as Exhibit 10.3 to Comstock Resources, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004(File No. 0-16741) and incorporated herein by reference).

*10.8	Lease Agreement dated December 1, 2004 between Texas Tower Limited and Bois d’Arc Energy, LLC.

*21.1	List of Subsidiaries.

*23.1	Consent of Locke Liddell & Sapp LLP (Included in Exhibit 5.1).

+23.2	Consent of Ernst & Young LLP.

*23.3	Consent of Lee Keeling and Associates, Inc.

*24.1	Power of Attorney (Included on the Signature Page hereto).

*99.1	Consent to Serve as a Director of John L. Duvieilh.

*99.2	Consent to Serve as a Director of D. Michael Harris.

*99.3	Consent to Serve as a Director of David K. Lockett.

*99.4	Consent to Serve as a Director of Cecil E. Martin, Jr.

*99.5	Consent to Serve as a Director of David W. Sledge.

+	Filed herewith.

*	Previously filed.

     (b) Financial Statement Schedules. Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 13, 2005.

BOIS D’ARC ENERGY, LLC

By:	/s/ ROLAND O. BURNS

Roland O. Burns Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
*	Chief Executive Officer	April 13, 2005
and Manager (Principal
Wayne L. Laufer	Executive Officer)

/s/ ROLAND O. BURNS	Chief Financial Officer, Secretary	April 13, 2005
and Manager (Principal Financial
Roland O. Burns	and Accounting Officer)

*	Chairman of the Board of Managers	April 13, 2005
M. Jay Allison

*	President and Manager	April 13, 2005

Gary W. Blackie

By:	/s/ Roland O. Burns

Attorney-in-Fact